

2021

Notice and Proxy Statement

A Letter from Our Board of Directors on the Urgency of Sustainability

Dear Fellow Shareholders:

Urgent global issues demand visionary leadership. As the Trane Technologies Board of Directors, we are committed to bold action as the world contends with unprecedented challenges. Environmental, social and governance ("ESG") leadership is central to the Trane Technologies business strategy, and a core element of both the company's management routines and the Board's ongoing governance processes.

Climate change is accelerating at a rapid rate, urbanization is dramatically reshaping our communities, and natural resources are more constrained than ever before. Trane Technologies excels where these global megatrends and our unique capabilities intersect. Having achieved our aggressive 2020 ESG targets—two years early—we embarked on our 2030 Commitments to ensure that every major facet of our business – from operations to supply chain, innovation and product development, employee and community development, and governance – is prepared for the next decade. This includes the Gigaton Challenge, a commitment to reduce one gigaton of carbon emissions from our customers' footprints, as well as commitments to achieve carbon neutral operations, zero waste to landfill, gender parity in leadership and workforce diversity reflective of our communities. These commitments address some of our industry's – and the world's – biggest challenges.

ESG is embedded in our strategy and in the market opportunities that we pursue. Each key business decision is considered through an ESG lens – assessing the long-term value to society. Our Sustainability, Corporate Governance and Nominating Committee charter reflects the significant focus we have on ESG processes, and how the company's ESG practices benefit from board knowledge and experience. In addition, the Technology and Innovation Committee provides input to management on strategies and innovations aimed at furthering our sustainability commitments, including the dramatic reduction of our company's and customers' carbon footprints. In addition, our Compensation Committee looks for opportunities to tie our strategies to executive incentives. Beginning in 2021 our executive incentive compensation will include environmental sustainability and diversity goals.

Looking ahead, the need for business leadership on ESG-related issues has never been greater. Our 2030 commitments will challenge us to lead by example, collaborate with our customers to drive sustainable innovation, and create opportunity for all in our workplace and communities. The timelines of our commitments are aligned with the timelines of the United Nations Sustainable Development Goals (UN SDGs) to ensure we're contributing to the collective actions needed to drive global, sustainable progress.

From the top of our organization, and throughout every facet of our business, we hold ourselves to the highest standards of ethical conduct, and that means doing what is right for our business, for our people, for the environment, and for society. Our ESG performance is evident in a comprehensive framework of transparent reporting and disclosures.

Trane Technologies' actions are predicated on a strong belief that one company can change an industry, and one industry can change the world. That's why we are aligned around one central purpose: to boldly challenge what's possible for a sustainable world.

Sincerely,

KIRK E. ARNOLD	**ANN C. BERZIN**	**JOHN BRUTON**	**JARED L. COHON**
GARY D. FORSEE	**LINDA P. HUDSON**	**MICHAEL W. LAMACH**	**MYLES P. LEE**
APRIL MILLER BOISE	**KAREN B. PEETZ**	**JOHN P. SURMA**	**RICHARD J. SWIFT**
TONY L. WHITE			

Notice of 2021 Annual General Meeting of Shareholders

Voting Items

Proposals To Be Voted		Board Vote Recommendation	For Further Details
1.	To elect 12 directors for a period of one year	FOR each director nominee	Page 13
2.	To give advisory approval of the compensation of the Company's Named Executive Officers	FOR	Page 20
3.	To approve the appointment of PricewaterhouseCoopers LLP as independent auditors of the Company and authorize the Audit Committee of the Board of Directors to set the auditors' remuneration	FOR	Page 20
4.	To renew the existing authority of the directors of the Company to issue shares	FOR	Page 22
5.	To renew the existing authority of the directors of the Company to issue shares for cash without first offering shares to existing shareholders (Special Resolution)	FOR	Page 23
6.	To determine the price range at which the Company can re-allot shares that it holds as treasury shares (Special Resolution)	FOR	Page 24

Shareholders will also conduct such other business properly brought before the meeting.

By Order of the Board of Directors,



Evan M. Turtz

EVAN M. TURTZ
SENIOR VICE PRESIDENT AND GENERAL COUNSEL

Attending the Meeting

If you are a shareholder who is entitled to attend and vote, then you are entitled to appoint a proxy or proxies to attend and vote on your behalf. A proxy is not required to be a shareholder in the Company. If you wish to appoint as proxy any person other than the individuals specified on the proxy card, please contact the Company Secretary at our registered office.

Important Notice regarding the availability of proxy materials for the Annual General Meeting of Shareholders to be held on June 3, 2021.

The Annual Report and Proxy Statement are available at www.proxyvote.com.

The Notice of Internet Availability of Proxy Materials or this Notice of 2021 Annual General Meeting of Shareholders, the Proxy Statement and the Annual Report are first being mailed to shareholders on or about April 23, 2021.

2022 Annual Meeting
Deadline for shareholder proposals for inclusion in the proxy statement: December 24, 2021

Deadline for business proposals and nominations for director: March 5, 2022



Date and Time

June 3, 2021 (Thursday)
8:00 a.m. EDT



Location

Trane Technologies plc
800-C Beaty Street
Davidson, NC 28036

Shareholders in Ireland may participate in the Annual General Meeting remotely on June 3, 2021 at 1:00 p.m. (Dublin time) telephonically at the Arthur Cox Building, Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland. See "Information Concerning Voting and Solicitation" of the proxy statement for further information on participating in the Annual General Meeting.



Who Can Vote

Only shareholders of record as of the close of business on April 8, 2021, are entitled to receive notice of and to vote at the Annual General Meeting.

How to Vote

Whether or not you plan to attend the meeting, please provide your proxy by either using the Internet or telephone as further explained in the accompanying proxy statement or filling in, signing, dating, and promptly mailing a proxy card.



By Telephone
In the U.S. or Canada, you can vote your shares by submitting your proxy toll-free by calling 1-800-690-6903.



By Internet
You can vote your shares online at www.proxyvote.com.



By Mail
You can vote by mail by marking, dating, and signing your proxy card or voting instruction form and returning it in the postage-paid envelope.



Table of Contents

Trane Technologies 2020 Performance Highlights

FINANCIAL PERFORMANCE HIGHLIGHTS

Annual Revenue
$12.45 BILLION
▼ Decrease of 4.8% from 2019

Adjusted EBITDA[1]
$1.92 BILLION
▼ Decrease of 3.3% from 2019

Adjusted EBITDA Margin[1]
15.4%
▲ Increase of 0.2 percentage points over 2019

Free Cash Flow
$1.71 BILLION
▲ Increase of 25.3% from 2019

NON-FINANCIAL PERFORMANCE HIGHLIGHTS



Business

- Successfully completed our Reverse Morris Trust ("RMT") transaction whereby the Company separated its former Industrial segment, which was combined with Gardner Denver Holdings, Inc. and launched Trane Technologies, a focused climate innovation company.
- For the eighth consecutive year, recognized by Fortune Magazine as one of the world's most-admired companies.



Human Capital Management

- Renewed our membership in the CEO Action for Diversity and Inclusion pledge, focusing on our commitment to advance diversity and inclusion in the workplace.
- Renewed our commitment to the Paradigm for Parity Coalition, a pledge to bring gender parity to our corporate leadership structure by 2030. We were the first in our industry to enter the coalition.
- Became a founding Member of the OneTen coalition, committed to hiring, retaining and advancing one million Black Americans over the next ten years.



Sustainability

- We met our 2020 sustainability commitments that were set in 2013 in 2018, two years early, and announced bold 2030 sustainability commitments in 2019.
- We are one of 615 companies worldwide with science-based targets and one of only 47 companies to have its targets verified by SBTi twice (once in 2014 and again in early 2021).
- Listed on the Dow Jones Sustainability North America Index for 10 consecutive years.

For more information regarding our 2020 Financial and Non-Financial Performance, please see Compensation Discussion and Analysis contained in this Proxy Statement.

For more information regarding the Company's commitment to leadership in environmental, social and governance matters and our achievements in these areas, please also see our 2020 Annual Report to Shareholders included in these proxy materials and our 2020 ESG Report available on our website located at www.tranetechnologies.com under the heading "Sustainability."

[1] We report our financial results in our annual report on Form 10-K and our quarterly reports on Form 10-Q in accordance with United States generally accepted accounting principles ("GAAP"). Our financial results described above for Adjusted EBITDA and Adjusted EBITDA Margin have been adjusted to exclude the impact of certain non-routine and other items as described in our earnings releases and are non-GAAP financial measures. These metrics and the related performance targets and results are relevant only to our executive compensation program and should not be used or applied in other contexts. For a description of how the metrics above are calculated from our GAAP financial statements, please see "Annual Incentive Matrix ("AIM") - Determination of Payout" with respect to AIM payments and "Long Term Incentive Program ('LTI') – 2018 - 2020 Performance Share Units Payout" with respect to Performance Share Program ("PSP") awards.



Sustainability at Trane Technologies

At Trane Technologies, sustainability is core to who we are. Our commitment extends to the environmental and social impacts of our operations, products and services, and workplace.

Here is an overview of our 2030 Sustainability Commitments and our progress against them.

THE GIGATON CHALLENGE	LEADING BY EXAMPLE	OPPORTUNITY FOR ALL
We're reducing one gigaton – one billion metric tons – of carbon emissions (CO_2e) from our customers' footprint by 2030.	We're reimagining our supply chain and operations to have a restorative impact on the environment.	We're uplifting our culture and communities through an inclusive approach and a focus on education and career development.
How We'll Do It	**How We'll Do It**	**How We'll Do It**
We're innovating clean technologies, advancing system level energy-efficiency, reducing global food loss and transitioning to next-generation refrigerants.	We're working to achieve carbon neutral operations, zero waste to landfills, and net positive water use, and reduce absolute energy use by 10 percent.	We'll achieve workforce diversity reflective of our communities, gender parity in leadership roles, and create pathways to green and STEM careers.
Our Progress in 2020	**Our Progress in 2020**	**Our Progress in 2020**
7.7 million	**23%**	**21.7%**
metric tons of CO_2e reduced from our customer's carbon footprint equivalent to the annual output of	total reduction in water use in water-stressed regions	of leadership positions held by women
1,662	**39%**	**$380.4 million**
wind turbines	39% of electricity demand met with renewables	in goods and services spent on diverse-owned businesses

Supporting Employees and Customers during COVID-19

As the coronavirus pandemic took hold, Trane Technologies took quick and deliberate action to care for the health and safety of our people, serve the essential needs of our customers, and maintain balanced attention on the Company's short-term performance and long-term business strategy.

TAKING CARE OF OUR PEOPLE

We immediately invested in safety measures and personal protective equipment to continue operating our facilities, manufacturing plants and services with comprehensive safety protocols. To preserve jobs, we took cost management actions including delay of base salary merit increases and furloughs in select markets. We enhanced benefits and support resources to care for our people and their families who were affected by COVID-19 in many ways. Through it all, we maintained strong employee engagement – with 2020 scores that improved relative to 2019 and are in the top quartile of companies globally. To support our people during the pandemic, we:

- Accelerated the rollout of our global Employee Assistance Program (EAP).
- Provided frequent communications and webinars on topics including mental health, childcare, and education. Provided back-up care and working parent resource enhancements in the U.S.
- Amended our U.S. medical plans to cover COVID-19 testing and telehealth visits at no cost to employees.
- Modified our Short-Term Disability Plan to eliminate the previous waiting period, ensuring benefits begin on first day of absence for COVID-related illness or required quarantine.
- Accelerated our "Future of Work" initiative to create revised Flex Time and Flex Place policies and resources that vary by type of role.
- Provided $1.4 million in grants to 1,083 employees experiencing hardship due to COVID-19 through the Helping Hand employee relief fund.

INNOVATING TO SERVE CUSTOMERS

Our teams took an agile approach to serving the needs of our customers through this challenging time, prioritizing the needs of essential customers, innovating to meet evolving needs, and bringing experts and new partners to the table to advance market-leading solutions. To support our customers through the pandemic, we:

- Focused immediately on serving essential customers in healthcare, hospitals, laboratories and data centers with indoor environmental quality solutions to remove pathogens from the air and support isolation rooms and other specific needs.

- Introduced a new suite of services to support commercial building owners and operators including a comprehensive Indoor Air Quality Assessment, an Energy Checkup to ensure efficiency and Remote Services to enable remote system diagnosis, service and monitoring.

- Launched the Center for Healthy and Efficient Spaces and convened a team of global experts to accelerate innovation and advocacy on indoor environments.

- Partnered with technology companies like Synexis to bring market-leading innovation to customers to reduce pathogens in air and on surfaces.

- Expanded our portfolio of refrigerated transport solutions to safely and efficiently move refrigerated foods and medicines in communities around the world as e-commerce and home delivery expanded.

- Launched new cold storage and transport solutions to meet the needs of pharmaceutical and transport companies engaged in vaccine distribution, including a Super Freezer that can maintain temperatures as low as -70 degrees Celsius.

TRANE
TECHNOLOGIES

Proxy Voting Roadmap

This summary highlights information contained elsewhere in this Proxy Statement. For more complete information about these topics, please review Trane Technologies plc's Annual Report on Form 10-K and the entire Proxy Statement.

ITEM 1

Election of Directors

- Eleven out of 12 Director nominees are independent.
- The Board of Directors is nominating five female directors, one Black director, one Hispanic director and two non-U.S. directors out of a total of 12 directors.
- The tenure and experience of our directors is varied, which brings varying perspectives to our Board functionality.



The Board of Directors recommends a vote **FOR** the directors nominated for election.



See page 13 for further information

Director Nominees

Name/Occupation	Age	Director since	Independent	Other Current Public Boards	Trane Technologies Committees A	C	S	F	T	E
Kirk E. Arnold Executive in Residence of General Catalyst Former Chief Executive Officer, Data Intensity	61	2018	YES	• Ingersoll Rand Inc. • Thomson Reuters • Epiphany Technology Acquisition Corp.		M	M		M	
Ann C. Berzin Former Chairman and CEO of Financial Guaranty Insurance Company	69	2001	YES	• Exelon Corporation • Baltimore Gas & Electric Company	M			C		M
John Bruton Former Prime Minister of the Republic of Ireland and Former European Union Commission Head of Delegation to the United States	73	2010	YES		M			M	M	
Jared L. Cohon President Emeritus of Carnegie Mellon University, University Professor of Civil and Environmental Engineering and of Engineering and Public Policy	73	2008	YES	• Unisys		M	M		C	
Gary D. Forsee Former President of University of Missouri System and Former Chairman of the Board and Chief Executive Officer of Sprint Nextel Corporation	71	2007	YES	• Ingersoll Rand Inc.		M	C		M	M
Linda P. Hudson Founder and Former Chairman and CEO of The Cardea Group and Former President and CEO of BAE Systems, Inc.	70	2015	YES	• Bank of America • TPI Composites, Inc.		M	M		M	
Michael W. Lamach Chairman and CEO of Trane Technologies plc	57	2010	NO	• PPG Industries, Inc.						C
Myles P. Lee Former Director and CEO of CRH plc	67	2015	YES	• Babcock International Group plc • UDG Healthcare plc	M			M		
April Miller Boise Executive Vice President and General Counsel of Eaton Corporation plc	52	2020	YES		M			M		
Karen B. Peetz Chief Administrative Officer of Citigroup Inc.	65	2018	YES						M	
John P. Surma Retired Chairman and CEO of United States Steel Corporation	66	2013	YES	• Marathon Petroleum Corporation • MPLX LP (a publicly traded subsidiary of Marathon Petroleum Corporation) • Public Service Enterprise Group	C			M		M
Tony L. White Former Chairman, President and CEO of Applied Biosystems Inc.	74	1997	YES	• CVS Health Corporation • Ingersoll Rand Inc.		C	M		M	M

A Audit Committee
F Finance Committee
C Compensation Committee
T Technology and Innovation Committee
S Sustainability, Corporate Governance & Nominating Committee
E Executive Committee
C Chair
M Member

Board Diversity

The Company's policy on Board diversity relates to the selection of nominees for the Board of Directors. In selecting a nominee for the Board, the Sustainability, Corporate Governance and Nominating Committee considers the skills, expertise and background that would complement the existing Board and ensure that its members are of sufficiently diverse and independent backgrounds, recognizing that the Company's businesses and operations are diverse and global in nature. The Board of Directors is nominating five female directors (Ms. Arnold, Ms. Berzin, Ms. Hudson, Ms. Miller Boise and Ms. Peetz), one Hispanic director (Mr. White), one Black director (Ms. Miller Boise) and two international directors who are Irish citizens (Mr. Bruton and Mr. Lee) out of a total of 12 directors. Two of our current directors (Mr. Swift and Mr. Bruton) have veteran status. In addition, the tenure and experience of our directors is varied, which brings varying perspectives to our Board functionality.

GENDER

42%

■ Female Directors

RACE AND ETHNICITY

17%

■ Racially and Ethnically Diverse Directors

NATIONALITY

17%

■ International Representation

BOARD SIZE AND INDEPENDENCE

11 out of **12** Director Nominees are Independent

BOARD SKILLS AND EXPERIENCE

		Arnold	Berzin	Bruton	Cohon	Forsee	Hudson	Lamach	Lee	Miller Boise	Peetz	Surma	White
SKILLS	Financial Expert		●			●	●	●	●		●	●	●
SKILLS	Finance/Capital Allocation		●	●				●	●		●	●	
SKILLS	Global Experience		●	●	●	●	●	●	●	●	●	●	●
SKILLS	Technology/Engineering	●			●	●	●	●					
SKILLS	Marketing/Digital	●											●
SKILLS	Services	●				●		●				●	
SKILLS	Human Resources/Compensation					●	●	●		●	●		●
SKILLS	IT/Cybersecurity/Data Management	●					●			●			
SKILLS	Risk Management/Mitigation	●	●	●	●	●	●	●	●	●	●	●	●
EXPERIENCE	ESG/Sustainability	●			●	●	●	●		●	●	●	
EXPERIENCE	Chair/CEO/Business Head	●	●		●	●	●	●	●		●	●	●
EXPERIENCE	Industrial/Manufacturing						●	●	●	●		●	●
EXPERIENCE	Academia/Education	●			●	●							
EXPERIENCE	Government/Public Policy			●	●					●		●	
EXPERIENCE	Financial Services		●	●			●				●		

TRANE TECHNOLOGIES

Director Nomination Process

The Sustainability, Corporate Governance and Nominating Committee identifies individuals qualified to become directors and recommends the candidates for all directorships.

1 **BOARD COMPOSITION ASSESSMENT**

The Sustainability, Corporate Governance and Nominating Committee reviews the composition of the full Board to identify the qualifications and areas of expertise needed to further enhance the composition of the Board.



2 **BOARD RECOMMENDATION**

The Sustainability, Corporate Governance and Nominating Committee makes recommendations to the Board concerning the appropriate size and needs of the Board including recommendations based on reviews of diversity and the board's skill and experience matrix.



3 **IDENTIFICATION OF CANDIDATES**

The Sustainability, Corporate Governance and Nominating Committee with the assistance of management identifies candidates with those qualifications. The board has used a third party search firm for all searches in the last five years and has included a diverse slate of candidates from a gender diversity and racial and ethnic diversity perspective. The Board intends to continue to include diverse candidates from a gender diversity and racial and ethnic diversity perspective in each board member search that it conducts.

In considering candidates, the Sustainability, Corporate Governance and Nominating Committee will take into account all factors it considers appropriate, including breadth of experience, understanding of business and financial issues, ability to exercise sound judgment, diversity, leadership, and achievements and experience in matters affecting business and industry. The Sustainability, Corporate Governance and Nominating Committee considers the entirety of each candidate's credentials and believes that at a minimum each nominee should satisfy the following criteria: highest character and integrity, experience and understanding of strategy and policy-setting, sufficient time to devote to Board matters, and no conflict of interest that would interfere with performance as a director.

Shareholders may recommend candidates for consideration for Board membership by sending the recommendation to the Sustainability, Corporate Governance and Nominating Committee, in care of the Secretary of the Company. Candidates recommended by shareholders are evaluated in the same manner as director candidates identified by any other means.

Corporate Governance Highlights

The Company upholds the highest standards of corporate governance including:

- Substantial majority of independent director nominees (11 of 12)
- Annual election of directors
- Majority vote for directors
- Independent Lead Director
- Board oversight of risk management
- Succession planning at all management levels, including for Board and CEO

- Annual Board and committee self-assessments
- Executive sessions of non-management directors
- Continuing director education
- Executive and director stock ownership guidelines
- Board oversight of enterprise-wide sustainability program and strategy


ITEM **2**	Advisory Approval of the Compensation of Our Named Executive Officers	 The Board of Directors recommends a vote **FOR** this item.

- Our Compensation Committee has adopted executive compensation programs with a strong link between pay and achievement of short and long-term Company goals.
- Shareholders voted 91% in favor of the company's Advisory Approval of the Compensation of our NEOs at our 2020 Annual General Meeting.

 See page **20** for further information

Executive Compensation Highlights

The Compensation Committee (the "Committee") is guided by executive compensation principles that shape the executive compensation programs that the Committee adopts to execute on the Company's strategies and goals.

Executive Compensation Principles

Our executive compensation programs are based on the following principles:

(i) business strategy alignment

(ii) pay for performance

(iii) mix of short and long-term incentives

(iv) internal parity

(v) shareholder alignment

(vi) market competitiveness

Executive Compensation Program Overview

The Committee has adopted executive compensation programs with a strong link between pay and performance and the achievement of short-term and long-term Company goals. The primary elements of the executive compensation programs are base salary, Annual Incentive Matrix ("AIM") and long-term incentives ("LTI"). The Committee places significant emphasis on variable compensation (AIM and LTI) so that a substantial percentage of the six NEO's target total direct compensation ("TDC") is contingent on the successful achievement of the Company's short-term and long-term performance goals.

Pay for Performance

A strong pay for performance culture is paramount to our success. As a result, each executive's target total direct compensation ("TDC") is tied to Company, business and individual performance against set goals. Company and business performance are measured against pre-established financial, operational and strategic objectives as set by the Committee. Individual performance is measured against pre-established individual goals as well as demonstrated leadership competencies and behaviors consistent with our leadership principles. In addition, a portion of the long-term incentive is earned based on Company cash flow return on invested capital ("CROIC") and shareholder value performance relative to peer companies. Over 90% of our CEO's total direct compensation was performance based compensation in 2020 and over 78% of our other NEO's average total direct compensation was performance based compensation in 2020 – pay that is subject to risk depending on our Company's performance.

2020 Executive Compensation

The summary below shows the 2020 compensation for our CEO and other NEOs, as required to be reported in the Summary Compensation Table pursuant to U.S. Securities and Exchange Commission ("SEC") rules. Please see the notes accompanying the Summary Compensation Table for further information.

Name and Principal Position	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[1]	All Other Compensation ($)	Total ($)
M. W. Lamach Chairman and Chief Executive Officer	1,410,000	500,000	9,262,869	2,500,012	2,397,000	11,591,666	445,939	28,107,486
C. J. Kuehn Senior Vice President and Chief Financial Officer	642,742	150,000	1,667,489	450,012	680,000	445,140	88,607	4,123,990
D. S. Regnery President and Chief Operating Officer	850,000	150,000	2,408,938	650,009	850,000	3,735,597	119,679	8,764,223
M. J. Avedon Executive Vice President, Chief Human Resources, Marketing and Communications Officer	691,250	200,000	1,556,448	420,004	603,500	2,547,784	100,288	6,119,274
P. A. Camuti Executive Vice President and Chief Technology and Strategy Officer	575,000	150,000	1,389,663	375,008	501,500	814,644	77,655	3,883,470
S. K. Carter[2] Former Senior Vice President and Chief Financial Officer	196,686	200,000	298	—	194,809	628,837	159,471	1,380,101

[1] Amounts reported in this column reflect the aggregate increase in the actuarial present value of the benefits under the qualified Trane Technologies Pension Plan Number One, the Trane Technologies Supplemental Pension Plan, the Trane Technologies Supplemental Pension Plan II, the Key Management Supplemental Pension program and the Elected Officer Supplemental Pension program, as applicable. The change in pension benefits value is attributable to the additional year of service and age, the annual AIM award and any annual salary increase. Other external factors, outside the influence of the plan design, also impact the values shown in this column. Examples of these factors include changes to mortality tables as well as interest and discount rates. For all the NEOs, the amounts in this column for 2020 were impacted by decreasing lump sum interest rates (down from 2.25% to 1.00%) and discount rates (down from 2.96% to 2.08%) which cause the value of the lump sum distribution under the EOSP and the KMP to increase. For Mr. Lamach, the majority of the change in the pension value is due to these required actuarial valuation changes.

[2] Ms. Carter retired on April 1, 2020.

See Compensation Discussion and Analysis for more information about our Committee's executive compensation principles, the programs the Committee has adopted and the decisions that the Committee made during 2020.

ITEM


3

Approval of Appointment of Independent Auditors

- The Audit Committee engages in an annual evaluation of the qualifications, performance and independence of PricewaterhouseCoopers LLP ("PwC").
- Both by virtue of its familiarity with the Company's affairs and its professional competencies and resources, PwC is considered best qualified to perform this important function.
- The Audit Committee and the Board believe that the continued retention of PwC to serve as our independent external auditors is in the best interests of the Company and its investors.

 The Board of Directors recommends a vote **FOR** this item.

 See page **20** for further information

ITEM


4

Renewal of the Directors' Existing Authority to Issue Shares



- The Board of Directors' authority to issue shares under Irish law is fundamental to our business.
- Granting the Board this authority is a routine matter for public companies incorporated in Ireland.

 The Board of Directors recommends a vote **FOR** this item.

 See page **22** for further information

ITEM


5

Renewal of the Directors' Existing Authority to Issue Shares for Cash without First Offering Shares to Existing Shareholders

- The Board of Directors' authority to issue shares for cash without first offering shares to existing shareholders is fundamental to our business.
- Granting the Board this authority is a routine matter for public companies incorporated in Ireland.
- As required under Irish law, this proposal requires the affirmative vote of at least 75% of the votes cast.

 The Board of Directors recommends a vote **FOR** this item.

 See page **23** for further information

ITEM


6

Determine the Price at which the Company Can Re-Allot Shares Held as Treasury Shares

- From time to time the Company may acquire ordinary shares and hold them as treasury shares.
- The Company may re-allot such treasury shares, and under Irish law, our shareholders must authorize the price range at which we may re-allot shares held in treasury.
- As required under Irish law, this proposal requires the affirmative vote of at least 75% of the votes cast.

 The Board of Directors recommends a vote **FOR** this item.

 See page **24** for further information

Proposals Requiring Your Vote

In this Proxy Statement, "Trane Technologies," the "Company," "we," "us" and "our" refer to Trane Technologies plc, an Irish public limited company. This Proxy Statement and the enclosed proxy card, or the Notice of Internet Availability of Proxy Materials, are first being mailed to shareholders of record on April 8, 2021 (the "Record Date") on or about April 23, 2021.

ITEM

1

Election of Directors

The Company uses a majority of votes cast standard for the election of directors. A majority of the votes cast means that the number of votes cast "for" a director nominee must exceed the number of votes cast "against" that director nominee. Each director of the Company is being nominated for election for a one-year term beginning at the end of the 2021 Annual General Meeting of Shareholders to be held on June 3, 2021 (the "Annual General Meeting") and expiring at the end of the 2022 Annual General Meeting of Shareholders. Under our Articles of Association, if a director is not re-elected in a director election, the director shall retire at the close or adjournment of the Annual General Meeting. Mr. Swift is retiring at the 2021 Annual General Meeting due to reaching retirement age in accordance with our Corporate Governance Guidelines.

 The Board of Directors recommends a vote **FOR** the directors nominated for election listed below.

Nominees for Director



Kirk E. Arnold
Independent Director

Age 61
Director since 2018
Committees
Compensation
Sustainability, Corporate Governance & Nominating
Technology and Innovation

Principal Occupation
- Executive in Residence of General Catalyst, a venture capital firm backing entrepreneurs, from September 2018–Present.
- Chief Executive Officer of Data Intensity from 2013 to 2017.

Current Public Directorships
- Ingersoll Rand Inc.
- Thomson Reuters
- Epiphany Technology Acquisition Corp.

Other Activities
- Director of The Predictive Index
- Director of Baypath University
- Director of UP Education Network

Other Directorships Held in the Past Five Years
- EnerNoc, Inc.

Skills and Experience

 Technology/ Engineering

 Marketing/ Digital

 Services

 IT/Cybersecurity/ Data Management

 Risk Management/ Mitigation

 ESG / Sustainability

Chair/CEO/ Business Head

 Academia/ Education

Nominee Highlights
Ms. Arnold's vast experience in technology and service leadership brings critical insight to the Company's operations, digital analytics, and technologies. Ms. Arnold has served in executive positions throughout the technology industry including as COO at Avid, a technology provider to the media industry, and CEO and President of Keane, Inc., then a publicly traded billion-dollar global services provider. Ms. Arnold has also held senior leadership roles at Computer Sciences Corporation, Fidelity Investments and IBM. Ms. Arnold's active participation in the technology and business community provides the Company ongoing insight into digital marketing and technology related issues.



Ann C. Berzin
Independent Director

Age 69
Director since 2001
Committees
Audit
Finance (Chair)
Executive

Principal Occupation
- Chairman and Chief Executive Officer of Financial Guaranty Insurance Company (insurer of municipal bonds and structured finance obligations), a subsidiary of General Electric Capital Corporation, from 1992 to 2001.

Current Public Directorships
- Exelon Corporation
- Baltimore Gas & Electric Company

Other Directorships Held in the Past Five Years
- None

Other Activities
- University of Chicago College Advisory Council

Skills and Experience

 Financial Expert

 Finance/Capital Allocation

 Global Experience

 Risk Management/ Mitigation

 Chair/CEO/ Business Head

 Financial Services

Nominee Highlights
Ms. Berzin's extensive experience in finance at a global diversified industrial firm and her expertise in complex investment and financial products and services bring critical insight to the Company's financial affairs, including its borrowings, capitalization, and liquidity. In addition, Ms. Berzin's relationships across the global financial community strengthen the Company's access to capital markets. Her board memberships provide deep understanding of trends in the energy sector, which presents ongoing opportunities and challenges for the Company.



John Bruton
Independent Director

Age 73
Director since 2010
Committees
Audit
Finance
Technology and Innovation

Principal Occupation
- European Union Commission Head of Delegation to the United States from 2004 to 2009.
- Prime Minister of the Republic of Ireland from 1994 to 1997.

Current Public Directorships
- None

Other Directorships Held in the Past Five Years
- None

Other Activities
- Irish Institute for International and European Affairs
- Irish Diaspora Loan Fund Public Limited Company
- PIMCO Global Advisors (Ireland) Limited
- PIMCO Funds: Global Investors Series plc
- PIMCO Select Funds plc

- PIMCO Fixed Income Source ETFs plc
- PIMCO Funds Ireland plc
- PIMCO Specialty Funds Ireland plc
- Terebellum
- Co-Operation Ireland
- Centre for European Policy
- Public Oversight Committee of Deloitte in Ireland

Skills and Experience

 Finance/Capital Allocation

 Global Experience

 Risk Management/ Mitigation

 Government/ Public Policy

 Financial Services

Nominee Highlights
Mr. Bruton's long and successful career of public service on behalf of Ireland and Europe provides extraordinary insight into critical regional and global economic, social and political issues, all of which directly influence the successful execution of the Company's strategic plan. In particular, Mr. Bruton's leadership role in transforming Ireland into one of the world's leading economies during his tenure, as well as in preparing the governing document for managing the Euro, lend substantial authority to the Company's economic and financial oversight.



Jared L. Cohon
Independent Director

Age 73
Director since 2008
Committees
Compensation
Sustainability, Corporate Governance and Nominating
Technology and Innovation (Chair)

Principal Occupation
- President Emeritus at Carnegie Mellon University, President of Carnegie Mellon University from 1997-2013 and also appointed University Professor of Civil and Environmental Engineering / Engineering and Public Policy.

Current Public Directorships
- Unisys

Other Activities
- BNY Mellon Foundation, Trustee
- Carnegie Corporation, Trustee
- Center for Responsible Shale Gas Development, Director and Chair

Other Directorships Held in the Past Five Years
- Lexmark, Inc.

- Health Effects Institute, Director
- Heinz Endowments, Trustee
- Hillman Family Foundations, Trustee

Skills and Experience

 Global Experience

 Technology/ Engineering

 Risk Management/ Mitigation

 ESG / Sustainability

 Chair/CEO/ Business Head

 Academia/ Education

 Government/ Public Policy

Nominee Highlights
Dr. Cohon's extensive career in academics, including 16 years as president of an institution known throughout the world for its leadership in the fields of computer science and engineering, offers the Company tremendous insight into the latest developments in areas critical to commercial innovation and manufacturing process improvement. A member of the National Academy of Engineering, Dr. Cohon is a recognized authority on environmental and water resources systems analysis and management. As such, Dr. Cohon also brings unique perspectives on sustainable business practices, both within our own operations and on behalf of our customers and communities. In 2008 and 2009, at the request of Congress, Dr. Cohon chaired the National Research Council Committee that produced the report, "Hidden Costs of Energy: Unpriced Consequences of Energy Production and Use." In 2014, Dr. Cohon was appointed co-chair of the Congressionally-mandated Commission to review and evaluate the National Energy Laboratories. He currently serves as Chair of the National Academies' Board on Energy and Environmental Systems. Finally, Dr. Cohon's more than nine years of service as a member of Trane Inc.'s (formerly American Standard) board of directors provides critical insight into that part of the Company's business.



Gary D. Forsee
Independent Director

Age 71
Director since 2007
Committees
Compensation
Sustainability, Corporate Governance and Nominating (Chair)
Executive, Technology and Innovation

Principal Occupation
- President, University of Missouri System from 2008 to 2011.
- Chairman of the Board (from 2006 to 2007) and Chief Executive Officer (from 2005 to 2007) of Sprint Nextel Corporation (a telecommunications company).

Current Public Directorships
- Ingersoll Rand Inc.

Other Directorships Held in the Past Five Years
- DST Systems Inc.
- Evergy, Inc.

Skills and Experience

 Financial Expert    Global Experience    Technology/ Engineering    Services

 Human Resources/ Compensation    Risk Management/ Mitigation    ESG / Sustainability    Chair/CEO/ Business Head

 Academia/ Education

Nominee Highlights
In addition to his broad operational and financial expertise, Mr. Forsee's experience as chairman and chief executive officer with one of the largest U.S. firms in the global telecommunications industry offers a deep understanding of the challenges and opportunities within markets experiencing significant technology-driven change. His role as president of a major university system provides insight into the Company's talent development initiatives, which remain a critical enabler of the Company's long-term success. Mr. Forsee's experience serving on the board of an energy services utility also benefits the Company as it seeks to achieve more energy-efficient operations and customer solutions.



Linda P. Hudson
Independent Director

Age 70
Director since 2015
Committees
Compensation
Sustainability, Corporate Governance and Nominating
Technology and Innovation

Principal Occupation
- Founder and Former Chairman and Chief Executive Officer of The Cardea Group, a business management consulting firm she founded in 2014 and sold in 2020.
- Former President and Chief Executive Officer of BAE Systems, Inc. from 2009-2014.

Current Directorships
- Bank of America
- TPI Composites, Inc.

Other Directorships Held in the Past Five Years
- The Southern Company

Other Activities
- Director, University of Florida Foundation Inc. and the University of Florida Engineering Leadership Institute
- Advisory Board, the Angeleno Group

Skills and Experience

 Financial Expert    Global Experience    Technology/ Engineering    Human Resources/ Compensation

 IT/Cybersecurity/ Data Management    Risk Management/ Mitigation    ESG / Sustainability    Chair/CEO/ Business Head

 Industrial/ Manufacturing    Financial Services

Nominee Highlights
Ms. Hudson's prior role as President and CEO of BAE Systems and her extensive experience in the defense and engineering sectors provides the Company with strong operational insight and understanding of matters crucial to the Company's business. Prior to becoming CEO of BAE Systems, Ms. Hudson was president of BAE Systems' Land & Armaments operating group, the world's largest military vehicle and equipment business. A member of the National Academy of Engineering, Ms. Hudson is a recognized authority on industrial, manufacturing and operational systems. In addition, Ms. Hudson has broad experience in strategic planning and risk management in complex business environments.



Michael W. Lamach
Chairman and CEO

Age 57
Director since 2010
Committees
Executive (Chair)

Principal Occupation
- Chairman of the Company since June 2010.
- Chief Executive Officer of the Company since February 2010.

Current Directorships
- PPG Industries, Inc.

Other Directorships Held in the Past Five Years
- None

Other Activities
- Chair of the Board of the National Association of Manufacturers
- Member of the Business Council
- Duke University Board of Visitors

Skills and Experience

 Financial Expert  Finance/Capital Allocation  Global Experience  Technology/ Engineering

 Services  Human Resources/ Compensation  Risk Management/ Mitigation  ESG / Sustainability

 Chair/CEO/ Business Head  Industrial/ Manufacturing

Nominee Highlights
Mr. Lamach's extensive career of successfully leading global businesses, including seventeen years with the Company, brings significant experience and expertise to the Company's management and governance. His 36 years of business leadership encompass global industrial systems, controls, security and HVAC systems businesses, representing a broad and diverse range of products and services, markets, channels, applied technologies and operational profiles. In his current role of Chairman and Chief Executive Officer, he led the successful RMT transaction whereby the Company separated its former Industrial segment, which was combined with Gardner Denver Holdings, Inc. Mr. Lamach has been instrumental in driving growth and operational excellence initiatives across the Company's global operations.



Myles P. Lee
Independent Director

Age 67
Director since 2015
Committees
Audit
Finance

Principal Occupation
- Director (from 2003 to 2013) and Chief Executive Officer (from 2009 to 2013) of CRH plc

Current Public Directorships
- Babcock International Group plc
- UDG Healthcare plc

Other Directorships Held in the Past Five Years
- None

Other Activities
- Director, St. Vincent's Healthcare Group

Skills and Experience

 Financial Expert  Finance/Capital Allocation  Global Experience  Risk Management/ Mitigation

 Chair/CEO/ Business Head  Industrial/ Manufacturing

Nominee Highlights
Mr. Lee's experience as the former head of the largest public or private company in Ireland provides strategic and practical judgment to critical elements of the Company's growth and productivity strategies, expertise in Irish governance matters and significant insight into the building and construction sector. In addition, Mr. Lee's previous service as Finance Director and General Manager of Finance of CRH plc and in a professional accountancy practice provides valuable financial expertise to the Company.



April Miller Boise
Independent Director

Age 52
Director since 2020
Committees
Audit
Finance

PROPOSALS REQUIRING YOUR VOTE

Principal Occupation
- Executive Vice President and General Counsel of Eaton Corporation plc from January 2020-Present.
- Senior Vice President, General Counsel / Chief Legal Officer of Meritor from August 2016-December 2019.

Current Public Directorships
- None

Other Directorships Held in the Past Five Years
- Federal Home Loan Bank, Cincinnati

Other Activities
- Trustee, Cleveland Clinic
- Director, City Club of Cleveland

Skills and Experience

 Global Experience
 Human Resources/ Compensation
 IT/Cybersecurity/ Data Management
 Risk Management/ Mitigation

 ESG / Sustainability
 Industrial/ Manufacturing
 Government/ Public Policy

Nominee Highlights
Ms. Miller Boise adds valuable perspective as we execute our climate-focused strategy and expand our global leadership in sustainability. She brings extensive experience in business strategy, strategic transactions and international growth, in addition to her deep background in corporate governance and inclusive talent management. In particular, Ms. Miller Boise's experience working with companies in relevant industries across the global manufacturing arena including automotive, electrical products and services, commercial transportation, and oil and gas brings relevant insight regarding the manufacturing industry and dynamic end markets around the world.



Karen B. Peetz
Independent Director

Age 65
Director since 2018
Committees
Technology and Innovation

Principal Occupation
- Chief Administrative Officer of Citigroup Inc.
- Former President of BNY Mellon from 2013-2016.

Current Public Directorships
- None

Other Directorships Held in the Past Five Years
- Wells Fargo & Company
- SunCoke Energy

Other Activities
- Director, The Guardian Life Insurance Company of America
- Trustee, John Hopkins University and Medicine
- Director, Global Lyme Alliance

Skills and Experience

 Financial Expert
 Finance/Capital Allocation
 Global Experience
 Human Resources/ Compensation

 Risk Management/ Mitigation
 ESG / Sustainability
 Chair/CEO/ Business Head
 Financial Services

Nominee Highlights
Ms. Peetz adds deep financial and operational leadership experience in complex, global markets to the Board. In particular, Ms. Peetz's experience serving as president of one of the world's largest custodian banks and asset servicing companies and Chief Administrative Officer of one of the leading global banks brings critical insight to the Company's financial affairs, including its borrowings, capitalization, and liquidity as well as financial management and risk management. Ms. Peetz also has extensive experience leading with respect to governance and corporate responsibility matters that complement the Company's commitment to these issues.



John P. Surma
Independent Director

Age 66
Director since 2013
Committees
Audit (Chair)
Finance
Executive

Principal Occupation
- Chairman (from 2006-2013) and Chief Executive Officer (from 2004-2013) of United States Steel Corporation (a steel manufacturing company).

Current Public Directorships
- Marathon Petroleum Corporation
- MPLX LP (a publicly traded subsidiary of Marathon Petroleum Corporation)
- Public Service Enterprise Group

Other Directorships Held in the Past Five Years
- Concho Resources Inc.

Other Activities
- Director, UPMC

Skills and Experience

 Financial Expert    Finance/Capital Allocation    Global Experience    Services

 Risk Management/ Mitigation    ESG / Sustainability    Chair/CEO/ Business Head    Industrial/ Manufacturing

 Government/Public Policy

Nominee Highlights
Mr. Surma's experience as the former chairman and chief executive officer of a large industrial company provides significant and direct expertise across all aspects of the Company's operational and financial affairs. In particular, Mr. Surma's financial experience, having previously served as the chief financial officer of United States Steel Corporation and as a partner of the audit firm PricewaterhouseCoopers LLP, provides the Board with valuable insight into financial reporting and accounting oversight of a public company. Mr. Surma's board memberships and other activities provide the Board an understanding of developments in the energy sector as the Company seeks to develop more energy-efficient operations and insight into national and international business and trade policy that could impact the Company.



Tony L. White
Independent Director

Age 74
Director since 1997
Committees
Compensation (Chair)
Sustainability, Corporate Governance and Nominating
Executive
Technology and Innovation

Principal Occupation
- Chairman, President and Chief Executive Officer of Applied Biosystems Inc. (a developer, manufacturer and marketer of life science systems and genomic information products) from 1995 until his retirement in 2008.

Current Directorships
- CVS Health Corporation
- Ingersoll Rand Inc.

Other Directorships Held in the Past Five Years
- C.R. Bard, Inc.

Skills and Experience

 Financial Expert    Global Experience    Marketing/ Digital    Human Resources/ Compensation

 Risk Management/ Mitigation    Chair/CEO/ Business Head    Industrial/ Manufacturing

Nominee Highlights
Mr. White's extensive management experience, including 13 years as chairman and chief executive officer of an advanced-technology life sciences firm, provides substantial expertise and guidance across all aspects of the Company's operational and financial affairs. In particular, Mr. White's leadership of an organization whose success was directly connected to innovation and applied technologies aligns with the Company's focus on innovation as a key source of growth. The Company benefits from Mr. White's experience and board memberships focusing on developments related to biotechnology and healthcare delivery systems which offer instructive process methodologies to accelerate our innovation efforts.



PROPOSALS REQUIRING YOUR VOTE

ITEM 2

Advisory Approval of the Compensation of Our Named Executive Officers



The Board of Directors recommends a vote **FOR** advisory approval of the compensation of our Named Executive Officers as disclosed in the Compensation Discussion and Analysis, the compensation tables, and the related disclosure contained in this proxy statement.

The Company is presenting the following proposal, commonly known as a "Say-on-Pay" proposal, which gives you as a shareholder the opportunity to endorse or not endorse our compensation program for Named Executive Officers by voting for or against the following resolution:

"RESOLVED, that the shareholders approve the compensation of the Company's Named Executive Officers, as disclosed in the Compensation Discussion and Analysis, the compensation tables, and the related disclosure contained in the Company's proxy statement."

While our Board of Directors intends to carefully consider the shareholder vote resulting from the proposal, the final vote will not be binding on us and is advisory in nature.

In considering your vote, please be advised that our compensation program for Named Executive Officers is guided by our design principles, as described in the Compensation Discussion and Analysis section of this Proxy Statement:

(i) business strategy alignment   **(iii)** mix of short and long-term incentives   **(v)** shareholder alignment

(ii) pay for performance   **(iv)** internal parity   **(vi)** market competitiveness

By following these design principles, we believe that our compensation program for Named Executive Officers is strongly aligned with the long-term interests of our shareholders.

ITEM 3

Approval of Appointment of Independent Auditors



The Board of Directors recommends a vote **FOR** the proposal to approve the appointment of PwC as independent auditors of the Company and to authorize the Audit Committee of the Board of Directors to set the auditors' remuneration.

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent external audit firm retained to audit the Company's financial statements and internal controls over financial reporting. In executing its responsibilities, the Audit Committee engages in an annual evaluation of the qualifications, performance and independence of PricewaterhouseCoopers LLP ("PwC"). In assessing independence, the Committee reviews the fees paid, including those related to non-audit services. The Audit Committee has sole authority to approve all engagement fees to be paid to PwC. The Audit Committee regularly meets with the lead audit partner without members of management present, and in executive session with only the Audit Committee members present, which provides the opportunity for continuous assessment of the firm's effectiveness and independence and for consideration of rotating audit firms.

In addition, as part of its normal cadence, the Audit Committee considers whether there should be a regular rotation of the independent registered public accounting firm. The Audit Committee ensures that the mandated rotation of PwC's lead engagement partner occurs routinely and the Audit Committee and its Chairman are directly involved in the selection of PwC's lead engagement partner.

The Audit Committee has recommended that shareholders approve the appointment of PwC as our independent auditors for the fiscal year ending December 31, 2021, and authorize the Audit Committee of our Board of Directors to set the independent auditors' remuneration.

PwC has been acting continuously as our independent auditors for over one hundred years and, both by virtue of its familiarity with the Company's affairs and its professional competencies and resources, is considered best qualified to perform this important function. The Audit Committee and the Board believe that the continued retention of PwC to serve as our independent external auditors is in the best interests of the Company and its investors.

Representatives of PwC will be present at the Annual General Meeting and will be available to respond to appropriate questions. They will have an opportunity to make a statement if they so desire.

 

Audit Committee Report

While management has the primary responsibility for the financial statements and the financial reporting process, including the system of internal controls, the Audit Committee reviews the Company's audited financial statements and financial reporting process on behalf of the Board of Directors. The independent auditors are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the "PCAOB") and to issue a report thereon. The Audit Committee monitors those processes. In this context, the Audit Committee has met and held discussions with management and the independent auditors regarding the fair and complete presentation of the Company's results. The Audit Committee has discussed significant accounting policies applied by the Company in its financial statements, as well as alternative treatments. Management has represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with United States generally accepted accounting principles, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent auditors. The Audit Committee also discussed with the independent auditors the matters required to be discussed by Auditing Standard No. 16, "Communications with Audit Committees" issued by the PCAOB.

In addition, the Audit Committee has received and reviewed the written disclosures and the letter from PwC required by the PCAOB regarding PwC's communications with the Audit Committee concerning independence and discussed with PwC the auditors' independence from the Company and its management in connection with the matters stated therein. The Audit Committee also considered whether the independent auditors' provision of non-audit services to the Company is compatible with the auditors' independence. The Audit Committee has concluded that the independent auditors are independent from the Company and its management.

The Audit Committee discussed with the Company's internal and independent auditors the overall scope and plans for their respective audits. The Audit Committee meets separately with the internal and independent auditors, with and without management present, to discuss the results of their examinations, the evaluations of the Company's internal controls and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2020 ("2020 Form 10-K"), for filing with the Securities and Exchange Commission (the "SEC"). The Audit Committee has selected PwC, subject to shareholder approval, as the Company's independent auditors for the fiscal year ending December 31, 2021.

AUDIT COMMITTEE

John P. Surma (Chair)	Myles P. Lee
Ann C. Berzin	April Miller Boise
John Bruton	Richard J. Swift

Fees of the Independent Auditors

The following table shows the fees paid or accrued by the Company for audit and other services provided by PwC for the fiscal years ended December 31, 2020 and 2019:

	2020 ($)	2019 ($)
Audit Fees[(a)]	10,568,000	12,751,000
Audit-Related Fees[(b)]	67,000	7,556,000
Tax Fees[(c)]	6,062,000	7,814,000
All Other Fees[(d)]	9,000	38,000
Total	16,706,000	28,159,000

(a) Audit Fees for the fiscal years ended December 31, 2020 and 2019, respectively, were for professional services rendered for the audits of the Company's annual consolidated financial statements and its internal controls over financial reporting, including quarterly reviews, statutory audits, issuance of consents, review of documents filed with the SEC and comfort letter preparation.

(b) Audit-Related Fees consist of assurance services that are related to performing the audit and review of certain financial statements including employee benefit plan audits. Audit Related Fees for the fiscal year ended December 31, 2019 include employee benefit plan audits and carve out audits related to the Company's RMT transaction with Gardner Denver Holdings, Inc.

(c) Tax Fees for the fiscal year ended December 31, 2020 and 2019 include consulting and compliance services in the U.S. and non-U.S. locations and tax consulting services relating to the RMT transaction.

(d) All Other Fees for the fiscal year ended December 31, 2020 and 2019 included license fees for technical accounting software.

The Audit Committee has adopted policies and procedures which require that the Audit Committee pre-approve all non-audit services that may be provided to the Company by its independent auditors. The policy: (i) provides for pre-approval of an annual budget for each type of service; (ii) requires Audit Committee approval of specific projects if not included in the approved budget; and (iii) requires Audit Committee approval if the forecast of expenditures exceeds the approved budget on any type of service. The Audit Committee pre-approved all of the services described under "Audit-Related Fees," "Tax Fees" and "All Other Fees." The Audit Committee has determined that the provision of all such non-audit services is compatible with maintaining the independence of PwC.

ITEM 4



Renewal of the Directors' Existing Authority to Issue Shares



The Board of Directors recommends that you vote **FOR** renewing the Directors' authority to issue shares.

Under Irish law, directors of an Irish public limited company must have authority from its shareholders to issue any shares, including shares which are part of the company's authorized but unissued share capital. Our shareholders provided the Directors with this authorization at our 2020 annual general meeting on June 4, 2020 for a period of 18 months. Because this share authorization period will expire in December 2021, we are presenting this proposal to renew the Directors' authority to issue our authorized shares on the terms set forth below.

We are seeking approval to authorize our Board of Directors to issue up to 33% of our issued ordinary share capital as of April 8, 2021 (the latest practicable date before this proxy statement), for a period expiring 18 months from the passing of this resolution, unless renewed, varied or revoked.

Granting the Board of Directors this authority is a routine matter for public companies incorporated in Ireland and is consistent with Irish market practice. This authority is fundamental to our business and enables us to issue shares, including in connection with our equity compensation plans (where required) and, if applicable, funding acquisitions and raising capital. We are not asking you to approve an increase in our authorized share capital or to approve a specific issuance of shares. Instead, approval of this proposal will only grant the Board of Directors the authority to issue shares that are already authorized under our articles of association upon the terms below. In addition, we note that, because we are a NYSE-listed company, our shareholders continue to benefit from the protections afforded to them under the rules and regulations of the NYSE and the SEC, including those rules that limit our ability to issue shares in specified circumstances. Furthermore, we note that this authorization is required as a matter of Irish law and is not otherwise required for other non-Irish companies listed on the NYSE with whom we compete. Renewal of the Directors' existing authority to issue shares is fully consistent with NYSE rules and listing standards and with U.S. capital markets practice and governance standards.

As required under Irish law, the resolution in respect of this proposal is an ordinary resolution that requires the affirmative vote of a simple majority of the votes cast.

The text of this resolution is as follows:

"That the Directors be and are hereby generally and unconditionally authorized with effect from the passing of this resolution to exercise all powers of the Company to allot relevant securities (within the meaning of Section 1021 of the Companies Act 2014) up to an aggregate nominal amount of $89,989,448 (89,989,448 shares) (being equivalent to approximately 33% of the aggregate nominal value of the issued ordinary share capital of the Company as of April 8, 2021 (the latest practicable date before this proxy statement)), and the authority conferred by this resolution shall expire 18 months from the passing of this resolution, unless previously renewed, varied or revoked; provided that the Company may make an offer or agreement before the expiry of this authority, which would or might require any such securities to be allotted after this authority has expired, and in that case, the Directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired."

ITEM 5 Renewal of the Directors' Existing Authority to Issue Shares for Cash Without First Offering Shares to Existing Shareholders





The Board of Directors recommends that you vote **FOR** renewing the Directors' authority to issue shares for cash without first offering shares to existing shareholders.

Under Irish law, unless otherwise authorized, when an Irish public limited company issues shares for cash, it is required first to offer those shares on the same or more favorable terms to existing shareholders of the company on a pro-rata basis (commonly referred to as the statutory pre-emption right). Our shareholders provided the Directors with this authorization at our 2020 annual general meeting on June 4, 2020 for a period of 18 months. Because this share authorization period will expire in December 2021, we are presenting this proposal to renew the Directors' authority to opt-out of the pre-emption right on the terms set forth below.

We are seeking approval to authorize our Board of Directors to opt out of the statutory pre-emption rights provision in the event of (1) the issuance of shares for cash in connection with any rights issue and (2) any other issuance of shares for cash, if the issuance is limited to up to 5% of our issued ordinary share capital as of April 8, 2021 (the latest practicable date before this proxy statement), for a period expiring 18 months from the passing of this resolution, unless renewed, varied or revoked.

Granting the Board of Directors this authority is a routine matter for public companies incorporated in Ireland and is consistent with Irish market practice. Similar to the authorization sought for Item 4, this authority is fundamental to our business and enables us to issue shares under our equity compensation plans (where required) and if applicable, will facilitate our ability to fund acquisitions and otherwise raise capital. We are not asking you to approve an increase in our authorized share capital. Instead, approval of this proposal will only grant the Board of Directors the authority to issue shares in the manner already permitted under our articles of association upon the terms below. Without this authorization, in each case where we issue shares for cash, we would first have to offer those shares on the same or more favorable terms to all of our existing shareholders. This requirement could undermine the operation of our compensation plans and cause delays in the completion of acquisitions and capital raising for our business. Furthermore, we note that this authorization is required as a matter of Irish law and is not otherwise required for other non-Irish companies listed on the NYSE with whom we compete. Renewal of the Directors' existing authorization to opt out of the statutory pre-emption rights as described above is fully consistent with NYSE rules and listing standards and with U.S. capital markets practice and governance standards.

As required under Irish law, the resolution in respect of this proposal is a special resolution that requires the affirmative vote of at least 75% of the votes cast.

The text of the resolution in respect of this proposal is as follows:

> "As a special resolution, that, subject to the passing of the resolution in respect of Item 4 as set out above and with effect from the passing of this resolution, the Directors be and are hereby empowered pursuant to Section 1023 of the Companies Act 2014 to allot equity securities (as defined in Section 1023 of that Act) for cash, pursuant to the authority conferred by Item 5 as if subsection (1) of Section 1022 did not apply to any such allotment, provided that this power shall be limited to:

a. the allotment of equity securities in connection with a rights issue in favor of the holders of ordinary shares (including rights to subscribe for, or convert into, ordinary shares) where the equity securities respectively attributable to the interests of such holders are proportional (as nearly as may be) to the respective numbers of ordinary shares held by them (but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements that would otherwise arise, or with legal or practical problems under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory, or otherwise); and

b. the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal value of $13,180,219 (13,180,219 shares) (being equivalent to approximately 5% of the aggregate nominal value of the issued ordinary share capital of the Company as of April 8, 2021 (the latest practicable date before this proxy statement)) and the authority conferred by this resolution shall expire 18 months from the passing of this resolution, unless previously renewed, varied or revoked; provided that the Company may make an offer or agreement before the expiry of this authority, which would or might require any such securities to be allotted after this authority has expired, and in that case, the Directors may allot equity securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired."

ITEM 6 | Determine the Price at which the Company Can Re-Allot Shares Held as Treasury Shares

 The Board of Directors recommends that shareholders vote **FOR** the proposal to determine the price at which the Company can re-allot shares held as treasury shares.

Our open-market share repurchases (redemptions) and other share buyback activities may result in ordinary shares being acquired and held by the Company as treasury shares. We may reissue treasury shares that we acquire through our various share buyback activities including in connection with our executive compensation program and our director programs.

Under Irish law, our shareholders must authorize the price range at which we may re-allot any shares held in treasury. In this proposal, that price range is expressed as a minimum and maximum percentage of the closing market price of our ordinary shares on the NYSE the day preceding the day on which the relevant share is re-allotted. Under Irish law, this authorization expires 18 months after its passing unless renewed.

The authority being sought from shareholders provides that the minimum and maximum prices at which an ordinary share held in treasury may be re-allotted are 95% and 120%, respectively, of the closing market price of the ordinary shares on the NYSE the day preceding the day on which the relevant share is re-issued, except as described below with respect to obligations under employee share schemes, which may be at a minimum price of nominal value. Any re-allotment of treasury shares will be at price levels that the Board considers in the best interests of our shareholders.

As required under Irish law, the resolution in respect of this proposal is a special resolution that requires the affirmative vote of at least 75% of the votes cast.

The text of the resolution in respect of this proposal is as follows:

"As a special resolution, that the re-allotment price range at which any treasury shares held by the Company may be re-allotted shall be as follows:

a. the maximum price at which such treasury share may be re-allotted shall be an amount equal to 120% of the "market price"; and

b. the minimum price at which a treasury share may be re-allotted shall be the nominal value of the share where such a share is required to satisfy an obligation under an employee share scheme or any option schemes operated by the Company or, in all other cases, an amount equal to 95% of the "market price"; and

c. for the purposes of this resolution, the "market price" shall mean the closing market price of the ordinary shares on the NYSE the day preceding the day on which the relevant share is re-allotted.

FURTHER, that this authority to re-allot treasury shares shall expire at 18 months from the date of the passing of this resolution unless previously varied or renewed in accordance with the provisions of Sections 109 and 1078 of the Companies Act 2014."

 

Corporate Governance

Corporate Governance Guidelines

Our Corporate Governance Guidelines, together with the charters of the various Board committees, provide a framework for the corporate governance of the Company. The following is a summary of our Corporate Governance Guidelines and practices. A copy of our Corporate Governance Guidelines, as well as the charters of each of our Board committees, are available on our website at www.tranetechnologies.com under the heading "Company – Corporate Governance."

Role of the Board of Directors

The Company's business is managed under the direction of the Board of Directors. The role of the Board of Directors is to oversee the management and governance of the Company and monitor senior management's performance.

Board Responsibilities

The Board of Directors' core responsibilities include:

- appointing, monitoring, evaluating and compensating senior management;
- assuring that management succession planning is adequate;
- reviewing the Company's financial controls and reporting systems;
- overseeing the Company's management of enterprise risk;
- reviewing the Company's ethical standards and legal compliance programs and procedures; and
- evaluating the performance of the Board of Directors, Board committees and individual directors.

Board Leadership Structure

The positions of Chairman of the Board and CEO at the Company are held by the same person, except in unusual circumstances, such as during a CEO transition. This structure has worked well for the Company. It is the Board of Directors' view that the Company's corporate governance principles, the quality, stature and substantive business knowledge of the members of the Board, as well as the Board's culture of open communication with the CEO and senior management are conducive to Board effectiveness with a combined Chairman and CEO position.

In addition, the Board of Directors has a strong, independent Lead Director and it believes this role adequately addresses the need for independent leadership and an organizational structure for the independent directors. The Board of Directors appoints a Lead Director from among the Board's independent directors. The Lead Director coordinates the activities of all of the Board's independent directors. The Lead Director is the principal liaison with the CEO and ensures that the Board of Directors has an open, trustful relationship with the Company's senior management team. In addition to the duties of all directors, as set forth in the Company's Governance Guidelines, the specific responsibilities of the Lead Director are as follows:

- Chair the meetings of the independent directors;
- Ensure the full participation and engagement of all Board members in deliberations;
- Lead the Board of Directors in all deliberations involving the CEO's employment, including hiring, contract negotiations, performance evaluations, and dismissal and serve as a liaison between the Compensation Committee and the full Board with respect to CEO pay;
- Counsel the CEO on issues of interest/concern to directors including majority and minority viewpoints and encourage all directors to engage the CEO with their interests and concerns;
- Work with the CEO to develop an appropriate schedule of Board meetings and approve such schedule, to ensure that the directors have sufficient time for discussion of all agenda items, while not interfering with the flow of Company operations;
- Work with the CEO and Committee Chairs to develop the Board and Committee agendas and approve the final agendas;

- Keep abreast of key Company activities and advise the CEO as to the quality, quantity and timeliness of the flow of information from Company management that is necessary for the directors to effectively and responsibly perform their duties; although Company management is responsible for the preparation of materials for the Board of Directors, the Lead Director will approve information provided to the Board and may specifically request the inclusion of certain material;

- Engage consultants who report directly to the Board of Directors and assist in recommending consultants that work directly for Board Committees;

- Work in conjunction with the Sustainability, Corporate Governance and Nominating Committee in compliance with Sustainability, Corporate Governance and Nominating Committee processes to interview all Board candidates and make recommendations to the Board of Directors;

- Provide oversight and act as a liaison between management and the Board with respect to succession of the CEO and lead the Board in an annual review of Board and CEO succession plans;

- Assist the Board of Directors and Company officers in assuring compliance with and implementation of the Company's Governance Guidelines; work in conjunction with the Sustainability, Corporate Governance and Nominating Committee to recommend revisions to the Governance Guidelines;

- Call, coordinate and develop the agenda for and chair executive sessions of the Board's independent directors; act as principal liaison between the independent directors and the CEO;

- Work in conjunction with the Sustainability, Corporate Governance and Nominating Committee to identify for appointment the members of the various Board Committees, as well as selection of the Committee chairs;

- Be available for consultation and direct communication with major shareholders;

- Make a commitment to serve in the role of Lead Director for a minimum of three years; and

- Help set the tone for the highest standards of ethics and integrity.

Mr. Forsee will be the Company's Lead Director effective as of the Annual General Meeting, succeeding Mr. Swift who will retire from the board.

TRANE
TECHNOLOGIES

Board Risk Oversight

The Board of Directors has oversight responsibility of the processes established to report and monitor systems for material risks applicable to the Company. The Board of Directors has delegated to its various committees the oversight of risk management practices for categories of risk relevant to their functions.

BOARD OF DIRECTORS

- The Board of Directors focuses on the Company's general risk management strategy and the most significant risks facing the Company and ensures that appropriate risk mitigation strategies are implemented by management.
- The full Board has oversight of strategic Human Capital Management risks and opportunities including succession planning, diversity and inclusion, employee engagement, employee health and safety, and development.
- The Board regularly receives reports from each Committee as to risk oversight within their areas of responsibility.



BOARD COMMITTEES

Audit Committee

- Oversees risks associated with the Company's systems of disclosure controls and internal controls over financial reporting, as well as the Company's compliance with legal and regulatory requirements.
- Oversees the Company's cybersecurity programs and risks, including board level oversight for management's actions with respect to:
  (1) the practices, procedures, and controls to identify, assess, and manage its key cybersecurity programs and risks;
  (2) the protection, confidentiality, integrity, and availability of the Company's digital information, intellectual property, and compliance-protected data through the associated networks as it relates to connected networks, suppliers, employees, and channel partners; and
  (3) the protection and privacy of data related to our customers.

Compensation Committee

- Considers risks related to the attraction and retention of talent and risks related to the design of compensation programs and arrangements.

Sustainability, Corporate Governance and Nominating Committee

- Oversees risks associated with board succession, conflicts of interest, corporate governance and sustainability.

Finance Committee

- Oversees risks associated with foreign exchange, insurance, liquidity, credit and debt.



MANAGEMENT

- Identification, assessment, and management of risks through the Company's Enterprise Risk Management program and Committee.
- The Enterprise Risk Management program and Committee is responsible for identifying and managing strategic risks within the Company's risk appetite and providing reasonable assurance regarding the achievement of these objectives.
- Risks are prioritized based upon potential impact, likelihood and vulnerability, an owner is assigned to each risk area to develop a risk mitigation strategy and key risk indicators are utilized to track progress against these objectives. The risk universe is reviewed regularly to ensure the Company is addressing any potential changes in the risk landscape.
- The Company has appointed the Chief Financial Officer ("CFO") as its Chief Risk Officer, and in that role, the Chief Risk Officer periodically reports on risk management policies and practices to the relevant Board Committee or to the full Board so that any decisions can be made as to any required changes in the Company's risk management and mitigation strategies or in the Board's oversight of these. The Chief Risk Officer also reports on specific risks and risk mitigation action plans, including risk indicators to track progress.

SPOTLIGHT: RISK OVERSIGHT

Business Strategy

One of the primary responsibilities of the Board of Directors is to review and monitor implementation of management's strategic plans. Our Directors have deep experience and expertise in strategic planning and execution and use their experience to engage in active dialogue with management. The Board of Directors evaluates strategic plans through regular discussions as part of Board meetings and during strategic planning sessions dedicated to these topics.

Environmental, Social and Governance Matters

The Sustainability Corporate Governance and Nominating Committee of our Board of Directors oversees risks associated with corporate governance and sustainability, including the development and implementation of policies relating to environmental, social and governance ("ESG") issues. The Sustainability, Corporate Governance and Nominating Committee also monitors the Company's performance against its sustainability and ESG objectives including the impacts of climate change. The Sustainability, Corporate Governance and Nominating Committee also evaluates social and environmental trends and issues in connection with the Company's business activities and makes recommendations to the Board regarding those trends and issues.

Compensation

As part of its oversight of the Company's executive compensation program, the Compensation Committee considers the impact of the Company's executive compensation program and the incentives created by the compensation awards that it administers on the Company's risk profile. In addition, the Company reviews all of its compensation policies and procedures, including the incentives that they create and factors that may reduce the likelihood of excessive risk taking, to determine whether they present a significant risk to the Company. Based on this review, the Company has concluded that its compensation policies and procedures are not reasonably likely to have a material adverse effect on the Company.

Cybersecurity

Our Cybersecurity strategy is overseen by the Audit Committee of our Board of Directors (comprised of all independent directors) and directed by our Chief Information Officer. Our cybersecurity strategy, programs and policies are designed to protect the company's most important information and technology assets from an ever-evolving landscape of threats. Our Audit Committee:

- Maintains appropriate oversight of the Company's IT Cybersecurity Governance, Strategy, and Compliance
- Oversees Management's implementation of cybersecurity programs and risk policies and procedures and oversee management's actions to ensure their effectiveness in maintaining the integrity of the Company's electronic systems and facilities.
- Oversees the Company's efforts to comply with regulatory requirements relating to the matters, including but not limited to the implementation of any remediation or other measures in response to regulatory findings.

Senior management briefs the Audit Committee regarding cybersecurity at least three times per year, and reports to the Board on a regular basis. We have cybersecurity insurance and we regularly review our policy and levels of coverage based on current risks. All salaried employees complete an annual cybersecurity training program, where specific threats and scenarios are highlighted, based on our analysis of current risks to the organization.

Director Compensation and Share Ownership

It is the policy of the Board of Directors that directors' fees be the sole compensation received from the Company by any non-employee director. The Company has a share ownership requirement of five times the annual cash retainer paid to the directors. A director cannot sell any shares of Company stock until he or she attains such level of ownership and any sale thereafter cannot reduce the total number of holdings below the required ownership level. A director is required to retain this minimum level of Company share ownership until his or her resignation or retirement from the Board.

Board Committees

The Board of Directors has the following committees: Audit Committee, Compensation Committee, Sustainability, Corporate Governance and Nominating Committee, Finance Committee, Technology and Innovation Committee and Executive Committee. The Board of Directors consists of a substantial majority of independent, non-employee directors. Only non-employee directors serve on the Audit, Compensation, Sustainability, Corporate Governance and Nominating, Finance and Technology and Innovation Committees. The Board of Directors has determined that each member of each of these committees is "independent" as defined in the NYSE listing standards and the Company's Guidelines for Determining Independence of Directors. Chairpersons and members of these five committees are rotated periodically, as appropriate. The Chairman, who is also the CEO, serves on the Company's Executive Committee and is Chairperson of such Committee. The remainder of the Executive Committee is comprised of the Lead Director and the non-employee director Chairpersons of the Audit, Compensation, Sustainability, Corporate Governance and Nominating and Finance Committees. Committee memberships and chairs are rotated periodically.

Board Diversity

The Company's policy on Board diversity relates to the selection of nominees for the Board of Directors. In selecting a nominee for the Board, the Sustainability, Corporate Governance and Nominating Committee considers the skills, expertise and background that would complement the existing Board and ensure that its members are of sufficiently diverse and independent backgrounds, recognizing that the Company's businesses and operations are diverse and global in nature. The Board of Directors is nominating five female directors (Ms. Arnold, Ms. Berzin, Ms. Hudson, Ms. Miller Boise and Ms. Peetz), one Hispanic director (Mr. White), one Black director (Ms. Miller Boise) and two international directors who are Irish citizens (Mr. Bruton and Mr. Lee) out of a total of 12 directors. Two of our current directors (Mr. Swift and Mr. Bruton) have veteran status. In addition, the tenure and experience of our directors is varied, which brings varying perspectives to our Board functionality.

Board Advisors

The Board of Directors and its committees may, under their respective charters, retain their own advisors to carry out their responsibilities.

Executive Sessions

The Company's independent directors meet privately in regularly scheduled executive sessions, without management present, to consider such matters as the independent directors deem appropriate. These executive sessions are required to be held no less than twice each year.

Board and Board Committee Performance Evaluation

The Sustainability, Corporate Governance and Nominating Committee assists the Board in evaluating its performance and the performance of the Board committees. Each committee also conducts an annual self-evaluation. The effectiveness of individual directors is considered each year when the directors stand for re-nomination.

Director Orientation and Education

The Company has developed an orientation program for new directors and provides continuing education for all directors. In addition, the directors are given full access to management and corporate staff as a means of providing additional information.

Director Retirement

It is the policy of the Board of Directors that each non-employee director must retire at the annual general meeting immediately following their 75th birthday. Directors who change the occupation they held when initially elected must offer to resign from the Board of Directors. At that time, the Sustainability, Corporate Governance and Nominating Committee reviews the continued appropriateness of Board membership under the new circumstances and makes a recommendation to the Board of Directors. Employee directors, including the CEO, must retire from the Board of Directors at the time of a change in their status as an officer of the Company, unless the policy is waived by the Board.

Director Independence

The Board of Directors has determined that all of our current directors and director nominees, except Mr. Lamach, who is an employee of the Company, are independent under the standards set forth in Exhibit I to our Corporate Governance Guidelines, which are consistent with the NYSE listing standards. In determining the independence of directors, the Board evaluated transactions between the Company and entities with which directors were affiliated that occurred in the ordinary course of business and that were provided on the same terms and conditions available to other customers. Since June 2020, Ms. Peetz has served as chief administrative officer of Citigroup Inc. Citigroup or affiliates of Citigroup ("Citigroup") have acted as Joint Lead Arranger, Joint Bookrunner and Syndication Agent in connection with our 2020 refinancing of our $1 billion revolving credit facility and with respect to our $1 billion revolving credit facility entered into in April 2018. As agent and lender, Citigroup provides other services under these facilities. There were no amounts outstanding under these facilities as of December 31, 2020. Citigroup was paid an arrangement fee of $250,000 in connection with the 2020 refinancing and approximately $668,000 in connection with portfolio management fees relating to upfront and undrawn fees on these facilities. In addition, Citigroup provides certain currency exchange and derivatives services to the Company, which totaled approximately $850,000 during the fiscal year ended December 31, 2020 and certain treasury and trade solutions relating to cash/bank transactions and trade activity, which totaled approximately $935,000 during the fiscal year ended December 31, 2020. Our credit facilities were entered into in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender and did not involve more than the normal risk at the time for comparable loans with persons not related to the lender and did not involve more than the normal risk of collectability or present other unfavorable features. Our other transactions with Citigroup were made in the ordinary course of business on standard terms and conditions. Ms. Peetz does not personally participate in or benefit from any aspect of our relationship with Citigroup.

A copy of Exhibit I to our Corporate Governance Guidelines is available on our website, www.tranetechnologies.com, under the heading "Company—Corporate Governance."

Communications with Directors

Shareholders and other interested parties wishing to communicate with the Board of Directors, the non-employee directors or any individual director (including our Lead Director and Compensation Committee Chair) may do so either by sending a communication to the Board and/or a particular Board member, in care of the Secretary of the Company, or by e-mail at board@tranetechnologies.com. Depending upon the nature of the communication and to whom it is directed, the Secretary will: (a) forward the communication to the appropriate director or directors; (b) forward the communication to the relevant department within the Company; or (c) attempt to handle the matter directly (for example, a communication dealing with a share ownership matter).

Management Succession Planning

Our Board of Directors believes that ensuring leadership continuity and strong management capabilities exist to effectively carry out the Company's strategy and are critical responsibilities of the Board. The Board collaborates with the CEO and the Executive Vice President, Human Resources on the succession planning process, including establishing selection criteria that reflect our business strategies, identifying and developing internal candidates. The Board also ensures there are successors available for key positions in the normal course of business and for emergency situations.

The full Board formally reviews, at least annually, the plans for development, retention and replacement of key executives, and most importantly the CEO. In addition, management succession for key leadership positions is discussed regularly by the directors in Board meetings and in executive sessions of the Board of Directors. Directors become familiar with potential successors for key leadership positions through various means including regular talent reviews, presentations to the Board, and informal meetings.

Code of Conduct

The Company has adopted a worldwide Code of Conduct, applicable to all employees, directors and officers, including our CEO, our CFO and our Chief Accounting Officer. The Code of Conduct meets the requirements of a "code of ethics" as defined by Item 406 of Regulation S-K, as well as the requirements of a "code of business conduct and ethics" under the NYSE listing standards. The Code of Conduct covers topics including, but not limited to, conflicts of interest, confidentiality of information, and compliance with laws and regulations. A copy of the Code of Conduct is available on our website located at www.tranetechnologies.com under the heading "Company—Corporate Governance." Amendments to, or waivers of the provisions of, the Code of Conduct, if any, made with respect to any of our directors and executive officers will be posted on our website.

Anti-Hedging Policy and Other Restrictions

The Company prohibits its directors and executive officers from (i) purchasing any financial instruments designed to hedge or offset any decrease in the market value of Company securities, (ii) engaging in any form of short-term speculative trading in Company securities and (iii) holding Company securities in a margin account or pledging Company securities as collateral for a loan.

Investor Outreach

We believe it is important to understand our shareholders and their concerns and questions about our Company. During 2020, we met with a significant number of our major shareholders and with prospective shareholders to answer questions about our Company and to learn about issues that are important to them.

Sustainability

At Trane Technologies, sustainability is core to who we are. Through the leadership of our chairman and CEO and senior leaders, we have embedded sustainability into every aspect of how we operate and help our customers succeed. Our approach and initiatives are guided by an external Advisory Council on Sustainability and regularly reviewed by our Enterprise Leadership Team and Board of Directors. Day-to-day, our Center for Efficiency and Sustainability (CEES) team surveys the market landscape, continually bringing new ideas and requirements forward. This team is also responsible for tracking and disclosing our progress.

For more information regarding our Company's commitment to leadership in environmental, social and governance matters and our achievements in these areas, please also see A Letter from Our Board of Directors on the Urgency of Sustainability at the beginning of this proxy statement, our 2020 Annual Report to Shareholders included in these proxy materials and our 2020 ESG Report available on our website located at www.tranetechnologies.com under the heading "Sustainability." For more information regarding our achievements in environmental, social and governance matters, please see "Other Recent Achievements" in the Executive Summary to our Compensation Discussion and Analysis.

Committees of the Board and Attendance

Audit Committee

Meetings in 2020: 9

Members
John P. Surma (Chair)
Ann C. Berzin
John Bruton
Myles P. Lee
April Miller Boise
Richard J. Swift

Key Functions

- Review annual audited and quarterly financial statements, as well as the Company's disclosures under "Management's Discussion and Analysis of Financial Conditions and Results of Operations," with management and the independent auditors.
- Obtain and review periodic reports, at least annually, from management assessing the effectiveness of the Company's internal controls and procedures for financial reporting.
- Review the Company's processes to assure compliance with all applicable laws, regulations and corporate policy.
- Recommend the public accounting firm to be proposed for appointment by the shareholders as our independent auditors and review the performance of the independent auditors.
- Review the scope of the audit and the findings and approve the fees of the independent auditors.
- Approve in advance, subject to and in accordance with applicable laws and regulations, permitted audit and non-audit services to be performed by the independent auditors.
- Satisfy itself as to the independence of the independent auditors and ensure receipt of their annual independence statement.
- Discuss with management and the independent auditors the Company's policies with respect to risk assessment and risk management, including the review and approval of a risk-based audit plan.
- Oversee the Company's cybersecurity programs and risks.

The Board of Directors has determined that each member of the Audit Committee is "independent" for the purposes of the applicable rules and regulations of the SEC, as defined in the NYSE listing standards and the Company's Corporate Governance Guidelines, and has determined that all members other than two meet the qualifications of an "audit committee financial expert," as that term is defined by rules of the SEC. In addition, each member of the Audit Committee qualifies as an independent director, meets the financial literacy and independence requirements of the Securities & Exchange Commission (the "SEC") and the NYSE applicable to audit committee members and possesses the requisite competence in accounting or auditing in satisfaction of the requirements for audit committees prescribed by the Companies Act 2014.

A copy of the charter of the Audit Committee is available on our website, www.tranetechnologies.com, under the heading "Company—Corporate Governance – Board Committees and Charters."

Compensation Committee

Meetings in 2020: 5

Members

Tony L. White (Chair)
Kirk E. Arnold
Jared L. Cohon
Gary D. Forsee
Linda P. Hudson

Key Functions

- Establish our executive compensation strategies, policies and programs.
- Review and approve the goals and objectives relevant to the compensation of the Chief Executive Officer, evaluate the Chief Executive Officer's performance against those goals and objectives and set the Chief Executive Officer's compensation level based on this evaluation. The Compensation Committee Chair presents all compensation decisions pertaining to the Chief Executive Officer to the full Board of Directors (other than Michael W. Lamach).
- Approve compensation of all other elected officers.
- Review and approve executive compensation and benefit programs.
- Administer the Company's equity compensation plans.
- Review and recommend significant changes in principal employee benefit programs.
- Approve and oversee Compensation Committee consultants.

For a discussion concerning the processes and procedures for determining NEO and director compensation and the role of executive officers and compensation consultants in determining or recommending the amount or form of compensation, see "Compensation Discussion and Analysis" and "Compensation of Directors," respectively. The Board of Directors has determined that each member of the Compensation Committee is "independent" as defined in the NYSE listing standards and the Company's Corporate Governance Guidelines. In addition, the Board of Directors has determined that each member of the Compensation Committee qualifies as a "Non-Employee Director" within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934.

A copy of the charter of the Compensation Committee is available on our website, www.tranetechnologies.com, under the heading "Company—Corporate Governance – Board Committees and Charters."

Sustainability, Corporate Governance and Nominating Committee

Meetings in 2020: 5

Members

Gary D. Forsee (Chair)
Kirk E. Arnold
Jared L. Cohon
Linda P. Hudson
Tony L. White

Key Functions

- Identify individuals qualified to become directors and recommend the candidates for all directorships.
- Recommend individuals for election as officers.
- Oversee the Company's sustainability efforts including the development and implementation of policies relating to environmental, social and governance issues.
- Monitor the Company's performance against its sustainability and ESG objectives including the impacts of climate change.
- Review the Company's Corporate Governance Guidelines and make recommendations for changes.
- Consider questions of independence of directors and possible conflicts of interest of directors as well as executive officers.
- Take a leadership role in shaping the sustainability efforts and corporate governance of the Company.

The Board of Directors has determined that each member of the Sustainability, Corporate Governance and Nominating Committee is "independent" as defined in the NYSE listing standards and the Company's Corporate Governance Guidelines.

A copy of the charter of the Sustainability, Corporate Governance and Nominating Committee is available on our website, www.tranetechnologies.com, under the heading "Company—Corporate Governance – Board Committees and Charters."

Finance Committee

Meetings in 2020: 5

Members
Ann C. Berzin (Chair)
John Bruton
Myles P. Lee
April Miller Boise
John P. Surma
Richard J. Swift

Key Functions
- Consider and recommend for approval by the Board of Directors (a) issuances of equity and/or debt securities; or (b) authorizations for other financing transactions, including bank credit facilities.
- Consider and recommend for approval by the Board of Directors the repurchase of the Company's shares.
- Review cash management policies.
- Review periodic reports of the investment performance of the Company's employee benefit plans.
- Consider and recommend for approval by the Board of Directors the Company's external dividend policy.
- Consider and approve the Company's financial risk management activities, including the areas of foreign exchange, commodities, and interest rate exposures, insurance programs and customer financing risks.

The Board of Directors has determined that each member of the Finance Committee is "independent" as defined in the NYSE listing standards and the Company's Corporate Governance Guidelines.

A copy of the charter of the Finance Committee is available on our website, www.tranetechnologies.com, under the heading "Company—Corporate Governance – Board Committees and Charters."

Executive Committee

Meetings in 2020: None

Members
Michael W. Lamach (Chair)
Ann C. Berzin (Chair of the Finance Committee)
Gary D. Forsee
(Chair of the Sustainability, Corporate Governance and Nominating Committee)
John P. Surma (Chair of the Audit Committee)
Richard J. Swift
(Lead Director)
Tony L. White (Chair of the Compensation Committee)

Key Functions
- Aid the Board in handling matters which, in the opinion of the Chairman of the Board or Lead Director, should not be postponed until the next scheduled meeting of the Board (except as limited by the charter of the Executive Committee).

The Board of Directors has determined that each member of the Executive Committee (other than Michael W. Lamach) is "independent" as defined in the NYSE listing standards and the Company's Corporate Governance Guidelines.

A copy of the charter of the Executive Committee is available on our website, www.tranetechnologies.com, under the heading "Company—Corporate Governance – Board Committees and Charters."

Technology and Innovation Committee

Meetings in 2020: 2

Members
Jared L. Cohon (Chair)
Kirk E. Arnold
John Bruton
Gary D. Forsee
Linda P. Hudson
Karen B. Peetz
Richard J. Swift
Tony L. White

Key Functions
- Review the Company's technology and innovation strategy and approach, including its impact on the Company's performance, growth and competitive position.
- Review with management technologies that can have a material impact on the Company, including product and process development technologies, manufacturing technologies and practices, and the utilization of quality assurance programs.
- Assist the Board in its oversight of the Company's investments in technology and innovation, including through acquisitions and other business development activities.
- Review technology trends that could significantly affect the Company and the industries in which it operates.
- Assist the Board in its oversight of the Company's technology and innovation initiatives.
- Oversee the direction and effectiveness of the Company's research and development operations

A copy of the charter of the Technology and Innovation Committee is available on our website, www.tranetechnologies.com, under the heading "Company—Corporate Governance – Board Committees and Charters."

There were five meetings of the Board of Directors in 2020. All directors attended at least 75% or more of the total number of meetings of the Board of Directors and the committees on which he or she served during the year. The Company's non-employee directors held five independent director meetings without management present during the fiscal year 2020. It is the Board's general practice to hold independent director meetings in connection with regularly scheduled Board meetings.

The Company expects all Board members to attend the annual general meeting, but from time to time other commitments prevent all directors from attending the meeting. All of the members of our Board standing for re-election at the 2020 Annual General Meeting on June 4, 2020 attended that meeting by telephone due to COVID travel restrictions.

Compensation Committee Interlocks and Insider Participation

Our Compensation Committee is composed solely of independent directors. During fiscal 2020, no member of our Compensation Committee was an employee or officer or former officer of the Company or had any relationships requiring disclosure under Item 404 of Regulation S-K. None of our executive officers has served on the board of directors or compensation committee of any other entity that has or has had one or more executive officers who served as a member of our Board or our Compensation Committee during fiscal 2020.

Compensation of Directors

Director Compensation

Our director compensation program is designed to compensate non-employee directors fairly for work required for a company of our size and scope and to align their interests with the long-term interests of our shareholders. The program reflects our desire to attract, retain and use the expertise of highly qualified people serving on the Company's Board of Directors. Employee directors do not receive any additional compensation for serving as a director. Our 2020 director compensation program for non-employee directors consisted of the following elements:

ANNUAL RETAINER



Paid in Cash
$142,500 [47%]

Paid in Restricted Stock Units*
$162,500 [53%]

* The number of restricted stock units granted is determined by dividing the grant date value of the award, $162,500, by the closing price of the Company's common stock on the date of grant. A director who retires, resigns or otherwise separates from the Company for any reason receives a pro-rata cash retainer payment for the quarter in which such event occurs based on the number of days elapsed since the end of the immediately preceding quarter and immediately vests in any unvested restricted stock units.

CASH RETAINER FOR COMMITTEE CHAIRS AND MEMBERS, LEAD DIRECTOR AND OTHER ELEMENTS



Audit Committee Chair	$30,000
Compensation Committee Chair	$20,000
Sustainability, Corporate Governance and Nominating Committee Chair	$15,000
Finance Committee Chair	$15,000
Executive Committee Chair	$0
Technology and Innovation Committee Chair	$7,500
Audit Committee Member	$7,500
Lead Director	$50,000
Additional Meetings or Unscheduled Planning Session Fees	$2,500

The Sustainability, Corporate Governance and Nominating Committee periodically reviews the compensation level of our non-employee directors in consultation with the Committee's independent compensation consultant, Korn Ferry, and makes recommendations to the Board of Directors. The current compensation program was established in 2018.

Under our 2018 Incentive Stock Plan, the aggregate amount of stock-based and cash-based awards which may be granted to any non-employee director in respect of any calendar year, solely with respect to his or her service as a member of the Board of Directors, is limited to $1,000,000.

TRANE TECHNOLOGIES

Share Ownership Requirement

To align the interests of directors with shareholders, the Board of Directors has adopted a share ownership requirement of five times the annual cash retainer paid to the directors. A director cannot sell any shares of Company stock until he or she attains such level of ownership and any sale thereafter cannot reduce the total number of holdings below the required ownership level. A director is required to retain this minimum level of Company share ownership until his or her resignation or retirement from the Board.

2020 Director Compensation

The compensation paid or credited to our non-employee directors for the year ended December 31, 2020, is summarized in the table below.

Name	Fees Earned or Paid in Cash ($)[a]	Equity / Stock Awards ($)	All Other Compensation ($)	Total ($)
K. E. Arnold	142,500	162,514	—	305,014
A. C. Berzin	165,000	162,514	—	327,514
J. Bruton	150,000	162,514	—	312,514
J. L. Cohon	150,000	162,514	—	312,514
G. D. Forsee	157,500	162,514	—	320,014
L. P. Hudson	142,500	162,514	—	305,014
M. P. Lee	150,000	162,514	—	312,514
A. Miller Boise[b]	9,294	—	—	9,294
K. B. Peetz	145,714	162,514	—	308,228
J. P. Surma	172,500	162,514	—	335,014
R. J. Swift	200,000	162,514	2,240	364,754
T. L. White	162,500	162,514	—	325,014

[a] The amounts in this column represent the following: annual cash retainer, the Committee Chair retainers, the Audit Committee member retainer, the Lead Director retainer, and the Board, Committee and other meeting or session fees.

Name	Cash Retainer ($)	Committee Chair Retainer ($)	Audit Committee Member Retainer ($)	Lead Director Retainer Fees ($)	Board, Committee and Other Meeting or Session Fees ($)	Total Fees Earned or Paid In Cash ($)
K. E. Arnold	142,500	—	—	—	—	142,500
A. C. Berzin	142,500	15,000	7,500	—	—	165,000
J. Bruton	142,500	—	7,500	—	—	150,000
J. L. Cohon	142,500	7,500	—	—	—	150,000
G. D. Forsee	142,500	15,000	—	—	—	157,500
L. P. Hudson	142,500	—	—	—	—	142,500
M. P. Lee	142,500	—	7,500	—	—	150,000
A. Miller Boise	9,294	—	—	—	—	9,294
K. B. Peetz	142,500	—	3,214	—	—	145,714
J. P. Surma	142,500	30,000	—	—	—	172,500
R. J. Swift	142,500	—	7,500	50,000	—	200,000
T. L. White	142,500	20,000	—	—	—	162,500

[b] Ms. Miller Boise joined the Board on December 8.

[c] Represents RSUs awarded in 2020 as part of each director's annual retainer. The amounts in this column reflect the aggregate grant date fair value of RSU awards granted for the year under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718 and do not reflect amounts paid to or realized by the directors. For a discussion of the assumptions made in determining the ASC 718 values see Note 15, "Share-Based Compensation," to the Company's consolidated financial statements contained in its 2020 Form 10-K.

For each non-employee director, the following table reflects all unvested RSU awards at December 31, 2020:

Name	Number of Unvested RSUs
K. E. Arnold	1,701
A. C. Berzin	1,701
J. Bruton	1,701
J. L. Cohon	1,701
G. D. Forsee	1,701
L. P. Hudson	1,701
M. P. Lee	1,701
A. Miller Boise	—
K. B. Peetz	1,701
J. P. Surma	1,701
R. J. Swift	1,701
T. L. White	1,701

Compensation Discussion and Analysis

The Compensation Discussion and Analysis ("CD&A") set forth below provides an overview of our executive compensation philosophy and underlying programs, including the objectives of such programs, as well as a discussion of how awards are determined for our Named Executive Officers ("NEOs"). These NEOs include our Chairman and Chief Executive Officer ("CEO"), our Chief Financial Officer ("CFO"), and our three most highly compensated executive officers for the 2020 fiscal year other than the CEO and CFO. In addition, our former CFO is also an NEO for 2020. The NEOs are:

Named Executive Officers	Title
Mr. Michael W. Lamach	Chairman and Chief Executive Officer
Mr. Christopher J. Kuehn[1]	Senior Vice President and Chief Financial Officer
Mr. David S. Regnery	President and Chief Operating Officer
Ms. Marcia J. Avedon, Ph.D.	Executive Vice President, Chief Human Resources, Marketing and Communications Officer
Mr. Paul A. Camuti	Executive Vice President and Chief Technology and Strategy Officer
Ms. Susan K. Carter[2]	Former Senior Vice President and Chief Financial Officer

[1]   Mr. Kuehn became Senior Vice President and Chief Financial Officer on March 1, 2020.

[2]   Ms. Carter retired on April 1, 2020.

I. Executive Summary

On February 29, 2020 we successfully completed the separation of our Industrial segment businesses, approximately 20% of 2019 net revenue, through a Reverse Morris Trust ("RMT") transaction. Through this transaction, Trane Technologies transformed into a focused climate innovation company, working with our customers to address their sustainability challenges through heating, cooling and transport refrigeration solutions.

2020 presented significant challenges. COVID-19 impacted the company's ability to deliver target levels of revenue and EBITDA. A broad contraction of global markets resulted in decreased demand for products. There was disruption to the supply chain and pressure on costs as the Company, our suppliers and our customers took actions necessary to manage their respective businesses, implement safety and personal protective equipment protocols and maintain financial stability through the crisis. COVID-19 negatively impacted transactional volume relative to plan with decreased demand and cancelled and delayed orders, all of which impacted EBITDA due to a lower revenue base to absorb fixed costs.

As the COVID-19 pandemic expanded globally, the Company prioritized caring for the wellbeing and safety of employees, maintaining a balanced focus on short-term performance and long-term business opportunities, and an emphasis on margin, cash flow and working capital management to provide liquidity. The Company effectively executed and delivered on these priorities.

The Committee considered the effectiveness of the Company's response to COVID-19 in addition to other performance achievements in making compensation decisions. The Company minimized disruption to operations from COVID-19 safely and quickly. Transformation commitments coming out of the RMT transaction were achieved and exceeded. There was significant investment in innovation at an accelerated pace across all businesses including the launch of a cold storage solution in support of COVID-19 vaccine distribution. In addition, the company achieved market share growth across the regions. These achievements delivered value to shareholders as reflected by Total Shareholder Return of 43.51% for the year, significantly outperforming the S&P 500 and the S&P 500 Industrials indices.

Following are additional financial and non-financial performance highlights taken into consideration in making compensation decisions.

2020 Financial Results

The following graphic documents the enterprise financial results realized in 2020 relative to our executive incentive compensation performance targets established for the period and shows other significant non-financial accomplishments that we achieved in 2020.

The Value We Create

FINANCIAL PERFORMANCE HIGHLIGHTS

Annual Revenue

$12.45 BILLION

▼ Decrease of 4.8% from 2019

Adjusted EBITDA[1]

$1.92 BILLION

▼ Decrease of 3.3% from 2019

Adjusted EBITDA Margin[1]

15.4%

▲ Increase of 0.2 percentage points over 2019

Free Cash Flow

$1.71 BILLION

▲ Increase of 25.3% from 2019

3-Year Adjusted Cash Flow Return on Invested Capital (CROIC) (2018–2020)[1]

26.5%

Ranks at the 72nd percentile of the companies in the S&P 500 Industrials Index

3-Year Total Shareholder Return (TSR) (2018-2020)[1]

101.73%

Ranks at the 95th percentile of the companies in the S&P 500 Industrials Index

[1]   We report our financial results in our annual report on Form 10-K and our quarterly reports on Form 10-Q in accordance with United States generally accepted accounting principles ("GAAP"). Our financial results described above for Adjusted EBITDA and Adjusted EBITDA Margin have been adjusted to exclude the impact of certain non-routine and other items as described in our earnings releases and are non-GAAP financial measures. These metrics and the related performance targets and results are relevant only to our executive compensation program and should not be used or applied in other contexts. For a description of how the metrics above are calculated from our GAAP financial statements, please see "Annual Incentive Matrix ("AIM") - Determination of Payout" with respect to AIM payments and "Long Term Incentive Program ('LTI') – 2018 - 2020 Performance Share Units Payout" with respect to Performance Share Program ("PSP") awards.

Based on our 2020 results for Revenue, Adjusted EBITDA, Adjusted EBITDA Margin and Cash Flow, achievement under the Annual Incentive Matrix ("AIM") financial score was 74.8% of target for the Enterprise. In consideration of the Company's effectiveness in response to the COVID-19 pandemic, achievement of commitments to restructure the Company, streamline processes and reduce costs following the RMT transaction, and strong financial performance relative to peers, the NEOs received AIM payouts at 100% of target levels, see section V - Compensation Program Descriptions and Compensation Decisions for additional details.

Based on our CROIC of 26.5% and TSR of 101.73% during the 2018 - 2020 performance period, Performance Share Units ("PSUs") under our PSP achievement was 194.5% of target.

 
COMPENSATION DISCUSSION AND ANALYSIS



NON-FINANCIAL PERFORMANCE HIGHLIGHTS

Business

- Successfully completed our RMT transaction. We now operate as Trane Technologies, a focused climate innovation company.
- For the eighth consecutive year, recognized by Fortune Magazine as one of the world's most-admired companies.



Human Capital Management

- Renewed our membership in the CEO Action for Diversity and Inclusion pledge, focusing on our commitment to advance diversity and inclusion in the workplace.
- Renewed our commitment to the Paradigm for Parity Coalition, a pledge to bring gender parity to our corporate leadership structure by 2030. We were the first in our industry to enter the coalition.
- Became a Founding Member of the OneTen coalition, committed to hiring, retaining and advancing one million Black Americans over the next ten years.
- Second Consecutive Year: Forbes, Best Employers for Diversity.
  - Listed on numerous Forbes Indices over the years including being named as one of the world's best employers, Americas' best employers for women and best large employer.
- Maintained strong employee engagement as we sought meaningful ways to enhance the working lives of our employees, who remain committed to our core values and mission. Our overall employee engagement score positions us well into the top quartile of all companies globally.
- For the fourth consecutive year, awarded a perfect score in workplace equality on the Human Rights Campaign Foundation's equality index.



Sustainability

- We met our 2020 sustainability commitments that were set in 2013 in 2018, two years early, and launched bold new 2030 sustainability commitments.
- Listed on the Dow Jones Sustainability North America Index for 10 consecutive years.
- We are one of 615 companies worldwide with science-based targets and one of only 47 companies to have its targets verified by SBTi twice (once in 2014 and again in early 2021).
- Earned recognition for our performance in addressing climate change, engaging employees, stewarding the environment and advancing human rights and citizenship. Examples include:
  - Named in the Thomson Reuters Global Diversity and Inclusion Index for leading the way in embedding diversity and inclusion into company strategy;
  - Received a gold medal award from the World Environmental Center for our work in integrating sustainability into the core of our business;
  - Named on America's Most JUST Companies report, which recognizes American companies who are committed to fair pay, treating customers with respect, producing quality products and minimizing environmental impact;
  - Ranked among the top 100 "Best Corporate Citizens for 2019" by Corporate Responsibility Magazine;
  - Named to the Corporate Knights Global 100 Most Sustainable Corporation Index for the second consecutive year;
  - For the sixth consecutive year, named to the FTSE4Good equity index, which measures companies with strong environmental stewardship, human rights and corporate governance.















For more information regarding our Company's commitment to leadership in environmental, social and governance matters and our achievements in these areas, please also see our 2020 Annual Report to Shareholders included in these proxy materials and our 2020 ESG Report available on our website located at www.tranetechnologies.com under the heading "Sustainability."



2020 Say on Pay Vote



In undertaking this review, the Committee considers the views of shareholders as reflected in their annual advisory vote on our executive compensation proposal. Shareholders voted 91% in favor of the Company's Advisory Approval of the Compensation of our NEOs proposal at our 2020 annual general meeting. Based on the Committee's review and the support our executive compensation programs received from shareholders, the Committee determined it would be appropriate to maintain the core elements of our executive compensation programs.

Executive Compensation Program Overview

The Committee has adopted executive compensation programs with a strong link between pay and performance and the achievement of short-term and long-term Company goals. The primary elements of the executive compensation programs are:

	Element[1]	Chairman and CEO	Other NEOs	Description of Element
FIXED	Base Salary	10%	22%	Fixed cash compensation.
PAY AT RISK	Annual Incentive Matrix ("AIM")	17%	21%	Variable cash incentive compensation. Any award earned is based on performance measured against pre-defined annual Revenue, Adjusted EBITDA, Cash Flow and Adjusted EBITDA Margin Percent objectives as set by the Committee, as well as individual performance measured against pre-defined objectives.
PAY AT RISK	Long-Term Incentives ("LTI")	73%	57%	Variable long-term incentive compensation. Performance is aligned with the Company's stock price and is awarded in the form of stock options, restricted stock units ("RSUs") and Performance Stock Units ("PSUs"). PSUs are only payable if the Company's CROIC and TSR relative to companies in the S&P 500 Industrials Index exceed threshold performance.

[1]   See Section V, "Compensation Program Descriptions and Compensation Decisions", for additional discussion of these elements of compensation.

As illustrated, the Committee places significant emphasis on variable compensation (AIM and LTI) so that a substantial percentage of the six NEOs' target total direct compensation ("TDC") is contingent on the successful achievement of the Company's short-term and long-term performance goals.

Good Compensation Governance Practices

What We Do	What We Don't Do
✔ Diversified metrics for our AIM and Performance Share Programs ("PSP") to align with business strategies and shareholder interests	✘ No tax gross-ups for any change-in-control agreement entered into after May 2009 (only 2 of 16 officers have a tax gross-up provision in an agreement entered into with such officer prior to May 2009)
✔ Incentive awards tied to the achievement of rigorous pre-determined and measurable performance objectives	✘ No dividends on unvested restricted stock and no dividend equivalents on unvested restricted stock units or performance units until the underlying awards vest
✔ Significant emphasis on variable compensation in designing our compensation mix	✘ No liberal share recycling practices for options
✔ Regular competitive benchmarking and compensation reviews	✘ No "Single-trigger" vesting for any cash payments upon a change in control
✔ Commitment to fair and competitive pay for our employees and the avoidance of discrimination against any protected class or individual	✘ No "Single-trigger" vesting for any time-based equity awards upon a change in control
✔ Annual advisory vote on executive compensation	✘ No hedging or pledging of Company stock by directors and executive officers
✔ Independent compensation consultant to advise the Committee	✘ No re-pricing of equity awards
✔ Claw-back / recoupment policy	
✔ Robust stock ownership requirements for our executives	
✔ Reasonable limits on full-value awards	
✔ Annual review of risk in executive compensation plans	
✔ Limit of $1M dollars on non-employee directors annual compensation	

TRANE
TECHNOLOGIES

II. Compensation Philosophy and Design Principles

Our executive compensation programs are designed to attract, retain and focus the talent and energy of executive officers (including our NEOs) who are capable of meeting the Company's current and future goals, including the creation of sustainable shareholder value. As we operate in an ever-changing environment, our Committee makes decisions with consideration of economic, technological, regulatory, investor and competitive factors as well as our executive compensation principles. The Committee regularly reviews the philosophy, objectives and elements of our executive compensation programs in relation to our short and long-term business objectives and has determined that there is no undue risk in the compensation programs.

The design principles that govern our executive compensation programs are:

DESIGN PRINCIPLES AND RATIONALE	HOW THIS IS APPLIED TO TRANE TECHNOLOGIES PRACTICE
Business Strategy Alignment Our executive compensation programs provide flexibility to align with changing Company or business strategies. The programs allow for individuals within the Company's businesses to focus on specific financial measures to meet the short and long-term plans of the particular business for which they are accountable.	It is not only possible but also desirable for certain leaders to earn substantial awards in years when their business outperforms against our Annual Operating Plan ("AOP"). Conversely, if a business fails to meet its performance goals, that business' leader may earn a lesser award than their peers in that year. To provide a balanced incentive, all executives have a significant portion of their compensation tied to Company performance.
Pay for Performance A strong pay for performance culture is paramount to our success. As a result, each executive's target total direct compensation ("TDC") is tied to Company, business and individual performance against set goals.	Company and business performance are measured against pre-established financial, operational and strategic objectives as set by the Committee. Individual performance is measured against pre-established individual goals as well as demonstrated leadership competencies and behaviors consistent with our leadership principles. In addition, a portion of the long-term incentive is earned based upon Company cash flow return on invested capital and shareholder value performance relative to peer companies.
Shareholder Alignment Our executive compensation programs align the interests of our executives with those of shareholders by incorporating key financial targets such as revenue growth, Adjusted EBITDA, CROIC and cash flow.	Financial targets should correlate with both share price appreciation over time and the generation of cash flow for the Company. In addition, our long-term incentives are tied to total shareholder returns, increases in value as share price increases, and the effective use of assets to generate cash flow. Other program requirements, including share ownership guidelines for executives and vesting schedules on equity awards, further align executives' and shareholders' interests.
Mix of Short and Long-Term Incentives A proper mix between short and long-term incentives is important to encourage decision making that mitigates risk and balances the need to meet our AOP objectives while also taking into account the long-term interests of the Company and its shareholders.	The mix of pay, including short and long-term incentives, is determined by considering the Company's pay for performance compensation philosophy and strategic objectives as well as competitive market practice.
Internal Parity Each executive's target TDC opportunity is proportionate with the responsibility, scope and complexity of their role within the Company.	Comparable jobs are assigned similar target compensation opportunities.
Market Competitiveness Compensation opportunities must serve to attract and retain high performing executives in a competitive environment for talent.	Target TDC levels are set referencing applicable market compensation benchmarks with consideration of retention and recruiting demands in the industries and markets where we compete for business and executive talent. Each executive's target TDC may be above or below the market benchmark reference based on their experience, proficiency, performance and potential in performing the duties of their position in addition to the competitive market for that individual.

III. Factors Considered in the Determination of Target Total Direct Compensation

Our Committee reviews and evaluates our executive compensation levels and practices against those companies of comparable revenue, industry and/or business fit with which we compete for executive talent. During 2020, these reviews were conducted throughout the year using a variety of methods such as:

- The direct analysis of the proxy statements of other global manufacturers and service providers (refer to peer group below);
- A review of compensation survey data of other global, diversified industrial companies of similar size published by independent consulting firms;
- A review of customized compensation survey data provided by independent consulting firms; and
- Feedback received from external constituencies.

The Committee does not rely on a single source of information when making executive compensation decisions. Many of the companies included in these compensation surveys are also included in the S&P 500 Industrials Index referred to in our 2020 Form 10-K under the caption "Performance Graph."

The Committee, with the assistance of its independent advisor, develops a peer group that it uses to evaluate executive compensation programs and levels. In 2019, the Committee approved a peer group to reflect the Company's post-transaction size and business as a climate-focused engineered manufacturer and service provider for the global commercial and residential construction and transportation market sectors. This peer group is comprised of the following sixteen global companies.

Ametek	Dover	Honeywell International	Otis Worldwide
Carrier	Eaton plc	Illinois Tool Works	Parker Hannifin Corp
Cummins, Inc.	Emerson Electric	Johnson Controls Inc.	Rockwell Automation
Danaher Corp	Fortive Corporation	Lennox International	TE Connectivity

Ametek, Carrier, Otis Worldwide and Lennox International were added and 3M, Paccar Inc., PPG Industries, Stanley Black & Decker and Textron were removed from the peer group in consideration of the RMT transaction.

In assessing the relationship of CEO compensation to compensation of other executive officers (including our NEOs), the Committee considers overall organization structure and scope of responsibility and also reviews the NEOs' compensation levels relative to the CEO and to one another. This ensures that the target TDC levels are set in consideration of internal pay equity as well as market references and each executive's experience, proficiency, performance and potential in performing the duties of their role. In addition, the long tenure of our CEO (11 years) coupled with the strong performance of the company over this period, are taken into consideration by the Committee when evaluating CEO compensation.

IV. Role of the Committee, Independent Advisor and Committee Actions

Our Committee, which is composed solely of independent directors, oversees our compensation plans and policies, administers our equity-based programs and reviews and approves all forms of compensation relating to our executive officers, including the NEOs.

The Committee exclusively decides the compensation elements and the amounts to be awarded to our CEO. Our CEO does not make any recommendations regarding his own compensation and is not informed of these awards until the decisions have been finalized. Our CEO makes compensation recommendations related to our other NEOs and executive officers. The Committee considers these recommendations when approving the compensation elements and amounts to be awarded to our other NEOs.

Our Committee is responsible for reviewing and approving amendments to our executive compensation and benefit plans. In addition, our Committee is responsible for reviewing our principal broad-based employee benefit plans and making recommendations to our Board of Directors for significant amendments to, or termination of, such plans. The Committee's duties are described in the Committee's Charter, which is available on our website at www. tranetechnologies.com.

Our Committee has the authority to retain an independent advisor for the purpose of reviewing and providing guidance related to our executive compensation and benefit programs. The Committee is directly responsible for the compensation and oversight of the independent advisor. For 2020, the Committee continued to engage Korn Ferry to serve as its independent compensation advisor. Korn Ferry provides the following services to the Committee among others:

- Review and analysis of executive compensation benchmarking data for the CEO and other top executives as needed;
- Review and analysis of the public company peer group used to benchmark the Company's executive pay levels;
- Preparation of ad hoc analyses for the Committee to support decision-making around the executive compensation program; and
- Review and analysis of and advisement on management proposals regarding key elements of the executive compensation program.

Korn Ferry also provided the Sustainability, Corporate Governance and Nominating Committee with advice on director compensation matters including benchmarking data and market trends. The Committee determined that Korn Ferry is independent and does not have a conflict of interest. In making this determination, the Committee considered the factors adopted by the NYSE with respect to independence and conflicts of interest.

V. Compensation Program Descriptions and Compensation Decisions

The following table provides a summary of the elements, objectives, risk mitigation factors and other key features of our TDC program. Each of these elements is described in detail below:

Element	Objective of Element Including Risk Mitigation Factors	Key Features Relative to NEOs
Base Salary	To provide a sufficient and stable source of cash compensation. To avoid encouraging excessive risk-taking by ensuring that an appropriate level of cash compensation is not variable.	Adjustments are determined by the Committee based on an evaluation of the NEO's proficiency in fulfilling their responsibilities, as well as performance against key objectives and behaviors. In 2020, base salary represents 10% of the CEO's target total direct compensation and 22%, on average, for the other NEOs.
Annual Incentive Matrix ("AIM") Program	To serve as an annual cash award tied to the achievement of pre-established performance objectives. Structured to take into consideration the unique needs of the various businesses. Amount of compensation earned cannot exceed a maximum payout of 200% of individual target levels and is also subject to a claw back in the event of a financial restatement in accordance with our clawback policy.	Each NEO has an AIM target expressed as a percentage of base salary. Targets are set based on the compensation levels of similar jobs in comparable companies, as well as on the NEO's experience and proficiency level in performing the duties of the role. Actual AIM payouts are dependent on business, segment and enterprise financial performance and individual performance. The financial metrics used to determine the awards for 2020 were Revenue, Adjusted EBITDA, and Cash Flow, modified (up or down) based on Adjusted EBITDA Margin performance. In 2020, AIM represents 17% of the CEO's target total direct compensation and 21%, on average, for the other NEOs.
LTI: Performance Share Program	To serve as a long-term incentive to outperform, on a relative basis, companies in the S&P 500 Industrials Index. To promote long-term strategic focus and discourage an overemphasis on attaining short-term goals. Structured to align with shareholder interests. Amount earned cannot exceed a maximum payout of 200% of the individual target shares granted and is also subject to a claw back in the event of a financial restatement in accordance with our clawback policy.	Performance share units ("PSUs") granted under the PSP are earned over a 3-year performance period. The number of PSUs earned is based on relative TSR and relative CROIC compared to companies within the S&P 500 Industrials Index (with equal weight given to each metric). Actual value of the PSUs earned depends on our share price at the time of payment. PSUs represent 36.5% of the CEO's target total direct compensation and 28.5%, on average, for the other NEOs.
LTI: Stock Options / Restricted Stock Units ("RSUs")	Aligns the interests of the NEOs and shareholders. Awards provide a balance between performance and retention. Awards are subject to a claw back in the event of a financial restatement in accordance with our clawback policy.	Stock options and RSUs are granted annually, with stock options having an exercise price equal to the fair market value of ordinary shares on the date of grant. Both stock options and RSUs typically vest ratably over three years, at a rate of one-third per year. Stock options expire on the day immediately preceding the 10th anniversary of the grant date (unless employment terminates sooner). In 2020, a balanced mix of stock options and RSUs represents 36.5% of the CEO's target total direct compensation and 28.5%, on average, for the other NEOs.

TRANE
TECHNOLOGIES

Base Salary

The table below reflects the base salary adjustments for the NEOs between 2019 and 2020. When determining base salary adjustments, each NEO is evaluated based on their position to the market for their job and on the results achieved and the behaviors demonstrated.

(Dollar Amounts Annualized)	12/31/2019 ($)	12/31/2020 ($)
Mr. Michael W. Lamach	1,410,000	1,410,000
Mr. Christopher J. Kuehn	510,000	680,000
Mr. David S. Regnery	775,000	850,000
Ms. Marcia J. Avedon, Ph.D.	685,000	710,000
Mr. Paul A. Camuti	570,000	590,000
Ms. Susan K. Carter	775,000	775,000

Ms. Carter retired on April 1, 2020.

In response to the worsening global Coronavirus crisis, the Company made the decision to delay base salary increases for all salaried employees in the U.S. and Puerto Rico who were scheduled to receive an increase on April 1, 2020. As a result, the merit increases for Ms. Avedon and Mr. Camuti included in their respective base salaries above were delayed until October 1, 2020. Mr. Kuehn received a portion of his base salary increase effective March 1, 2020 in conjunction with his promotion to Chief Financial Officer, but the remaining portion of his base salary increase was delayed until October 1, 2020. Mr. Regnery received an increase effective January 1, 2020 coincident with his promotion to President and Chief Operating Officer. Mr. Lamach, our CEO, did not receive a 2020 base salary increase.

Annual Incentive Matrix ("AIM")

The AIM program is an annual cash incentive program designed to reward NEOs for Revenue growth, increases in Adjusted EBITDA, the delivery of strong Cash Flow and individual contributions to the Company. We believe that our AIM design provides participants with clarity as to how they can earn a cash incentive based on strong performance relative to each metric. The Committee establishes a target award for each NEO that is expressed as a percentage of base salary. Individual AIM payouts are calculated as the product of a financial performance score and an individual performance score, both of which are based on achievement relative to pre-established performance objectives adopted by the Committee. Individual AIM awards are calculated by multiplying individual AIM targets by an AIM Payout Percentage calculated as illustrated below:



Financial Score: Core Financial Metrics		**Multiplier**		**Adjusted Financial Score** *(0% to 200%)*		**Individual Performance Score** *(0% to 150%)*		**AIM Payout Percentage** *(0% to 200%)*
1/3 Revenue 1/3 Adjusted EBITDA 1/3 Cash Flow	×	Adjusted EBITDA Margin Percent	=	Financial Score × Multiplier	×	Performance against Individual Objectives	=	Adjusted Financial Score × Individual Performance Score

The AIM incentive opportunity is tied to pre-established goals for three equally-weighted performance metrics ("Core Financial Metrics"): Revenue, Adjusted EBITDA and Cash Flow. These metrics align with our objectives to profitably grow the businesses and improve margins through operational efficiency. Threshold performance for each metric must be achieved in order for any incentive to be payable for that metric. The financial AIM payout is the sum of the calculated payout percentage for each metric, adjusted by an Adjusted EBITDA Margin percentage multiplier ("Multiplier").

The AIM payout is determined by multiplying the NEO's target award by the financial performance score and multiplying that result by the individual performance score. AIM payouts cannot exceed 200% of the target award. If the overall AIM payout score is less than 30%, no award is payable.

For 2020 AIM purposes, Mr. Lamach, Mr. Kuehn, Ms. Avedon, Mr. Camuti and Ms. Carter were measured on Enterprise financial metrics. Mr. Regnery was measured on a combination of Enterprise and regional segment metrics (50% Enterprise, 20% Americas segment, 15% EMEA segment and 15% Asia segment).

2020 AIM Revenue, Adjusted EBITDA and Cash Flow performance goals were set based on 2020 financial plans and are summarized with performance relative to those goals in the following table:

	Metric	Threshold Performance	Target Performance	Maximum Performance	2020 Adjusted Performance
Enterprise	Revenue[2]	$12,917.40	$13,597.30	$14,277.20	$12,478.80
	Adjusted EBITDA[2]	$ 1,906.70	$ 2,118.60	$ 2,330.50	$ 1,924.30
	Cash Flow[2]	$ 1,017.60	$ 1,272.00	$ 1,526.40	$ 1,713.30
	Adjusted EBITDA Margin Multiplier[3]	14.76%	15.58%	16.32%	15.42%
Americas Segment	Revenue[2]	$ 9,898.90	$10,419.90	$10,940.90	$ 9,728.30
	Adjusted EBITDA[2]	$ 1,678.80	$ 1,865.30	$ 2,051.80	$ 1,676.80
	Cash Flow[2]	$ 1,397.20	$ 1,746.50	$ 2,095.80	$ 1,737.70
	Adjusted EBITDA Margin Multiplier[3]	16.96%	17.90%	18.75%	17.24%
EMEA Segment	Revenue[2]	$ 1,768.00	$ 1,861.00	$ 1,954.10	$ 1,633.50
	Adjusted EBITDA[2]	$ 273.10	$ 303.40	$ 333.70	$ 268.10
	Cash Flow[2]	$ 222.20	$ 277.70	$ 333.20	$ 283.00
	Adjusted EBITDA Margin Multiplier[3]	15.45%	16.30%	17.08%	16.41%
Asia Segment	Revenue[2]	$ 1,250.60	$ 1,316.40	$ 1,382.20	$ 1,117.00
	Adjusted EBITDA[2]	$ 174.00	$ 193.30	$ 212.60	$ 190.00
	Cash Flow[2]	$ 144.50	$ 180.60	$ 216.70	$ 217.70
	Adjusted EBITDA Margin Multiplier[3]	13.91%	14.68%	15.38%	17.01%

[1]   2020 Performance reflects adjustments as summarized below.

[2]   Financial metrics generate payout of 30% at Threshold performance, 100% at Target performance and 200% at Maximum performance. Results are interpolated between performance levels.

[3]   The Adjusted EBITDA Margin Multiplier is 75% up to Threshold performance, 100% at Target performance and 150% at Maximum performance. Results are interpolated between performance levels.

The Committee retains the authority to adjust the Company's reported financial results for the impact of changes in accounting principles, extraordinary items and unusual or non-recurring gains or losses, including significant differences from the assumptions contained in the financial plan upon which the incentive targets were established, based on its own review and on recommendations by the CEO. Adjustments to reported financial results are intended to better reflect an executive's actual performance results, align award payments with decisions which support the plan and strategies, avoid unintended inflation or deflation of awards due to unusual or non-recurring items in the applicable period, and emphasize the Company's preference for long-term and sustainable growth. The Committee approved adjustments to 2020 performance results for AIM purposes at the enterprise and segment levels to (a) reflect reallocation of costs across businesses due to post-RMT transaction restructuring, and (b) offset the favorable cash flow impact of a change in interest rate assumption methodology used to calculate Pension Benefit Guaranty Corporation ("PBGC") premiums after the annual targets were set, and (c) adjust for separation-related impacts resulting from the RMT transaction that were not contemplated when performance objectives were set. These adjustments, including restructuring and transformation costs, were reviewed with the Audit Committee prior to approval by the Committee.

One-time expenses directly associated with the RMT transaction were excluded from the year-end 2020 AIM financials, as these items are unusual or infrequent in nature. Performance targets are established and results are measured against financial metrics that have been adjusted from our GAAP results as described below.

The calculated AIM financial score, unadjusted for any COVID-19 considerations, was 74.8% for the NEOs fully aligned to Enterprise performance and 64.8% for Mr. Regnery, who has a portion of his award tied to segment performance.

2020 Considerations in Light of COVID-19:

COVID-19 created challenges in the Company's ability to deliver target levels of revenue and EBITDA. A broad contraction of global markets resulted in decreased demand for products, challenged the supply chain and increased pressure on costs for the Company, all of which negatively impacted EBITDA due to a lower revenue base. The company took actions necessary to implement safety protocols, provide support to our employees and maintain financial stability through the crisis, all while successfully transforming to the new Trane Technologies. The Committee does not believe that the calculated AIM payout levels reflect the quality of 2020 performance in light of COVID-19, noting the performance results and achievements despite COVID-19 disruption to the global markets and the 2020 business plan.

The Company was effective in its response to the global COVID-19 pandemic, focusing on caring for the wellbeing and safety of employees while maintaining balanced attention on short-term performance and long-term business opportunities. There was significant investment in personal protection equipment and safety measures to bring facilities and all manufacturing plants quickly and safely back to operation. Actions were also taken globally to reduce cost, including delaying merit increases and implementing furloughs or temporary pay reductions in a manner to preserve benefit continuity. In lieu of pay reductions, Mr. Lamach contributed $500,000 to the Helping Hand Fund to support employees, and members of the Enterprise Leadership Team and the Board of Directors contributed approximately $315,000 in aggregate.

The Company focused on cash flow and working capital management and delivered Free Cash Flow of $1.71B, or 158% of net earnings. This provided significant liquidity and allowed the Company to operate from a position of strength to continue investing in the business, maintain its dividend, deploy capital to two acquisitions and resume share repurchases ($250 million) in the year. The company also delivered strong profitability and cost control in 2020, driving Enterprise EBITDA Margin improvement of approximately 20 basis points and achieving operating leverage of 13%, well within gross margin targets. In 2020, the Company delivered strong shareholder value with 43.5% Total Shareholder Return (TSR), which significantly outperformed the S&P 500 Index (18.4%) and the S&P 500 Industrial Index (11.1%).

In addition, the Company delivered on 2020 commitments to transform the company, streamline processes and reduce costs following the RMT transaction. Notably, the Company pursued its structural and commercial transformation plan without disruption and exceeded financial expectations with $143M EBITDA improvement as well as achieving $100M annual operational fixed cost savings targets one year ahead of plan with an additional $40M savings projected in 2021.

If financial results were adjusted to completely offset the estimated impact of COVID-19, AIM payout for each of the NEOs would have been approximately 154% of Target. The Committee applied its judgement and approved 2020 AIM payout levels for the NEOs at 100% as summarized in the following table.

Name	AIM Target ($)	AIM Achievement For 2020	AIM Award For 2020 ($)
Mr. Michael W. Lamach	2,397,000	100%	2,397,000
Mr. Christopher J. Kuehn	680,000	100%	680,000
Mr. David S. Regnery	850,000	100%	850,000
Ms. Marcia J. Avedon, Ph.D.	603,500	100%	603,500
Mr. Paul A. Camuti	501,500	100%	501,500
Ms. Susan K. Carter	194,809	100%	194,809

Ms. Carter retired on April 1, 2020 and therefore the AIM Target and Award are prorated.

In addition to 2020 AIM awards, special bonuses were awarded in March 2020 to recognize individuals whose contributions were critical to the successful completion of the RMT transaction. This transaction encompassed a tax-free spinoff of approximately 20% of the pre-transaction revenue in businesses in over 45 countries and was accomplished on an accelerated 10-month timeline and created significant shareholder value. The Committee approved the payment of $500,000 for Mr. Lamach, $200,000 each for Ms. Avedon and Ms. Carter, and $150,000 each for Messrs. Camuti, Kuehn and Regnery based on its evaluation of their contributions.

2021 AIM PROGRAM CHANGES

For 2021, the AIM program design has been updated to replace the Adjusted EBITDA multiplier with an Environmental, Social and Governance ("ESG") modifier with a range of +/- 20%. This design change was made in recognition of strong margin improvements in 2020 and the desire to align management incentives with our commitment to and strategic focus on sustainability and diversity. Performance relative to ESG objectives will be determined based on established targets and the Committee's judgement of performance relative to four components:

1) Internal Greenhouse Gas Emissions Reduction
2) External / Customers Carbon Emissions Reduction
3) Gender Representation in Management
4) Racial/Ethnic Minority Representation (for U.S.-based employees only)

Long-Term Incentive Program ("LTI")

Our long-term incentive program is comprised of stock options, RSUs and PSUs. This mix of equity-based awards aligns executive interests with the interests of our shareholders from the perspectives of stock price appreciation and relative performance. This approach enables us to develop and implement long-term strategies that we believe are in the best interest of shareholders.

Stock Options/Restricted Stock Units

We grant our NEOs an equal mix of stock options and RSUs. Our Committee believes that this mix provides an effective balance between performance and retention for our NEOs and conserves share usage under our incentive stock plan. Stock options are considered "at risk" since there is no value unless the stock price appreciates during the term of the option period. RSUs, on the other hand, provide stronger retentive value because they have value even if our stock price does not grow during the restricted period. Our Committee reviews our equity mix and grant policies annually to ensure they are aligned with our pay for performance philosophy, our executive compensation objectives and the interests of our shareholders.

Stock option and RSU targets are expressed in dollars. The dollar target is converted to a number of shares based on the fair market value of the Company's shares on the date that the award is granted.

Both stock options and RSUs generally vest ratably, one third per year, over a three-year period following the grant. Dividend equivalents are accrued on outstanding RSU awards at the same time and at the same rate as dividends paid to shareholders. Dividend equivalents on RSUs are only payable if the underlying RSU award has vested. At the time of vesting, one ordinary share is issued for each RSU and any accrued dividend equivalents are paid in cash.

Performance Share Program ("PSP")

Our PSP is an equity-based incentive compensation program that provides our NEOs and other key executives with an opportunity to earn PSUs based on our performance relative to the companies in the S&P 500 Industrials Index. PSUs granted in 2020 are earned over a 3-year performance period based equally on our relative average CROIC and relative TSR as compared to the companies within the S&P 500 Industrials Index. The actual number of PSUs earned for grants made in 2020 (which can range from 0% to 200% of target) is based on the following thresholds:

Company Performance Relative to the Companies within the S&P 500 Industrials Index	2020 – 2022 Measurement Period % of Target PSUs Earned*
< 25th Percentile	0%
25th Percentile	25%
50th Percentile	100%
≥ 75th Percentile	200%

*   Results are interpolated between percentiles achieved.

PSP target awards for NEOs are expressed as a dollar amount and set in consideration of competitive long-term incentive market values for executives in our peer group with similar roles and responsibilities and our mix of long-term incentives. The dollar target is converted to share equivalent PSUs based on the fair market value of our shares on the date that the award is granted. The number of PSUs earned is based on relative TSR and relative CROIC compared to companies within the S&P 500 Industrials Index (with equal weight given to each metric).

- TSR is measured as the total stock price appreciation and dividends earned during the three years of the performance cycle. To prevent an anomalous short-term change in stock price from having an inappropriate and outsized impact on payout levels, a 30-day average stock price at the beginning and ending periods is used. TSR provides a tool for measuring performance among peers.
- CROIC is measured by dividing Free Cash Flow by gross fixed assets (Plant, Property & Equipment) plus Working Capital (Accounts and Notes Receivable plus Inventory less Accounts and Notes Payable). CROIC is calculated in accordance with GAAP, subject to adjustments for unusual or infrequent items; the impact of any change in accounting principles; goodwill and other intangible asset impairments; and gains or charges associated with discontinued operations or through the acquisition or divestiture of a business. As a result, expense for outstanding PSP awards is recorded using the fixed accounting method.

TRANE
TECHNOLOGIES

Our Committee retains the authority and discretion to make downward adjustments to the calculated PSP award payouts or not to grant any award payout regardless of actual performance.

Dividend equivalents are accrued on outstanding PSU awards at the same time and at the same rate as dividends paid to shareholders. Dividend equivalents are only paid upon vesting on the number of PSUs actually earned and vested. Dividend equivalents are payable in cash at the time the shares associated with vested PSUs are distributed unless the NEO elected to defer the shares into our executive deferred compensation plan, in which case the dividend equivalents are also deferred.

2020 Equity Awards

In 2020, the Committee approved the stock option, RSU and target value of PSU awards based on its evaluation of market competitiveness and each NEO's sustained individual performance and demonstrated potential to impact future business results. The values in the table below reflect equity-based awards approved by the Committee. The target values for the PSU awards differ from the corresponding values reported in the Summary Compensation Table and the Grants of Plan-Based Awards Table due to different methodologies used in assigning the economic value of equity-based awards required for accounting and proxy statement reporting purposes. The Committee makes equity award decisions based on grant date expected value while the accounting and proxy statement values are determined in accordance with GAAP requirements. The PSU awards are earned, in part, based on TSR performance relative to the S&P 500 Industrials Index over a three-year performance period which requires valuations to take into account the expected payout distribution from 0-200% of target for accounting and proxy statement purposes.

Name	Stock Option Award ($)	RSU Award ($)	Target Value 2020-2022 PSU Award ($)
Mr. Michael W. Lamach	2,500,000	2,500,000	5,000,000
Mr. Christopher J. Kuehn	450,000	450,000	900,000
Mr. David S. Regnery	650,000	650,000	1,300,000
Ms. Marcia J. Avedon, Ph.D.	420,000	420,000	840,000
Mr. Paul A. Camuti	375,000	375,000	750,000
Ms. Susan K. Carter	N/A	N/A	N/A

Ms. Carter retired on April 1, 2020.

2018 – 2020 Performance Share Units Payout

As discussed above, PSUs for the three-year 2018 - 2020 performance period were earned based on the Company's CROIC and TSR performance relative to the companies in the S&P 500 Industrials Index.

- CROIC is measured as the average of the annual CROIC in each of the three years of the performance cycle. CROIC was 26.5% for the 2018 - 2020 period, which ranked at the 72nd percentile of the companies in the S&P 500 Industrials Index.
- TSR is measured as the total stock price appreciation plus dividends earned during the three years of the performance cycle. To account for stock price volatility, a 30-day average stock price at the beginning and ending periods is used. TSR was 101.73% for the 2018 - 2020 period, which ranked at the 95th percentile of the companies in the S&P 500 Industrials Index.

PSUs for the 2018 - 2020 performance cycle achieved 194.5% of target levels as summarized in the table below.

Performance Metric	Company Performance	Percentile Rank	Metric Payout	Weighting	Payout Level
Relative CROIC	26.5%	72nd	189%	50%	94.5%
Relative TSR	101.73%	95th	200%	50%	100%
				Total Award Payout Percentage:	194.5%

VI. Other Compensation and Tax Matters

Retirement Programs and Other Benefits

We maintain qualified and nonqualified defined benefit pension plans for our employees, including the NEOs, to provide for fixed benefits upon retirement based on the individual's age, compensation and number of years of service. These plans include the Pension Plan, the Supplemental Pension Plans and our supplemental executive retirement plans (the Elected Officer Supplemental Pension ("EOSP") or the Key Management Supplemental Pension ("KMP") programs). Refer to the Pension Benefits table and accompanying narrative for additional details on these programs.

We offer a qualified defined contribution (401(k)) plan called the Trane Technologies Employee Savings Plan (the "ESP") to our salaried and non-union hourly U.S. workforce, including the NEOs. The ESP is a plan that provides a dollar-for-dollar Company match on the first six percent of the employee's eligible compensation that the employee contributes to the ESP. The ESP has several investment options and is an important component of our U.S. retirement program.

We also have a nonqualified defined contribution plan. The Trane Technologies Supplemental Employee Savings Plan (the "Supplemental ESP") is an unfunded plan that makes up employer contributions that cannot be made to the ESP due to the Internal Revenue Code limitation on the amount of compensation taken into account under the ESP or due to a deferral election under another non-qualified plan. Supplemental ESP balances are deemed to be invested in the funds selected by the NEOs, which are the same funds available in the ESP, except for a self-directed brokerage account, which is not available in the Supplemental ESP.

In June 2012, our Board of Directors approved significant changes to our broad-based, qualified retirement programs with the intent to move employees from a combined defined benefit/defined contribution approach to a fully defined contribution plan approach over time. Employees active prior to July 1, 2012 were given a choice between continuing to participate in the defined benefit plan until December 31, 2022, or moving to an enhanced version of the ESP effective January 1, 2013. Employees hired or rehired on or after July 1, 2012 were automatically covered under the enhanced version of the ESP. Under the enhanced version of the ESP, employees will receive a basic employer contribution equal to two percent of eligible compensation in addition to the Company's matching contribution while ceasing to accrue benefits under the defined benefit plan. Effective as of December 31, 2022, accruals in the tax-qualified defined benefit plan will cease for all employees. The Committee approved corresponding changes to the applicable nonqualified defined benefit and contribution pension plans. Additional details on the changes can be found in the narrative accompanying the Pension Benefits table.

Our Trane Technologies Executive Deferred Compensation Plan (the "EDCP I") and the Trane Technologies Executive Deferred Compensation Plan II (the "EDCP II" and, together with the EDCP I, the "EDCP") allow eligible employees to defer receipt of a part of their annual salary, AIM award and/or PSP award in exchange for deemed investments in our ordinary shares or in the same funds available in the ESP, except for a self-directed brokerage account. Refer to the Nonqualified Deferred Compensation table for additional details on the EDCP.

We provide an enhanced, long-term disability plan to certain executives. The plan supplements the broad-based group plan and provides an additional monthly maximum benefit if the executive elects to purchase supplemental coverage under the group plan. It has an underlying individual policy that is portable when the executive terminates.

In light of the enactment of Section 409A of the Code as part of the American Jobs Creation Act of 2004, "mirror plans" for several of our nonqualified plans, including the Trane Technologies Supplemental Pension Plan (the "Supplemental Pension Plan I") and the EDCP I, were created. The mirror plans are the Trane Technologies Supplemental Pension Plan II ("Supplemental Pension Plan II" and, together with the Supplemental Pension Plan I, the "Supplemental Pension Plans") and the EDCP II. The purpose of these mirror plans is not to provide additional benefits to participants, but merely to preserve the tax treatment of the plans that were in place prior to December 31, 2004. In the case of the Supplemental Pension Plans, the mirror plan benefits are calculated by subtracting the original benefit value to avoid double-counting the benefit. For the EDCP plans, balances accrued through December 31, 2004 are maintained separately from balances accrued after that date.

We provide our NEOs with other benefits that we believe are consistent with prevailing market practice and those of our peer companies. These other benefits and their incremental cost to the Company are reported in "All Other Compensation" shown in the Summary Compensation Table.

 

Severance Arrangements

In connection with external recruiting of certain officers, we generally enter into employment arrangements that provide for severance payments upon certain termination events, other than in the event of a change in control (which is covered by separate agreements with the officers). Mr. Lamach and Ms. Avedon have such arrangements in their employment agreements. In 2019 we amended our Major Restructuring Severance Plan, originally adopted in 2012, to provide certain employees, including our NEOs, with certain benefits in the event of a termination of employment without cause or for good reason under a Major Restructuring (as defined in the Post-Employment Section below). Although we do not have a formal severance policy for our executives (other than in the event of a Major Restructuring), we do have guidelines that in most cases would provide for severance in the event of termination without cause. The severance payable under employment agreements for Mr. Lamach and Ms. Avedon and the benefits available in connection with a Major Restructuring and under the severance guidelines are further described in the Post-Employment Benefits section of the proxy statement.

Change-in-Control Provisions

We have entered into change-in-control agreements with our NEOs. Payments are subject to a "double trigger", meaning that payments would be received only if an officer is terminated without cause or resigns for "good reason" within two years following a change in control. We provide change-in-control agreements to our NEOs to focus them on the best interests of shareholders and assure continuity of management in circumstances that reduce or eliminate job security and might otherwise lead to accelerated departures. Under the 2018 Incentive Stock Plan, time-based awards will only vest and become exercisable or payable, as applicable, on a change in control if they are not assumed, substituted or otherwise replaced in connection with the change in control. If the awards are assumed or continued after the change in control, the Committee may provide that such awards will be subject to automatic vesting acceleration upon a participant's involuntary termination within a designated period following the change in control. Further, under the 2018 Incentive Stock Plan, PSUs will automatically vest upon a change in control of our Company, based on (a) the target level, prorated to reflect the period the participant was in service during the performance period or (b) the actual performance level attained, in each case, as determined by the Committee. Our 2013 Incentive Stock Plan provides for the accelerated vesting of outstanding time-based awards in the event of a change in control of the Company only for awards issued through June 7, 2018. Outstanding PSUs would be prorated based on the target for the actual days worked during the applicable performance period. Refer to the Post-Employment Benefits section of this proxy statement for a more detailed description of the change-in-control provisions.

Tax and Accounting Considerations

Although we consider the tax and accounting consequences of our compensation programs, the forms of compensation we utilize are determined primarily by their effectiveness in creating maximum alignment with our key strategic objectives and the interests of our shareholders.

Timing of Awards

The Committee generally grants our regular annual equity awards after the annual earnings release. The grant date is never selected or changed to increase the value of equity awards for executives. In 2020, the grants were delayed until after the close of the RMT transaction to allow for awards to be granted as stock of Trane Technologies.

Claw-Back/Recoupment Policy

To further align the interests of our employees and our shareholders, we have a claw-back/recoupment policy to ensure that any fraud or intentional misconduct leading to a restatement of our financial statements would be properly addressed. The policy provides that if it is found that an employee committed fraud or engaged in intentional misconduct that resulted, directly or indirectly, in a need to restate our financial statements, then our Committee has the discretion to direct the Company to recover all or a portion of any cash or equity incentive compensation paid or value realized, and/or to cancel any stock-based awards or AIM award granted to an employee on or after February 2, 2010, the effective date of the policy. Our Committee may also request that the Company seek to recover any gains realized on or after the effective date of the policy for equity or cash awards made prior to that date (including AIM, stock options, PSUs and RSUs). Application of the claw-back/recoupment policy is subject to a determination by our Committee that: (i) the cash incentive or equity compensation to be recouped was calculated on, or its realized value affected by, the financial results that were subsequently restated; (ii) the cash incentive or equity award would have been less valuable than what was actually awarded or paid based on the application of the correct financial results; and (iii) the employee to whom the policy applied engaged in fraud or intentional misconduct. This policy will be revised if required under the Dodd-Frank Act if and when final regulations implementing the claw-back policy requirements of that law have been adopted.

Share-Ownership Requirements

We impose share ownership requirements on each of our officers. These share ownership requirements are designed to emphasize share ownership by our officers and to further align their interests with our shareholders. Each officer must achieve and maintain ownership of ordinary shares or ordinary share equivalents at or above a prescribed level. Given significant share price growth since 2017 when share ownership requirements were last assessed, a market benchmark review of share ownership requirement trends and practices was performed in 2020 to ensure that our guidelines were competitively positioned. Based on this review, the Committee updated share ownership requirements effective in 2021.

The requirements are as follows:

Position	2020 Individual Ownership Requirement (Shares and Equivalents)	2021 Individual Ownership Requirement (Shares and Equivalents)
Chairman and Chief Executive Officer	120,000	75,000
President and Chief Operating Officer	50,000	30,000
Chief Financial Officer, Executive Vice Presidents and Senior Vice Presidents	30,000	20,000
Strategic Business Unit Presidents and Chief Accounting Officer	15,000	10,000

Based on the closing price on the record date of $166.58, these share ownership requirements equate to the following as a multiple of average base salary:

Position	2020 Guideline Average Multiple of Base Salary	2021 Guideline Average Multiple of Base Salary
Chairman and Chief Executive Officer	14x	9x
President & Chief Operating Officer	9x	6x
Chief Financial Officer, Executive Vice Presidents and Senior Vice Presidents	8x	6x
Strategic Business Unit Presidents and Chief Accounting Officer	5x	3x

These ownership requirements have been met by all the NEOs who continue to be employed by the Company as of the record date. Our CEO owns shares valued at over 41 times base salary, our President & COO owns shares valued at over 12 times base salary and our CFO, EVPs and SVPs own shares valued at over 14 times their individual base salary, on average.

Our share-ownership program requires the accumulation of ordinary shares (or ordinary share equivalents) over a five-year period following the date the person becomes subject to share-ownership requirements at the rate of 20% of the required level each year. Executives who are promoted and have their ownership requirement increased have five years to achieve the new level from the date of promotion. Ownership credit is given for actual ordinary shares owned, deferred compensation that is invested in ordinary shares within our EDCP Plan, ordinary share equivalents accumulated in our qualified and nonqualified employee savings plans as well as unvested RSUs. Stock options and unvested PSUs do not count toward meeting the share-ownership target. If executives fall behind their scheduled accumulation level during their applicable accumulation period, or if they fail to maintain their required level of ownership after their applicable accumulation period, their right to exercise stock options will be limited to "buy and hold" transactions and any shares received upon the vesting of RSU and PSU awards must be held until the required ownership level is achieved.

Compensation Committee Report

We have reviewed and discussed with management the Compensation Discussion and Analysis contained in this Proxy Statement. Based on our review and discussion, we recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement as well as the Company's Annual Report on Form 10-K for the year ended December 31, 2020.

COMPENSATION COMMITTEE

Tony L. White (Chair)   Gary D. Forsee
Kirk E. Arnold   Linda P. Hudson
Jared L. Cohon

Executive Compensation

The following table provides summary information concerning compensation paid by the Company or accrued on behalf of our NEOs for services rendered during the years ended December 31, 2020, 2019 and 2018.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)[a]	Bonus ($)[b]	Stock Awards ($)[c]	Option Awards ($)[d]	Non-Equity Incentive Plan Compensation ($)[e]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[f]	All Other Compensation ($)[g]	Total ($)
M. W. Lamach Chairman and Chief Executive Officer	2020	1,410,000	500,000	9,262,869	2,500,012	2,397,000	11,591,666	445,939	28,107,486
	2019	1,390,000	—	7,957,970	2,540,028	2,775,000	8,960,127	594,003	24,217,128
	2018	1,350,000	—	8,181,039	2,592,247	2,900,000	—	562,199	15,585,485
C. J. Kuehn Senior Vice President and Chief Financial Officer	2020	642,742	150,000	1,667,489	450,012	680,000	445,140	88,607	4,123,990
D. S. Regnery President and Chief Operating Officer	2020	850,000	150,000	2,408,938	650,009	850,000	3,735,597	119,679	8,764,223
	2019	761,250	—	1,887,911	642,630	856,177	2,693,861	159,876	7,001,705
	2018	730,000	—	1,678,263	531,745	971,398	—	106,602	4,018,008
M. J. Avedon Executive Vice President, Chief Human Resources, Marketing and Communications Officer	2020	691,250	200,000	1,556,448	420,004	603,500	2,547,784	100,288	6,119,274
	2019	671,250	—	1,337,076	426,735	712,034	1,785,641	125,019	5,057,755
	2018	643,750	—	1,409,821	446,663	736,527	216,578	102,458	3,555,797
P. A. Camuti Executive Vice President and Chief Technology and Strategy Officer	2020	575,000	150,000	1,389,663	375,008	501,500	814,644	77,655	3,883,470
	2019	557,500	—	955,008	304,818	521,625	609,446	103,530	3,051,927
S. K. Carter Former Senior Vice President and Chief Financial Officer	2020	196,686	200,000	298	—	194,809	628,837	159,471	1,380,101
	2019	761,250	—	2,132,808	680,732	948,963	760,722	186,901	5,471,376
	2018	735,000	—	2,248,810	712,536	939,504	261,347	179,074	5,076,271

[a] Pursuant to the EDCP II, a portion of a participant's annual salary may be deferred into a number of investment options. In 2020, no NEOs elected to defer salary into the EDCP II.

[b] Completion recognition bonuses were awarded in March 2020 to recognize individuals whose contributions were critical to the successful completion of the RMT transaction.

[c] The amounts in this column reflect the aggregate grant date fair value of PSU awards and any RSU awards granted for the year under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718 and do not reflect amounts paid to or realized by the NEOs. For a discussion of the assumptions made in determining the ASC 718 values see Note 15, "Share-Based Compensation," to the Company's consolidated financial statements contained in its 2020 Form 10-K. The ASC grant date fair value of the PSU award is spread over the number of months of service required for the grant to become non-forfeitable, disregarding any adjustments for potential forfeitures. In determining the aggregate grant date fair value of the PSU awards, the awards are valued assuming target level performance achievement. The table below includes the maximum grant date value of the 2020-2022 PSU awards for the persons listed. If the maximum level performance achievement is assumed, the aggregate grant date fair value of the PSU awards would be as follows:

Name	Maximum Grant Date Value of PSU Awards ($)
M. W. Lamach	13,525,057
C. J. Kuehn	2,434,584
D. S. Regnery	3,516,748
M. J. Avedon	2,272,260
P. A. Camuti	2,028,773
S. K. Carter	N/A

Amounts in this column also include the incremental fair value of certain modifications made to outstanding stock awards in connection with the RMT transaction.

 

(d) The amounts in this column reflect the aggregate grant date fair value of stock option grants for financial reporting purposes for the year under ASC 718 and do not reflect amounts paid to or realized by the NEOs. For a discussion of the assumptions made in determining the ASC 718 values see Note 15, "Share-Based Compensation," to the Company's consolidated financial statements contained in its 2020 Form 10-K. Please see "2020 Grants of Plan-Based Awards" and "Outstanding Equity Awards at December 31, 2020" for additional detail. Amounts in this column also include the incremental fair value of certain modifications made to outstanding stock awards in connection with the RMT transaction.

(e) This column reflects the amounts earned as annual awards under the AIM program. Unless deferred into the EDCP II, AIM program payments are made in cash. In 2020, Mr. Kuehn and Mr. Regnery elected to defer a percentage (15% and 60% respectively) of their AIM awards into the EDCP II. Amounts shown in this column are not reduced to reflect deferrals of AIM awards into the EDCP II.

(f) Amounts reported in this column reflect the aggregate increase in the actuarial present value of the benefits under the qualified Trane Technologies Pension Plan Number One (the "Pension Plan"), Supplemental Pension Plans, the KMP and EOSP, as applicable. The change in pension benefits value is attributable to the additional year of service and age, the annual AIM award and any annual salary increase.

Other external factors, outside the influence of the plan design, also impact the values shown in this column. Examples of these factors include changes to mortality tables as well as interest and discount rates. For all the NEOs, the amounts in this column for 2020 were impacted by decreasing lump sum interest rates (down from 2.25% to 1.00%) and discount rates (down from 2.96% to 2.08%) which cause the value of the lump sum distribution under the EOSP and the KMP to increase. For Mr. Lamach, the majority of the change in the pension value is due to these required actuarial valuation changes.

There was no above market interest earned by the NEOs in any year.

(g) The following table summarizes the components of this column for fiscal year 2020:

Name	Company Contributions ($)[1]	Company Cost For Life Insurance ($)	Company Cost For Long Term Disability ($)	Retiree Medical Plan ($)[2]	Tax Assistance ($)[3]	Other Benefits ($)[4]	Total ($)
M. W. Lamach	251,100	6,966	1,285	—	119,747	66,841	445,939
C. J. Kuehn	82,718	828	1,496	—	—	3,565	88,607
D. S. Regnery	102,371	3,689	1,456	600	—	11,563	119,679
M. J. Avedon	84,197	3,225	1,824	—	—	11,042	100,288
P. A. Camuti	65,798	2,632	1,911	—	—	7,314	77,655
S. K. Carter	91,652	1,888	566	—	—	65,365	159,471

(1) Represents Company contributions under the Company's ESP and Supplemental ESP plans.

(2) For Mr. Regnery, represents the estimated year-over-year increase in the value of the retiree medical plan, calculated based on the methods used for financial statement reporting purposes. Mr. Regnery is the only NEO eligible for the subsidized retiree medical plan upon retirement.

(3) The amount for Mr. Lamach represents tax equalization payments related to Irish taxes owed on $335,000, which is the portion of his income that is allocated to his role as a director of the Company. Without these payments, Mr. Lamach would be subject to double taxation on this amount since he is already paying U.S. taxes on this income.

(4) For Mr. Lamach, this amount includes the incremental cost to the Company of personal use of the Company aircraft (whether leased or owned) by the CEO. For security and safety reasons and to maximize his availability for Company business, the Board of Directors requires the CEO to travel on Company-provided aircraft for business and personal purposes, unless commercial travel is deemed a minimal security risk by the Company. The incremental cost to the Company of personal use of the aircraft is calculated: (i) by taking the hourly average variable operating costs to the Company (including fuel, maintenance, on board catering and landing fees) multiplied by the amount of time flown for personal use in the case of leased aircraft; and (ii) by multiplying the flight time by a variable fuel charge and the average fuel price per gallon and adding any ground costs such as landing and parking fees as well as crew charges for travel expenses in the case of the Company owned aircraft. Both methodologies exclude fixed costs that do not change based on usage, such as pilots' and other employees' salaries, management fees and training, hangar and insurance expenses. We impose an annual limit of $150,000 on the CEO's non-business use of Company-provided aircraft. For 2020, the amount for Mr. Lamach was $58,453 for personal use of Company-provided aircraft. Under the Company's aircraft use policy, the Compensation Committee has determined that business use includes travel that is related to the Company's business or benefits the Company, such as travel to meetings of other boards on which the CEO sits. In 2020, Mr. Lamach did not incur any charges for such business-related travel.

These amounts also include: (i) the following incremental cost of financial counseling services, which may include tax preparation and estate planning services: Mr. Lamach, $8,340; Mr. Kuehn, $750; Ms. Carter $5,750; Mr. Regnery, $9,000; Ms. Avedon, $8,340; and Mr. Camuti $4,775; (ii) the following costs for medical services provided through an on-site physician under the Executive Health Program: Mr. Lamach, $48; Mr. Kuehn, $2,315; Ms. Carter, $0; Mr. Regnery, $2,463; Ms. Avedon $2,602 and Mr. Camuti, $2,439; (iii) a payment made to Ms. Carter in the amount of $59,615 for unused vacation at the time of her retirement, and (iv) product rebates and company-branded items that do not exceed $500 in value.

2020 Grants of Plan-Based Awards

The following table shows all plan-based awards granted to the NEOs during fiscal 2020. In March 2020, we adjusted the numbers of our outstanding stock option, RSU and PSU awards to preserve the intrinsic value of the awards in connection with the RMT transaction as described in the footnotes to the table. This table is supplemental to the Summary Compensation Table and is intended to complement the disclosure of equity awards and grants made under non-equity incentive plans in the Summary Compensation Table. Share information reflects the number of shares granted on a post-RMT transaction basis. For additional information regarding outstanding awards and the impact of modifications made in connection with the RMT transaction, please see the "Outstanding Equity Awards at December 31, 2020" table.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)[c]	All Other Option Awards: Number of Securities Underlying Options (#)[c]	Exercise or Base Price of Option Awards ($/Sh)[d]	Grant Date Fair Value of Stock and Option Awards ($)[e][f]
		Threshold ($)[a]	Target ($)[a]	Maximum ($)[a]	Threshold (#)[b]	Target (#)[b]	Maximum (#)[b]				
M. W. Lamach											
2020 Awards											
AIM	2/4/2020	719,100	2,397,000	4,794,000	—	—	—	—	—	—	—
PSUs (2020-2022)	3/9/2020	—	—	—	11,874	47,493	94,986	—	—	—	6,762,528
Options	3/9/2020	—	—	—	—	—	—	—	149,791	105.28	2,500,012
RSUs	3/9/2020	—	—	—	—	—	—	23,747	—	—	2,500,084
Awards prior to 2020											
PSUs (2018-2020)	2/6/2018	—	—	—	17,357	69,427	138,854	—	—	—	88
PSUs (2019-2021)	2/5/2019	—	—	—	15,830	63,320	126,640	—	—	—	85
RSUs	2/6/2018	—	—	—	—	—	—	11,572	—	—	73
RSUs	2/5/2019	—	—	—	—	—	—	21,107	—	—	11
C. J. Kuehn											
2020 Awards											
AIM	2/4/2020	204,000	680,000	1,360,000	—	—	—	—	—	—	—
PSUs (2020-2022)	3/9/2020	—	—	—	2,138	8,549	17,098	—	—	—	1,217,292
Options	3/9/2020	—	—	—	—	—	—	—	26,963	105.28	450,012
RSUs	3/9/2020	—	—	—	—	—	—	4,275	—	—	450,072
Awards prior to 2020											
PSUs (2018-2020)	2/6/2018	—	—	—	980	3,918	7,836	—	—	—	26
PSUs (2019-2021)	2/5/2019	—	—	—	1,030	4,117	8,234	—	—	—	63
RSUs	2/6/2018	—	—	—	—	—	—	653	—	—	10
RSUs	2/5/2019	—	—	—	—	—	—	1,510	—	—	26
D. S. Regnery											
2020 Awards											
AIM	2/4/2020	255,000	850,000	1,700,000	—	—	—	—	—	—	—
PSUs (2020-2022)	3/9/2020	—	—	—	3,088	12,349	24,698	—	—	—	1,758,374
Options	3/9/2020	—	—	—	—	—	—	—	38,946	105.28	650,009
RSUs	3/9/2020	—	—	—	—	—	—	6,175	—	—	650,104
Awards prior to 2020											
PSUs (2018-2020)	10/3/2017	—	—	—	3,572	14,287	28,574	—	—	—	94
PSUs (2018-2020)	2/6/2018	—	—	—	3,561	14,242	28,484	—	—	—	99
PSUs (2019-2021)	2/5/2019	—	—	—	3,641	14,564	29,128	—	—	—	88
RSUs	10/3/2017	—	—	—	—	—	—	14,287	—	—	25
RSUs	2/6/2018	—	—	—	—	—	—	2,375	—	—	72
RSUs	2/5/2019	—	—	—	—	—	—	5,342	—	—	83

Name	Grant Date	Estimated Future Payouts Under Non-Equity Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)[c]	All Other Option Awards: Number of Securities Underlying Options (#)[c]	Exercise or Base Price of Option Awards ($/Sh)[d]	Grant Date Fair Value of Stock and Option Awards ($)[e][f]
		Threshold ($)[a]	Target ($)[a]	Maximum ($)[a]	Threshold (#)[b]	Target (#)[b]	Maximum (#)[b]				
M. J. Avedon											
2020 Awards											
AIM	2/4/2020	181,050	603,500	1,207,000	—	—	—	—	—	—	—
PSUs (2020-2022)	3/9/2020	—	—	—	1,995	7,979	15,958	—	—	—	1,136,130
Options	3/9/2020	—	—	—	—	—	—	—	25,165	105.28	420,004
RSUs	3/9/2020	—	—	—	—	—	—	3,990	—	—	420,067
Awards prior to 2020											
PSUs (2018-2020)	2/6/2018	—	—	—	2,991	11,964	23,928	—	—	—	104
PSUs (2019-2021)	2/5/2019	—	—	—	2,660	10,639	21,278	—	—	—	75
RSUs	2/6/2018	—	—	—	—	—	—	1,995	—	—	40
RSUs	2/5/2019	—	—	—	—	—	—	3,547	—	—	33
P. A. Camuti											
2020 Awards											
AIM	2/4/2020	150,450	501,500	1,003,000	—	—	—	—	—	—	—
PSUs (2020-2022)	3/9/2020	—	—	—	1,781	7,124	14,248	—	—	—	1,014,386
Options	3/9/2020	—	—	—	—	—	—	—	22,469	105.28	375,008
RSUs	3/9/2020	—	—	—	—	—	—	3,562	—	—	375,007
Awards prior to 2020											
PSUs (2018-2020)	2/6/2018	—	—	—	1,923	7,692	15,384	—	—	—	63
PSUs (2019-2021)	2/5/2019	—	—	—	1,900	7,599	15,198	—	—	—	110
RSUs	2/6/2018	—	—	—	—	—	—	1,283	—	—	30
RSUs	2/5/2019	—	—	—	—	—	—	2,534	—	—	66
S. K. Carter											
AIM	2/4/2020	58,443	194,809	389,618	—	—	—	—	—	—	—
Awards prior to 2020											
PSUs (2018-2020)	2/6/2018	—	—	—	4,772	19,085	38,170	—	—	—	86
PSUs (2019-2021)	2/5/2019	—	—	—	4,243	16,971	33,942	—	—	—	94
RSUs	2/6/2018	—	—	—	—	—	—	3,182	—	—	90
RSUs	2/5/2019	—	—	—	—	—	—	5,657	—	—	28

[a] The target award levels established for the AIM program are established annually in February and are expressed as a percentage of the NEO's base salary. Refer to Compensation Discussion and Analysis under the heading "Annual Incentive Matrix Program" for a description of the Compensation Committee's process for establishing AIM program target award levels. The amounts reflected in the "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" columns represent the threshold, target and maximum amounts for awards under the AIM program that were paid in February 2021, based on performance in 2020. Thus, the amounts shown in the "threshold," "target" and "maximum" columns reflect the range of potential payouts when the target award levels were established in February 2020 for all NEOs. The AIM program pays $0 for performance below threshold. Ms. Carter retired on April 1, 2020 and therefore the 2020 AIM amounts reflect prorated levels. The actual amounts paid pursuant to those awards are reflected in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table.

[b] The amounts reflected in the "Estimated Future Payouts Under Equity Incentive Plan Awards" columns represent the threshold, target and maximum amounts for PSU awards. The PSP pays $0 for performance below threshold. For a description of the Compensation Committee's process for establishing PSP target award levels and the terms of PSU awards, please refer to Compensation Discussion and Analysis under the heading "Long-Term Incentive Program" and the "Post-Employment Benefits" section below. There were no equity-based awards to Ms. Carter in 2020 due to her impending retirement.

[c] The amounts in these columns reflect the stock option and RSU awards. For a description of the Compensation Committee's process for determining stock option and RSU awards and the terms of such awards, see Compensation Discussion and Analysis under the heading "Long-Term Incentive Program" and the "Post-Employment Benefits" section below. There were no new equity-based awards to Ms. Carter in 2020 due to her impending retirement.

[d] Stock options were granted under the Company's Incentive Stock Plan of 2018 (the "2018 Plan"), which requires options to be granted at an exercise price equal to or greater than the fair market value of the Company's ordinary shares on the date of grant. The fair market value is defined in the 2018 Plan as the closing price of the Company's ordinary shares listed on the NYSE on the grant date. The closing price on the NYSE of the Company's ordinary shares was $105.28 on the March 2020 grant date.

(e) Amounts in this column include the grant date fair value of the equity awards, as well as the incremental fair value for awards that were modified during fiscal 2020 (see footnote (f)), calculated in accordance with ASC 718. The Company cautions that the actual amount ultimately realized by each NEO from the stock option awards will likely vary based on a number of factors, including stock price fluctuations, differences from the valuation assumptions used and timing of exercise or applicable vesting. For a description of the assumptions made in valuing the equity awards see Note 15, "Share-Based Compensation" to the Company's consolidated financial statements contained in its 2020 Form 10-K. For PSUs, the grant date fair value has been determined based on achievement of target level performance, which is the performance threshold the Company believes is the most likely to be achieved under the grants.

(f) In connection with the RMT transaction, certain adjustments were made to outstanding equity awards held by our employees, including the NEOs as described in the narrative disclosure preceding the "Outstanding Equity Awards at December 31, 2020" table. The adjustments were designed to preserve the intrinsic value of each form of equity award. Although these adjustments were intended to preserve the intrinsic value of each type of award, in some cases, they constituted a modification under ASC Topic 718, which requires a comparison of fair values immediately before and after the RMT transaction. In certain instances, the fair value of the equity awards calculated in accordance with ASC 718 immediately after the RMT transaction was higher. As a result, the adjustment resulted in incremental compensation costs for these awards which are reported in this column.

Outstanding Equity Awards at December 31, 2020

In connection with the RMT transaction, certain adjustments were made to outstanding equity awards held by our employees, including the NEOs, as described below:

- Vested stock options - Outstanding stock options that were vested and exercisable at the time of the RMT transaction were converted into vested and exercisable stock options of the Company. The number of underlying shares and exercise price for each award was adjusted to preserve the overall intrinsic value of the awards immediately prior to the RMT transaction.

- Unvested stock options - Unvested stock options held at the time of the RMT transaction were converted into unvested stock options of the participants' employer following the separation. The number of underlying shares and exercise price for each award was adjusted to preserve the overall intrinsic value of the awards immediately prior to the RMT transaction.

- Restricted stock units - Outstanding RSUs held at the time of the RMT transaction were converted into RSUs of the participants' employer company following the separation. The number of underlying shares was adjusted to preserve the overall intrinsic value of the awards immediately prior to the RMT transaction.

- Performance share units - Active and outstanding PSU awards held at the time of the RMT transaction were converted into active and outstanding PSUs of the Company. Post-transaction, the Company's employees will continue to participate in the plan at target levels with payout based on actual performance at the end of the respective three-year performance period for each award. The number of underlying shares was adjusted to preserve the overall intrinsic value of the awards immediately prior to the RMT transaction.

Name	Grant Date	Option Awards[a]				Stock Awards[a]			
		Number of Securities Underlying Unexercised Options (#) Exercisable[b]	Number of Securities Underlying Unexercised Options (#) Unexercisable[b]	Option Exercise Price ($)	Option Expiration Date[c]	Number of Shares or Units of Stock That Have Not Vested (#)[d]	Market Value of Shares or Units of Stock That Have Not Vested ($)[e]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[f]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[e]
M. W. Lamach	2/6/2018	142,280	71,140	70.22	2/5/2028	11,572	1,679,792	69,427	10,078,023
	2/5/2019	63,361	126,726	78.97	2/4/2029	21,107	3,063,892	63,320	9,191,531
	3/9/2020	—	149,791	105.28	3/8/2030	23,747	3,447,115	47,493	6,894,084
C. J. Kuehn	2/6/2018	8,025	4,013	70.22	2/5/2028	653	94,789	3,918	568,737
	2/5/2019	4,530	9,061	78.97	2/4/2029	1,510	219,192	4,117	597,624
	3/9/2020	—	26,963	105.28	3/8/2030	4,275	620,559	8,549	1,240,973
D. S. Regnery	2/25/2014	14,651	—	46.64	2/24/2024	—	—	—	—
	2/3/2015	17,585	—	52.28	2/2/2025	—	—	—	—
	2/10/2016	29,450	—	38.99	2/9/2026	—	—	—	—
	2/7/2017	22,497	—	62.53	2/6/2027	—	—	—	—
	10/3/2017	—	—	—	—	—	—	14,287	2,073,901
	2/6/2018	29,185	14,593	70.22	2/5/2028	2,375	344,755	14,242	2,067,369
	2/5/2019	16,029	32,062	78.97	2/4/2029	5,342	775,445	14,564	2,114,110
	3/9/2020	—	38,946	105.28	3/8/2030	6,175	896,363	12,349	1,792,581
M. J. Avedon	2/7/2017	20,781	—	62.53	2/6/2027	—	—	—	—
	2/6/2018	24,515	12,258	70.22	2/5/2028	1,995	289,594	11,964	1,736,694
	2/5/2019	10,645	21,290	78.97	2/4/2029	3,547	514,883	10,639	1,544,357
	3/9/2020	—	25,165	105.28	3/8/2030	3,990	579,188	7,979	1,158,232
P. A. Camuti	2/7/2017	23,687	—	62.53	2/6/2027	—	—	—	—
	2/6/2018	15,760	7,880	70.22	2/5/2028	1,283	186,240	7,692	1,116,571
	2/5/2019	7,603	15,207	78.97	2/4/2029	2,534	367,835	7,599	1,103,071
	3/9/2020	—	22,469	105.28	3/8/2030	3,562	517,060	7,124	1,034,120
S. K. Carter	2/25/2014	19,420	—	46.64	2/24/2024	—	—	—	—
	2/3/2015	42,860	—	52.28	2/2/2025	—	—	—	—
	2/7/2017	57,851	—	62.53	4/1/2025	—	—	—	—
	2/6/2018	39,108	19,554	70.22	4/1/2025	3,182	461,899	14,314	2,077,820
	2/5/2019	16,980	33,963	78.97	4/1/2025	5,657	821,170	7,077	1,027,297

(a) In March 2020, we adjusted the numbers of our outstanding stock option, RSU and PSU awards to preserve the intrinsic value of the awards in connection with the RMT transaction.

(b) These columns represent stock option awards. These awards generally become exercisable in three equal annual installments beginning on the first anniversary after the date of grant, subject to continued employment or retirement.

(c) All options granted to the NEOs expire on the tenth anniversary (less one day) of the grant date.

(d) This column represents unvested RSUs. RSUs generally become vested in three equal annual installments beginning on the first anniversary after the date of grant, subject to continued employment or retirement.

(e) The market value was computed based on $145.16, the closing market price of the Company's ordinary shares on the NYSE at December 31, 2020.

(f) This column represents the target number of unvested and unearned PSUs. PSUs vest upon the completion of a three-year performance period. The actual number of shares an NEO will receive, if any, is subject to achievement of the performance goals as certified by the Compensation Committee, and continued employment.

2020 Option Exercises and Stock Vested

The following table provides information regarding the amounts received by each NEO upon exercise of stock options, the vesting of RSUs or the vesting of PSUs during the fiscal year ended December 31, 2020:

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[a]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
M. W. Lamach[b]	232,115	19,098,190	140,434	20,285,289
C. J. Kuehn[c]	11,718	782,838	11,490	1,601,187
D. S. Regnery[d]	14,167	1,223,156	26,160	3,456,699
M. J. Avedon[b]	39,549	2,932,124	22,459	3,243,590
P. A. Camuti[b]	15,815	1,245,748	14,558	2,102,255
S. K. Carter[b]	—	—	35,388	5,110,659

(a) This column reflects the aggregate dollar amount realized by the NEO upon the exercise of the stock options by determining the difference between the market price of the Company's ordinary shares at exercise and the exercise price of the stock options.

(b) Reflects the value of the RSUs that vested on February 5, 2020, February 6, 2020, and February 7, 2020 and PSUs that vested on February 18, 2020, based on the fair market value of the Company's ordinary shares on the vesting date as determined in accordance with the relevant plan.

(c) Reflects the value of the RSUs that vested on January 3, 2020, February 5, 2020, February 6, 2020 and February 7, 2020 and PSUs that vested on February 18, 2020, based on the fair market value of the Company's ordinary shares on the vesting date.

(d) Reflects the value of the RSUs that vested on February 5, 2020, February 6, 2020, February 7, 2020 and October 3, 2020 and PSUs that vested on February 18, 2020, based on the fair market of the Company's ordinary shares on the vesting date.

2020 Pension Benefits

The NEOs participate in one or more, but not in all, of the following defined benefit plans:

- the Pension Plan;
- the Supplemental Pension Plans; and
- the EOSP or the KMP.

The Pension Plan is a funded, tax qualified, non-contributory (for all but a small subset of participants) defined benefit plan that covers the majority of the Company's salaried and non-union hourly U.S. employees who were hired or re-hired prior to June 30, 2012. The Pension Plan provides for normal retirement at age 65. The formula to determine the lump sum benefit under the Pension Plan is: 5% of final average pay (the five consecutive years with the highest compensation out of the last ten years of eligible compensation) multiplied by years of credited service (as defined in the Pension Plan). A choice for distribution between an annuity and a lump sum option is available. The Pension Plan was closed to new participants after June 30, 2012 and no further benefits will accrue to any Pension Plan participant for service performed after December 31, 2022. In addition, any employee who was a Pension Plan participant on June 30, 2012 was provided the option to waive participation in the Pension Plan effective January 1, 2013, and, in lieu of participation in the Pension Plan, receive an annual non-elective employer contribution equal to 2% of eligible compensation in the ESP.

The Supplemental Pension Plans are unfunded, nonqualified, non-contributory defined benefit restoration plans. The Supplemental Pension Plans restore what is lost in the Pension Plan due to limitations under the Internal Revenue Code (the "Code") on the annual compensation and benefits recognized when calculating benefits under the qualified Pension Plan. The Supplemental Pension Plans cover all employees of the Company who participate in the Pension Plan and who are impacted by the Code compensation and benefits limits. A participant must meet the vesting requirements of the qualified Pension Plan to vest in benefits under the Supplemental Pension Plans. Benefits under the Supplemental Pension Plans are available only as a lump sum distribution after termination and paid in accordance with Section 409A of the Code. As a result of the 2012 changes to the Pension Plan, the Supplemental Pension Plans were closed to employees hired on or after June 30, 2012, and no further benefits will accrue to any Supplemental Plan participant for service performed after December 31, 2022.

The EOSP, which was closed to new participants effective April 2011, is an unfunded, nonqualified, non-contributory defined benefit plan designed to replace a percentage of an officer's final average pay based on his or her age and years of service at the time of retirement. Final average pay is defined as the sum of the officer's current annual base salary plus the average of his or her three highest AIM awards during the most recent six years. No other elements of compensation (other than base salary and AIM awards) are included in final average pay. The EOSP provides a benefit pursuant to a formula in which 1.9% of an officer's final average pay is multiplied by the officer's years of service (up to a maximum of 35 years) and then reduced by the value of other retirement benefits the officer will receive from the Company under certain qualified and nonqualified retirement plans as well as Social Security. If additional years of service were granted to an officer as part of his or her employment agreement, those additional years of service are reflected in the Pension Benefits table below. Vesting occurs, while the officer is employed by the Company, at the earlier of the attainment of age 55 and the completion of 5 years of service or age 62. Unreduced benefits under the EOSP are available at age 62 and benefits are only available as a lump sum after termination and paid in accordance with Section 409A of the Code. Mr. Lamach and Ms. Avedon participate in the EOSP.

The KMP is an unfunded, nonqualified, non-contributory defined benefit plan available to certain key management employees on a highly selective basis. The KMP is designed to replace a percentage of a key employee's final average pay based on his or her age and years of service at the time of retirement. Final average pay is defined as the sum of the key employee's current annual base salary plus the average of the employee's three highest AIM awards during the most recent six years. No other elements of compensation (other than base salary and AIM awards) are included in final average pay. The KMP provides a benefit pursuant to a formula in which 1.7% of a key employee's final average pay is multiplied by years of service (up to a maximum of 30 years) and then reduced by the value of other retirement benefits the key employee will receive that are provided by the Company under certain qualified and nonqualified retirement plans as well as Social Security. Vesting occurs at the earlier of the attainment of age 55 and the completion of 5 years of service or age 65. For employees who begin participating on or after June 2015, there is a minimum 5 year service requirement from date of participation to date of retirement. Benefits are only available as a lump sum after termination and paid in accordance with Section 409A of the Code. Ms. Carter and Messrs. Kuehn, Regnery and Camuti participate in the KMP.

The table below represents the estimated present value of defined benefits for the plans in which each NEO participates.

Name	Plan Name	Number of Years Credited Service (#)[a]	Present Value of Accumulated Benefit ($)[b]
M. W. Lamach[c]	Pension Plan	16.92	311,630
	Supplemental Pension Plan II	16.92	5,026,534
	EOSP	34	45,514,828
C. J. Kuehn	KMP	5.58	1,029,726
S. K. Carter	KMP	6.67	2,879,968
D. S. Regnery[d]	Pension Plan	35.42	663,518
	Supplemental Pension Plan I	19.42	512,936
	Supplemental Pension Plan II	35.42	2,167,179
	KMP	30	9,825,791
M. J. Avedon[e]	Pension Plan	13.92	274,633
	Supplemental Pension Plan II	13.92	1,207,027
	EOSP	14	8,371,027
P. A. Camuti	Pension Plan	9.42	181,319
	Supplemental Pension Plan II	9.42	486,422
	KMP	9.42	2,112,371

(a) Under the EOSP or the KMP, for officers covered prior to May 19, 2009, a full year of service is credited for any year in which they work at least one day. In the Pension Plan, the Supplemental Pension Plans as well as the EOSP and the KMP for officers covered on or after May 19, 2009, the number of years of credited service is based on elapsed time (i.e., credit is given for each month in which a participant works at least one day). The years of credited service used for calculating benefits under all plans are the years of credited service through December 31, 2020. The years of crediting service used for calculating benefits under the Supplemental Pension Plan I are the years of crediting service through December 31, 2004 and the benefits earned under this plan serve as offsets to the benefits earned under the Supplemental Pension Plan II.

(b) The amounts in this column reflect the estimated present value of each NEO's accumulated benefit under the plans indicated. The calculations reflect the value of the benefits assuming that each NEO was fully vested under each plan. The benefits were computed as of December 31, 2020, consistent with the assumptions described in Note 10, "Pensions and Postretirement Benefits Other than Pensions," to the consolidated financial statements in the 2020 Form 10-K.

(c) Mr. Lamach's credited years of service exceed his actual years of service by 17 years pursuant to the provisions of his employment arrangement. Crediting additional years of service to a nonqualified pension program such as the EOSP was not uncommon in 2004 when Mr. Lamach joined the Company and was used to compensate him for benefits he was forfeiting at his prior employer. Mr. Lamach's benefit under the EOSP is reduced by the pension benefit he received from his former employer in July 2013, updated with interest. The increase in present value of benefits due to those additional years of credited service is $25,206,210.

(d) Under the provisions of the KMP, Mr. Regnery's service is capped at 30 years.

(e) Ms. Avedon, pursuant to the provisions of her employment arrangement, receives double credit for the first five years of employment (3.8% versus 1.9%) in determining her benefit. The increase in present value of benefits due to this provision is $2,645,447.

2020 Nonqualified Deferred Compensation

The Company's EDCP is an unfunded, nonqualified plan that permits certain employees, including the NEOs, to defer receipt of up to 50% of their annual salary and up to 100% of their AIM awards and PSP awards. Elections to defer generally must be made prior to the beginning of the calendar year or performance period, as applicable. The Company has established a nonqualified grantor trust with a bank as the trustee to hold certain assets as a funding vehicle for the Company's obligations under the EDCP. These assets are considered general assets of the Company and are available to its creditors in the event of the Company's insolvency. Amounts held in the trust are invested by the trustee using various investment vehicles.

Participants are offered certain investment options (the same investment options available in the Employee Savings Plan other than the self-directed brokerage), and can choose how they wish to allocate their cash deferrals among those investment options. Participants are 100% vested in all amounts deferred, and bear the risk of any earnings and losses on such deferred amounts.

Generally, deferred amounts may be distributed following termination of employment or at the time of a scheduled in-service distribution date chosen by the participant. If a participant has completed five or more years of service at the time of termination, or is terminated due to long-term disability, death or retirement, the distribution is paid in accordance with the participant's election. If a participant terminates without meeting these requirements, the account balance for all plan years will be paid in a lump sum in the year following the year of termination. A participant can elect to receive distributions at termination over a period of 5, 10, or 15 annual installments, or in a single lump sum. A participant can elect to receive scheduled in-service distributions in future years that are at least two years after the end of the plan year for which they are deferring. In-service distributions can be received in two to five annual installments, or if no election is made, in a lump sum. For those participants who have investments in ordinary shares, the distribution of these assets will be in the form of ordinary shares, not cash.

The following table provides information regarding contributions, distributions, earnings and balances for each NEO under our nonqualified deferred compensation plans.

Name	Plan Name	Executive Contributions in Last Fiscal Year ($)[a]	Registrant Contributions in Last Fiscal Year ($)[b]	Aggregate Earnings in Last Fiscal Year ($)[c]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance At Last Fiscal Year End ($)[d]
M. W. Lamach	EDCP	—	—	3,672,331	—	12,321,660
	Supplemental ESP	—	234,000	1,555,129	—	6,557,689
C. J. Kuehn	EDCP	58,685	—	158,948	—	675,141
	Supplemental ESP	—	59,918	38,716	—	289,647
D. S. Regnery	EDCP	513,706	—	517,261	(135,466)	6,206,100
	Supplemental ESP	—	85,271	144,329	—	1,379,038
M. J. Avedon	EDCP	—	—	2,419,066	—	8,116,518
	Supplemental ESP	—	67,097	136,527	—	1,080,645
P. A. Camuti	EDCP	—	—	2,477,722	—	8,313,297
	Supplemental ESP	—	48,698	66,418	—	551,569
S. K. Carter	Supplemental ESP	—	68,852	100,709	—	851,053

[a] The annual deferrals (salary, AIM & PSP) are all reflected in the Salary column, the Non-Equity Incentive Plan column and the Stock Awards column, respectively of the Summary Compensation Table.

[b] All of the amounts reflected in this column are included in the All Other Compensation column of the Summary Compensation Table.

[c] Amounts in this column include gains and losses on investments, as well as dividends on ordinary shares or ordinary share equivalents. None of the earnings or losses reported in this column are included in the Summary Compensation Table.

[d] The following table reflects the amounts reported in this column as compensation to the NEOs in the Company's Summary Compensation Table in proxy statements for prior years. Each of Messrs. Lamach, Kuehn, Regnery, Ms. Carter, Ms. Avedon and Mr. Camuti first became NEOs and therefore had their compensation reported in the Company's proxy statements beginning with fiscal years 2004 (Lamach), 2020 (Kuehn), 2017 (Regnery), 2010 (Avedon), 2019 (Camuti) and 2014 (Carter).

Name	EDCP ($)	Supplemental ESP ($)
M. W. Lamach	1,529,086	2,036,325
C. J. Kuehn	—	—
D. S. Regnery	1,400,441	191,743
M. J. Avedon	376,016	486,140
P. A. Camuti	—	49,044
S. K. Carter	—	542,703

Post-Employment Benefits

The following discussion describes the compensation to which each active NEO would be entitled in the event of termination of such executive's employment.

Employment Arrangements and Severance Not in Connection with a Change in Control

Mr. Lamach and Ms. Avedon are entitled to severance in the event of their involuntary termination without cause pursuant to the terms of their employment agreements. Under the terms of his employment agreement, Mr. Lamach is eligible for 24 months of base annual salary plus a prorated AIM award earned for the year of termination as determined and paid at the conclusion of the full performance year in accordance with the terms of the AIM program. Ms. Avedon is eligible for 12 months of base salary and an AIM award equal to her target.

Although the Company does not have a formal severance policy for officers, NEOs who do not have employment agreements providing for severance and who are terminated by the Company other than for cause will generally be considered for severance benefits up to 12 months' base salary. Depending on the circumstances and timing of the termination, they may also be eligible for a pro-rated portion of their AIM award earned for the year of termination as determined and paid at the conclusion of the full performance year in accordance with the terms of the AIM program.

In addition, the Company's equity award agreements provide for the following treatment upon the occurrence of one of the specified events in the table below:

	Stocks Options	RSUs	PSUs
Retirement	Continue to vest on the same basis as active employees and remain exercisable for a period of up to five years following retirement.	Continue to vest on the same basis as active employees.	Vest pro-rata based on the time worked during the performance period and the achievement of performance goals through the end of the performance period.
Group Termination	Immediately vest in the portion of the awards that would have vested within twelve months of termination and remain exercisable for a period of up to three years following termination of employment.	Immediately vest in the portion of the awards that would have vested within twelve months of termination.	
Job Elimination	Unvested awards are forfeited and vested awards remain exercisable for a period of up to one year following termination.	Unvested awards are forfeited.	
Death or Disability	Immediately vest in unvested awards and vested awards remain exercisable for a period of up to three years following death or disability.	Immediately vest in unvested awards.	Vest pro-rata based on the time worked during the performance period and the achievement of performance goals at target performance, unless termination occurs in the final quarter of the performance period in which case the awards vest based on actual performance.

In the event of a change in control or termination due to a Major Restructuring, severance would be determined pursuant to the terms of the change-in-control agreements or the Major Restructuring Severance Plan described below in lieu of severance under the terms of the employment agreements or the severance guidelines described above.

Change in Control

The Company has entered into a change-in-control agreement with each NEO. The change-in-control agreement provides for certain payments if the employment is terminated by the Company without "cause" (as defined in the change-in-control agreements) or by the NEO for "good reason" (as defined in the change-in-control agreements), in each case, within two years following a change in control of the Company. For officers who first became eligible for a change-in-control agreement on or after May 19, 2009, including Messrs. Kuehn, Regnery and Camuti, the Company eliminated a severance payment based on outstanding PSP awards and eliminated a payment to cover the impact to the executive of certain incremental taxes incurred in connection with the payments made following a change in control.

Following a change in control, each NEO is entitled to continue receiving his or her current base salary and is entitled to an annual bonus in an amount not less than the highest annual bonus paid during the prior three full fiscal years.

If an NEO's employment is terminated "without cause" or by the NEO for "good reason" within two years following a change in control, the NEO is entitled to the following:

- any base salary and annual bonus for a completed fiscal year that had not been paid;
- an amount equal to the NEO's annual bonus for the last completed fiscal year pro-rated for the number of full months employed in the current fiscal year;
- an amount equal to the NEO's base salary pro-rated for any unused vacation days;
- a lump sum severance payment from the Company equal to the three times (for the CEO) or two and one-half times (for other NEOs) the sum of:
  - the NEO's annual salary in effect on the termination date, or, if higher, the annual salary in effect immediately prior to the reduction of the NEO's annual salary after the change in control; and
  - the NEO's target AIM award for the year of termination or, if higher, the average of the AIM award amounts beginning three years immediately preceding the change in control and ending on the termination date; and



- for Mr. Lamach and Ms. Avedon, a lump sum payment equal to three times for Mr. Lamach and two and one-half times for Ms. Avedon of: (a) the cash value of the target amount of the most recent PSU award; or (b) if higher, the average amounts of the last three PSU awards granted and paid to the NEO immediately preceding termination. This payment is in lieu of any rights the individual might have with respect to unvested PSU awards.

A "change in control" is defined as the occurrence of any of the following events: (i) any person unrelated to the Company becomes the beneficial owner of 30% or more of the combined voting power of the Company's voting stock; (ii) the directors serving at the time the change-in-control agreements were executed (or the directors subsequently elected by the shareholders of the Company whose election or nomination was duly approved by at least two-thirds of the then serving directors) fail to constitute a majority of the Board of Directors; (iii) the consummation of a merger or consolidation of the Company with any other corporation in which the Company's voting securities outstanding immediately prior to such merger or consolidation represent 50% or less of the combined voting securities of the Company immediately after such merger or consolidation; (iv) any sale or transfer of all or substantially all of the Company's assets, other than a sale or transfer with a corporation where the Company owns at least 80% of the combined voting power of such corporation or its parent after such transfer; or (v) any other event that the continuing directors determine to be a change in control; provided however, with respect to (i), (iii) and (v) above, there shall be no change in control if shareholders of the Company own more than 50% of the combined voting power of the voting securities of the Company or the surviving entity or any parent immediately following such transaction in substantially the same proportion to each other as prior to such transaction.

In addition to the foregoing, the NEOs would also be eligible to participate in the Company's welfare employee benefit programs for the severance period (three years for the CEO and two and one-half years for the other NEOs). For purposes of determining eligibility for applicable post-retirement welfare benefits, the NEO would be credited with any combination of additional years of service and age, not exceeding 10 years, to the extent necessary to qualify for such benefits. Mr. Regnery is the only active NEO eligible for subsidized retiree medical benefits (only until age 65) due to his age and service as of January 1, 2003, when eligibility for the retiree medical benefit was frozen. The Company would also provide each NEO up to $100,000 of outplacement services.

In the event of a change in control, participants in the EOSP and KMP would be immediately vested. A termination within two years following a change in control also triggers the payment of an enhanced benefit, whereby three years would be added to both age and service with the Company under the EOSP or KMP. In addition, the "final average pay" under the EOSP or KMP would be calculated as 33.33% of his or her severance benefit under the change-in-control agreement in the case of Mr. Lamach and 40% of the severance benefit under the applicable change-in-control agreement in the case of the other NEOs. These percentages reflect an annualized value of severance payments that would be provided in accordance with their respective agreements.

Under the Company's 2018 Incentive Stock Plan, time-based awards will only vest and become exercisable or payable, as applicable, on a change in control (as defined in the 2018 Incentive Stock Plan) if they are not assumed, substituted or otherwise replaced in connection with the change in control. If the awards are assumed or continued after the change in control, the Committee may provide that such awards will be subject to automatic vesting acceleration upon a participant's involuntary termination within a designated period following the change in control. Further, under the 2018 Incentive Stock Plan, PSUs will automatically vest upon a change in control of our Company, based on (a) the target level, pro-rated to reflect the period the participant was in service during the performance period or (b) the actual performance level attained, in each case, as determined by the Committee.

Major Restructuring

The Company has adopted a Major Restructuring Severance Plan (the "Severance Plan") that provides a cash severance payment in the event a participant's employment is terminated due to an involuntary loss of job without Cause (as defined in the Severance Plan) or a Good Reason (as defined in the Severance Plan), provided that the termination is substantially related to or a result of a Major Restructuring. The cash severance payment would be equal to two and one-half times (for the CEO) or two times (for other NEOs) (a) current base salary, and (b) current target AIM award. As of December 31, 2020, the value of cash severance for NEOs was: Mr. Lamach, $9,517,500; Mr. Kuehn, $2,720,000; Mr. Regnery, $3,400,000; Ms. Avedon, $2,627,000; and Mr. Camuti, $2,183,000.

Participants would also receive a pro-rated portion of their target AIM award, based on actual Company and individual performance during the fiscal year in which termination of employment occurred. Participants in the EOSP or KMP who are not vested in such plans would also receive a cash payment equal to the amount of the benefit to which they would have been entitled if they were vested.

In addition, the Company's equity awards provide that employees who terminate employment due to an involuntary loss of job without Cause (as defined in the applicable award agreement) or for Good Reason (as defined in the applicable award agreement) within one year of completion of a Major Restructuring will, provided that the termination is substantially related to the Major Restructuring, (i) immediately vest in all unvested stock options and may exercise all vested stock options at any time within the following three-year period (five years if retirement eligible) or the remaining term of the stock option, if shorter, (ii) immediately vest in all RSUs, except that retirement eligible participants with at least five years of service would continue their existing vesting schedule, and (iii) receive a prorated payout of outstanding PSUs based on actual performance at the end of performance period. As of December 31, 2020, the value of unvested equity awards was: Mr. Lamach, $46,394,492; Mr. Kuehn, $4,292,084; Mr. Regnery, $12,935,506; Ms. Avedon, $7,868,646; and Mr. Camuti, $5,762,000.

A "Major Restructuring" is defined as a reorganization, recapitalization, extraordinary stock dividend, merger, sale, spin-off or other similar transaction or series of transactions, which individually or in the aggregate, has the effect of resulting in the elimination of all, or the majority of, any one or more of the Company's business segments, so long as such transaction or transactions do not constitute a Change in Control (as defined in the applicable plan).

2020 Post-Employment Benefits Table

The following table describes the compensation to which each of the NEOs would be entitled in the event of termination of such executive's employment on December 31, 2020, including termination following a change in control. The potential payments were determined under the terms of our plans and arrangements in effect on December 31, 2020. The table does not include the pension benefits or nonqualified deferred compensation amounts that would be paid to an NEO, which are set forth in the Pension Benefits table and the Nonqualified Deferred Compensation table above, except to the extent that the NEO is entitled to an additional benefit as a result of the termination.

Name	Voluntary Resignation/ Retirement ($)	Involuntary Without Cause ($)	Involuntary With Cause ($)	Change in Control ($)	Disability ($)	Death ($)
M. W. Lamach						
Severance[a]	—	2,820,000	—	12,575,000	—	—
Earned but Unpaid AIM Award(s)[b]	—	2,397,000	—	2,397,000	—	—
PSP Award Payout[c]	18,510,803	18,510,803	—	46,292,309	18,510,803	18,510,803
Value of Unvested Equity Awards[d]	27,883,689	27,883,689	—	27,883,689	27,883,689	27,883,689
Enhanced Retirement Benefits[e]	—	—	—	9,876,850	—	—
Outplacement[f]	—	11,400	—	100,000	—	—
Health Benefits[g]	—	—	—	28,319	—	—
Tax Assistance[h]	—	—	—	—	—	—
Total	46,394,492	51,622,892		99,153,167	46,394,492	46,394,492
C. J. Kuehn						
Severance[a]	—	588,461	—	3,400,000	—	—
Earned but Unpaid AIM Award(s)[b]	—	680,000	—	680,000	—	—
PSP Award Payout[c]	—	—	—	1,380,907	1,381,778	1,381,778
Value of Unvested Equity Awards[d]	—	—	—	2,910,306	2,910,306	2,910,306
Enhanced Retirement Benefits[e]	—	—	—	1,826,327	—	—
Outplacement[f]	—	11,400	—	100,000	—	—
Health Benefits[g]	—	—	—	23,612	—	—
Total	—	1,279,861	—	10,321,152	4,292,084	4,292,084
D. S. Regnery						
Severance[a]	—	850,000	—	4,250,000	—	—
Earned but Unpaid AIM Award(s)[b]	—	850,000	—	850,000	—	—
PSP Award Payout[c]	6,149,994	6,149,994	—	6,148,397	6,149,994	6,149,994
Value of Unvested Equity Awards[d]	6,785,512	6,785,512	—	6,785,512	6,785,512	6,785,512
Enhanced Retirement Benefits[e]	—	—	—	3,863,463	—	—
Outplacement[f]	—	11,400	—	100,000	—	—
Health Benefits[g]	—	—	—	86,612	—	—
Total	12,935,506	14,646,906	—	22,083,984	12,935,506	12,935,506

TRANE
TECHNOLOGIES

Name	Voluntary Resignation/ Retirement ($)	Involuntary Without Cause ($)	Involuntary With Cause ($)	Change in Control ($)	Disability ($)	Death ($)
M. J. Avedon						
Severance[a]	—	710,000	—	3,529,441	—	—
Earned but Unpaid AIM Award(s)[b]	—	603,500	—	603,500	—	—
PSP Award Payout[c]	3,153,601	3,153,601	—	5,340,162	3,153,601	3,153,601
Value of Unvested Equity Awards[d]	4,715,045	4,715,045	—	4,715,045	4,715,045	4,715,045
Enhanced Retirement Benefits[e]	—	—	—	3,407,041	—	—
Outplacement[f]	—	11,400	—	100,000	—	—
Health Benefits[g]	—	—	—	23,612	—	—
Tax Assistance[h]	—	—	—	—	—	—
Total	7,868,646	9,193,546	—	17,718,801	7,868,646	7,868,646
P. A. Camuti						
Severance[a]	—	590,000	—	2,745,936	—	—
Earned but Unpaid AIM Award(s)[b]	—	501,500	—	501,500	—	—
PSP Award Payout[c]	2,197,722	2,197,722	—	2,196,706	2,197,722	2,197,722
Value of Unvested Equity Awards[d]	3,564,278	3,564,278	—	3,564,278	3,564,278	3,564,278
Enhanced Retirement Benefits[e]	—	—	—	1,803,801	—	—
Outplacement[f]	—	11,400	—	100,000	—	—
Health Benefits[g]	—	—	—	23,612	—	—
Total	5,762,000	6,864,900	—	10,935,833	5,762,000	5,762,000

[a] For the "Involuntary without Cause" column, for those NEOs who do not have a formal separation agreement, the current severance guidelines permit payment of up to one year's base salary provided that such termination was not eligible for severance benefits under the Major Restructuring Severance Plan. Because of his service, Mr. Kuehn's severance is equal to 45 weeks rather than 52. For the amounts shown under the "Change in Control" columns, refer to the description of how severance is calculated in the section above, entitled Post-Employment Benefits.

[b] For the "Involuntary without Cause" column, these amounts represent the AIM awards earned by Mr. Lamach and Ms. Avedon in 2020 and paid pursuant to the terms of their employment agreements and (ii) prorated AIM awards (up to target) that may be paid to the other NEOs depending on the circumstances and timing of the termination. For the amounts under "Change in Control," these amounts represent the actual award earned for the 2020 performance period, which may be more or less than the target award.

[c] For the "Involuntary without Cause" column, these amounts represent the cash value of the prorated PSU award payout to the NEOs as a result of their retirement eligibility at December 31, 2020. For the "Change in Control" column for Mr. Lamach and Ms. Avedon, these amounts represent the cash value of the PSU award payout, based on the appropriate multiple. For the "Change in Control" column for Mr. Regnery, Mr. Kuehn and Mr. Camuti, these values represent what would be provided under the terms of the 2013 Plan, which provides a pro-rated payment for all outstanding awards at target, and the 2018 Plan, which provides for either a pro-rated payment for all outstanding awards at target or a payment based on actual performance, as determined by the Committee. For the "Retirement," "Disability" and "Death" columns, amounts represent the cash value of the prorated portion of their PSUs that vest upon such events assuming performance at target. Amounts for each column are based on the closing stock price of the ordinary shares on December 31, 2020 ($145.16).

[d] The amounts shown for "Retirement," "Involuntary without Cause," "Change in Control," "Death" and "Disability" represent (i) the value of the unvested RSUs, which is calculated based on the number of unvested RSUs multiplied by the closing stock price of the ordinary shares on December 31, 2020 ($145.16), and (ii) the intrinsic value of the unvested stock options, which is calculated based on the difference between the closing stock price of the ordinary shares on December 31, 2020 ($145.16) and the relevant exercise price. However, only in the event of termination following a "Change in Control" or termination due to "Death" or "Disability" is there accelerated vesting of unvested awards. For "Retirement," the awards do not accelerate but continue to vest on the same basis as active employees. Messrs. Lamach, Regnery, Camuti and Ms. Avedon are retirement eligible.

[e] In the event of a change in control of the Company and termination of the NEOs, the present value of the pension benefits under the EOSP, KMP and Supplemental Pension Plan would be paid out as lump sums. While there is no additional benefit to the NEOs as a result of either voluntary retirement/resignation and/or involuntary resignation without cause, there are differences (based on the methodology mandated by the SEC) between the numbers that are shown in the Pension Benefits Table and those that would actually be payable to the NEO under these termination scenarios.

[f] For the "Involuntary without Cause" column, each NEO is eligible for outplacement services for a twelve month period, not to exceed $11,400. For the "Change in Control" column, the amount represents the maximum expenses the Company would reimburse the NEO for professional outplacement services.

[g] Represents the Company cost of health and welfare coverage. The cost for "Change in Control" represents continued active coverage for the severance period. For Mr. Regnery, the value shown includes the cost for retiree coverage.

[h] Pursuant to the change-in-control agreements for Mr. Lamach and Ms. Avedon, if any payment or distribution by the Company to these NEOs creates certain incremental taxes, they would be entitled to receive from the Company a payment in an amount sufficient to place them in the same after-tax financial position as if such taxes had not been imposed. There is no such incremental tax for a change in control as of December 31, 2020. Therefore, no value is shown in the table above.

CEO Pay Ratio

The ratio of our CEO's total compensation to our median employee's total compensation (the "CEO Pay Ratio") is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K. Due to the flexibility afforded by Item 402(u) in calculating the CEO Pay Ratio, the ratio may not be comparable to CEO pay ratios presented by other companies.

We identified our median employee using our global employee population as of October 31, 2020. We have employees in 58 countries including 12,679 non-U.S. employees. As part of our methodology, and in compliance with the pay ratio rule under Item 402(u), we employed the de minimis exemption for non-U.S. employees and excluded all employees in 34 countries totaling 1,038 employees (approximately 3.0% of our total workforce of 34,246). Employees in the following countries were excluded:

Country	Number of Employees	Country	Number of Employees	Country	Number of Employees
Belgium	89	Romania	32	Lebanon	12
Colombia	87	Switzerland	29	Macao	12
Vietnam	76	Qatar	28	South Africa	12
Republic of Korea	70	Greece	26	Guam	10
Poland	68	Portugal	26	Finland	9
Sweden	52	Saudi Arabia	25	Slovakia	8
Turkey	49	Austria	24	Australia	6
Panama	43	Costa Rica	22	Croatia	3
Russian Federation	42	Kuwait	17	Denmark	3
Hungary	40	Peru	15	Luxembourg	2
Israel	39	Dominican Republic	14		
Egypt	34	Hong Kong	14		

Our in-scope employees consisted of our full-time, part-time, seasonal and temporary employees and excluded independent contractors and leased workers. To determine our median employee, we used annual base salary as our consistently applied compensation measure for 2020 (the "2020 CACM"). For commission-based employees, actual earnings were considered their base salary. In identifying our median employee, we further annualized pay for those full-time and part-time employees (but not seasonal and temporary employees) who commenced work during 2020. The median employee identified had anomalous total annual compensation related to facility closure. We therefore substituted an employee with the next lowest annual base pay, which is a practice we will continue if future median employees work in a facility where closure has been announced. We believe that annual base salary provides a reasonable estimate of annual compensation of our employees.

After identifying the median employee, we calculated the median employee's total annual compensation in accordance with the requirements of the Summary Compensation Table. Based on such calculation, our median employee's total compensation was $57,867, while our CEO's compensation was $28,107,486. Accordingly, our CEO Pay Ratio was 486:1.

Equity Compensation Plan Information

The following table provides information as of December 31, 2020, with respect to the Company's ordinary shares that may be issued under equity compensation plans:

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in First Column)
Equity compensation plans approved by security holders[1]	7,022,072	$70.53	15,656,139
Equity compensation plans not approved by security holders[2]	759,967	—	—
Total	7,782,039	$70.53	15,656,139

[1] Consists of the 2007 Plan, the 2013 Plan and the 2018 Plan.

[2] Consists of the EDCP, the Trane Technologies Directors Deferred Compensation Plan (the "DDCP I"), the Trane Technologies Directors Deferred Compensation and Stock Award Plan II (the "DDCP II" and, together with the DDCP I, the "DDCP"), and the Trane Deferred Compensation Plan (the "TDCP"). Plan participants acquire Company shares under these plans as a result of the deferral of salary or directors' fees, AIM awards and PSUs.



Information Concerning Voting and Solicitation

Why Did I Receive This Proxy Statement?

We sent you this Proxy Statement or a Notice of Internet Availability of Proxy Materials ("Notice") because our Board of Directors is soliciting your proxy to vote at the Annual General Meeting. This Proxy Statement summarizes the information you need to know to vote on an informed basis.

Why Are There Two Sets of Financial Statements Covering the Same Fiscal Period?

U.S. securities laws require us to send you our 2020 Form 10-K, which includes our financial statements prepared in accordance with GAAP. These financial statements are included in the mailing of this Proxy Statement. Irish law also requires us to provide you with our Irish Financial Statements for our 2020 fiscal year, including the reports of our Directors and auditors thereon, which accounts have been prepared in accordance with Irish law. The Irish Financial Statements are available on the Company's website at www.tranetechnologies.com under the heading "Investors – Irish Statutory Accounts" and will be laid before the Annual General Meeting.

How Do I Attend the Annual General Meeting?

In light of any COVID-19 measures that may be in place in Ireland and the United States on the date of the Annual General Meeting, we strongly encourage all shareholders not to attend the Annual General Meeting in person and instead to submit proxy forms to ensure they can vote and be represented at the Annual General Meeting without attending in person. Shareholders are encouraged to keep up-to-date with, and follow, the guidance from the Government of Ireland and the Department of Health (of Ireland) and other local health departments as circumstances may change at short notice.

Taking into account the latest guidance from the Government of Ireland, particularly in relation to indoor public gatherings, it is possible the Annual General Meeting Annual General Meeting may be adjourned to a different time and/ or venue, in each case notification of such adjournment will be given in accordance with Company's constitution. Any announcements of changes or updates to the arrangements for the Annual General Meeting will be made available at www.tranetechnologies.com.

Due to travel restrictions and health concerns, the Directors may participate by telephone instead of attending in person, there may be significantly reduced attendance by company personnel and the meeting will be conducted as efficiently as possible.

In the event that the Annual General Meeting can proceed as normal, **in order to be admitted, you must present a form of personal identification and evidence of share ownership.**

If you are a shareholder of record, evidence of share ownership will be either (1) an admission ticket, which is attached to the proxy card and must be separated from the proxy card and kept for presentation at the meeting if you vote your proxy by mail, or (2) a Notice.

Shareholders in Ireland may participate in the Annual General Meeting remotely on June 3, 2021 at 1:00 p.m. (Dublin time) telephonically at the Arthur Cox Building, Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland, in order to be admitted, you must present a form of personal identification and evidence of share ownership.

If you own your shares through a bank, broker or other holder of record ("street name holders"), evidence of share ownership will be either (1) your most recent bank or brokerage account statement, or (2) a Notice. If you would rather have an admission ticket, you can obtain one in advance by mailing a written request, **along with proof of your ownership of the Company's ordinary shares,** to:

Secretary
Trane Technologies plc
170/175 Lakeview Dr.
Airside Business Park
Swords, Co. Dublin
Ireland

No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted at the Annual General Meeting.

Who May Vote?

You are entitled to vote if you beneficially owned the Company's ordinary shares at the close of business on April 8, 2021, the Record Date. At that time, there were 239,108,880 of the Company's ordinary shares outstanding and entitled to vote. Each ordinary share that you own entitles you to one vote on all matters to be voted on a poll at the Annual General Meeting.

How Do I Vote?

Shareholders of record can cast their votes by proxy by:

- using the Internet and voting at www.proxyvote.com;
- calling 1-800-690-6903 and following the telephone prompts; or
- completing, signing and returning a proxy card by mail.

If you received a Notice and did not receive a proxy card, you may request one at sendmaterial@proxyvote.com.

The Notice is not a proxy card and it cannot be used to vote your shares.

If you are a shareholder of record and you choose to submit your proxy by telephone by calling the toll-free number on your proxy card, your use of that telephone system and in particular the entry of your pin number/other unique identifier, will be deemed to constitute your appointment, in writing and under hand, and for all purposes of the Companies Act 2014, of the persons named on the proxy card as your proxy to vote your shares on your behalf in accordance with your telephone instructions.

Subject to guidance from the Government of Ireland at the time of the Annual General Meeting, shareholders of record may also vote their shares directly by attending the Annual General Meeting and casting their vote in person or appointing a proxy (who does not have to be a shareholder) to attend the Annual General Meeting and casting votes on their behalf in accordance with their instructions.

Street name holders must vote their shares in the manner prescribed by their bank, brokerage firm or nominee. Street name holders who wish to vote in person at the Annual General Meeting must obtain a legal proxy from their bank, brokerage firm or nominee. Street name holders will need to bring the legal proxy with them to the Annual General Meeting and hand it in with a signed ballot that is available upon request at the meeting. Street name holders will not be able to vote their shares at the Annual General Meeting without a legal proxy and a signed ballot.

Taking the Company's Covid-19 guidance about attending in person into consideration, even if you plan to attend the Annual General Meeting, we recommend that you vote by proxy as described above so that your vote will be counted if you later decide not to attend the meeting.

In order to be timely processed, your vote must be received by 11:59 p.m. Eastern Time on June 2, 2021 (or, if you are a street name holder, such earlier time as your bank, brokerage firm or nominee may require).

How May Employees Vote under Our Employee Plans?

If you participate in the ESP, the Trane Technologies Company Employee Savings Plan for Bargained Employees, the Trane Technologies Retirement Savings Plan for Participating Affiliates in Puerto Rico, or the Trane 401(k) and Thrift Plan, then you may be receiving these materials because of shares held for you in those plans. In that case, you may use the enclosed proxy card to instruct the plan trustees of those plans how to vote your shares, or give those instructions by telephone or over the Internet. They will vote these shares in accordance with your instructions and the terms of the plan. The plan trustees will not disclose to the Company how any individual employee instructed the plan trustees to vote their shares.

To allow plan administrators to properly process your vote, your voting instructions must be received by 11:59 p.m. Eastern Time on May 28, 2021.

If you do not provide voting instructions for shares held for you in any of these plans, the plan trustees will vote these shares in the same ratio as the shares for which voting instructions are provided.

 

May I Revoke My Proxy?

You may revoke your proxy at any time before it is voted at the Annual General Meeting in any of the following ways:

- by notifying the Company's Secretary in writing: c/o Trane Technologies plc, 170/175 Lakeview Drive., Airside Business Park, Swords, Co. Dublin, Ireland;
- by submitting another properly signed proxy card with a later date or another Internet or telephone proxy at a later date but prior to the close of voting described above; or
- by voting in person at the Annual General Meeting.

Merely attending the Annual General Meeting does not revoke your proxy. To revoke a proxy, you must take one of the actions described above.

How Will My Proxy Get Voted?

If your proxy is properly submitted, your proxy holder (one of the individuals named on the proxy card) will vote your shares as you have directed. If you are a street name holder, the rules of the NYSE permit your bank, brokerage firm or nominee to vote your shares on Items 3, 4, 5 and 6 (routine matters) if it does not receive instructions from you. However, your bank, brokerage firm or nominee may not vote your shares on Items 1 and 2 (non-routine matters) if it does not receive instructions from you ("broker non-votes"). Broker non-votes will not be counted as votes for or against the non-routine matters, but rather will be regarded as votes withheld and will not be counted in the calculation of votes for or against the resolution.

If you are a shareholder of record and you do not specify on the proxy card you send to the Company (or when giving your proxy over the Internet or telephone) how you want to vote your shares, then the Company-designated proxy holders will vote your shares in the manner recommended by our Board of Directors on all matters presented in this Proxy Statement and as the proxy holders may determine in their discretion regarding any other matters properly presented for a vote at the meeting.

What Constitutes a Quorum?

The presence (in person or by proxy) of shareholders entitled to exercise a majority of the voting power of the Company on the Record Date is necessary to constitute a quorum for the conduct of business. Abstentions and broker non-votes are treated as "shares present" for the purposes of determining whether a quorum exists.

What Vote is Required to Approve Each Proposal?

A majority of the votes cast at the Annual General Meeting is required to approve each of Items 1, 2, 3 and 4. A majority of the votes cast means that the number of votes cast "for" an Item must exceed the number of votes cast "against" that Item. Items 5 and 6 are considered special resolutions under Irish law and require 75% of the votes cast for approval.

Although abstentions and broker non-votes are counted as "shares present" at the Annual General Meeting for the purpose of determining whether a quorum exists, they are not counted as votes cast either "for" or "against" the resolution and, accordingly, will not affect the outcome of the vote.

Who Pays the Expenses of This Proxy Statement?

We have hired Alliance Advisors, LLC to assist in the distribution of proxy materials and the solicitation of proxies for a fee estimated at $15,000 plus out-of-pocket expenses. Proxies will be solicited on behalf of our Board of Directors by mail, in person, by telephone and through the Internet. We will bear the cost of soliciting proxies. We will also reimburse brokers and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy materials to the persons for whom they hold shares.

How Will Voting on Any Other Matter be Conducted?

Although we do not know of any matters to be presented or acted upon at the Annual General Meeting other than the items described in this Proxy Statement, if any other matter is proposed and properly presented at the Annual General Meeting, the proxy holders will vote on such matters in accordance with their best judgment.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth as of the Record Date, the beneficial ownership of our ordinary shares by (i) each director of the Company, (ii) each executive officer of the Company named in the Summary Compensation Table below, and (iii) all directors and executive officers of the Company as a group:

Name	Ordinary Shares[1]	Notional Shares[2]	Options Exercisable Within 60 Days[3]
K. E. Arnold	3,506	—	—
A. C. Berzin	31,373	46,329	—
J. Bruton	11,237	—	—
J. L. Cohon	25,744	—	—
G. D. Forsee	30,086	—	—
L. P. Hudson	6,625	—	—
M. P. Lee	7,311	—	—
A. Miller Boise	—	—	—
K. B. Peetz	3,736	—	—
J. P. Surma	10,883	—	—
R. J. Swift	1,701	86,357	—
T. L. White	29,543	65,424	—
M. W. Lamach	182,582	85,500	646,079
C.J. Kuehn	25,939	2,382	72,835
D. S. Regnery	53,123	1,150	241,314
M. J. Avedon	43,709	56,320	131,659
P. A. Camuti	29,998	57,686	106,524
All directors and executive officers as a group (20 persons)[4]	523,669	426,934	1,254,128

[1] Represents (i) ordinary shares held directly; (ii) ordinary shares held indirectly through a trust; (iii) unvested shares, including any RSUs or PSUs, and ordinary shares and ordinary share equivalents notionally held under the TDCP that may vest or are distributable within 60 days of the Record Date; and (iv) ordinary shares held by the trustee under the ESP for the benefit of executive officers. No director or executive officer of the Company beneficially owns 1% or more of the Company's ordinary shares.

[2] Represents ordinary shares and ordinary share equivalents notionally held under the DDCP, and the EDCP that are not distributable within 60 days of the Record Date.

[3] Represents ordinary shares as to which directors and executive officers had stock options exercisable within 60 days of the Record Date, under the Company's Incentive Stock Plans.

[4] The Company's ordinary shares beneficially owned by all directors and executive officers as a group (including shares issuable under exercisable options) aggregated approximately 0.74% of the total outstanding ordinary shares. Ordinary shares and ordinary share equivalents notionally held under the DDCP, the EDCP and the TDCP and ordinary share equivalents resulting from dividends on deferred stock awards are not counted as outstanding shares in calculating these percentages because they are not beneficially owned; the directors and executive officers have no voting or investment power with respect to these shares or share equivalents.

The following table sets forth each shareholder which is known by us to be the beneficial owner of more than 5% of the outstanding ordinary shares of the Company based solely on the information filed by such shareholder on Schedule 13D or filed by such shareholder in 2020 for the year ended December 31, 2020 on Schedule 13G under the Securities Exchange Act of 1934:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class[1]
BlackRock, Inc.[2] 55 East 52nd Street New York, New York 10022	17,933,014	7.5%
Vanguard Group[3] 100 Vanguard Blvd. Malvern, PA 19355	17,814,249	7.4%

[1] The ownership percentages set forth in this column are based on the Company's outstanding ordinary shares on the Record Date and assumes that each of the beneficial owners continued to own the number of shares reflected in the table above on such date.

[2] Information regarding BlackRock, Inc. and its stockholdings was obtained from a Schedule 13G filed with the SEC on February 1, 2021. The filing indicated that, as of December 31, 2020, BlackRock, Inc. had sole voting power as to 15,311,105 of such shares and sole dispositive power as to 17,933,014 of such shares.

[3] Information regarding Vanguard Group Inc. and its stockholdings was obtained from a Schedule 13G filed with the SEC on February 10, 2021. The filing indicated that, as of December 31, 2020, Vanguard Group Inc. had sole voting power as to none of such shares and sole dispositive power as to 16,775,002 of such shares.

Certain Relationships and Related Person Transactions

The Company does not generally engage in transactions in which its executive officers, directors or nominees for directors, any of their immediate family members or any of its 5% shareholders have a material interest. Pursuant to the Company's written related person transaction policy, any such transaction must be reported to management, which will prepare a summary of the transaction and refer it to the Sustainability, Corporate Governance and Nominating Committee for consideration and approval by the disinterested directors. The Sustainability, Corporate Governance and Nominating Committee reviews the material terms of the related person transaction, including the dollar values involved, the relationships and interests of the parties to the transaction and the impact, if any, to a director's independence. The Sustainability, Corporate Governance and Nominating Committee only approves those transactions that are in the best interest of the Company. In addition, the Company's Code of Conduct, which sets forth standards applicable to all employees, officers and directors of the Company, generally proscribes transactions that could result in a conflict of interest for the Company. Any waiver of the Code of Conduct for any executive officer or director requires the approval of the Company's Board of Directors. Any such waiver will, to the extent required by law or the NYSE, be disclosed on the Company's website at www.tranetechnologies.com or on a current report on Form 8-K. No such waivers were requested or granted in 2020.

We have not made payments to directors other than the fees to which they are entitled as directors (described under the heading "Compensation of Directors") and the reimbursement of expenses related to their services as directors. We have made no loans to any director or officer nor have we purchased any shares of the Company from any director or officer.

Since June 2020, Ms. Peetz has served as chief administrative officer of Citigroup Inc. Citigroup or affiliates of Citigroup ("Citigroup") have acted as Joint Lead Arranger, Joint Bookrunner and Syndication Agent in connection with our 2020 refinancing of our $1 billion revolving credit facility and with respect to our $1 billion revolving credit facility entered into in April 2018. As agent and lender, Citigroup provides other services under these facilities. There were no amounts outstanding under these facilities as of December 31, 2020. Citigroup was paid an arrangement fee of $250,000 in connection with the 2020 refinancing and approximately $668,000 in connection with portfolio management fees relating to upfront and undrawn fees on these facilities. In addition, Citigroup provides certain FX and derivatives services to the Company, which totaled approximately $850,000 during the fiscal year ended December 31, 2020 and certain treasury and trade solutions relating to cash/bank transactions and trade activity, which totaled approximately $935,000 during the fiscal year ended December 31, 2020. Our credit facilities were entered into in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender and did not involve more than the normal risk at the time for comparable loans with persons not related to the lender and did not involve more than the normal risk of collectability or present other unfavorable features. Our other transactions with Citigroup were made in the ordinary course of business on standard terms and conditions. Ms. Peetz does not personally participate in or benefit from any aspect of our relationship with Citigroup.

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and officers, and persons who beneficially own more than ten percent of the Company's ordinary shares, to file reports of ownership and reports of changes in ownership with the SEC and the NYSE. To the Company's knowledge, based solely on its review of such forms received by the Company and written representations that no other reports were required, all Section 16(a) filing requirements were complied with for the year 2020.

Shareholder Proposals and Nominations

Any proposal by a shareholder intended to be presented at the 2022 Annual General Meeting of shareholders of the Company must be received by the Company at its registered office at 170/175 Lakeview Drive, Airside Business Park, Swords, Co. Dublin, Ireland, Attn: Secretary, no later than December 24, 2021, for inclusion in the proxy materials relating to that meeting. Any such proposal must meet the requirements set forth in the rules and regulations of the SEC, including Rule 14a-8, in order for such proposals to be eligible for inclusion in our 2022 proxy statement.

The Company's Articles of Association set forth procedures to be followed by shareholders who wish to nominate candidates for election to the Board of Directors in connection with Annual General Meetings of shareholders or pursuant to written shareholder consents or who wish to bring other business before a shareholders' general meeting. All such nominations must be accompanied by certain background and other information specified in the Articles of Association. In connection with the 2022 Annual General Meeting, written notice of a shareholder's intention to make such nominations or bring business before the Annual General Meeting must be given to the Secretary of the Company not later than March 5, 2022. If the date of the 2022 Annual General Meeting occurs more than 30 days before, or 60 days after, the anniversary of the 2021 Annual General Meeting, then the written notice must be provided to the Secretary of the Company not later than the seventh day after the date on which notice of such Annual General Meeting is given.

In addition, the Company's Articles of Association separately provide shareholders representing 3% or more of the voting power of the Company's shares with the right, subject to certain terms and conditions, to nominate candidates for election to the Board of Directors and have such candidate included in our proxy materials for the applicable Annual General Meeting ("proxy access"). All such nominations must be accompanied by certain background and other information specified in the Articles of Association. In connection with the 2022 Annual General Meeting, written notice of proxy access nominations must be given to the Secretary of the Company not earlier than November 24, 2021 and not later than later than December 24, 2021. If the date of the 2022 Annual General Meeting occurs more than 30 days before, or 60 days after, the anniversary of the 2021 Annual General Meeting, then the written notice must be provided to the Secretary of the Company not earlier than 120 days prior to the 2022 Annual General Meeting and not later than the close of business on the later of (x) the 90th day prior to the 2022 Annual General Meeting or (y) the 10th day following the day on which public announcement of the date of the 2022 Annual General Meeting is first made.

The Sustainability, Corporate Governance and Nominating Committee will consider all shareholder recommendations for candidates for Board membership, which should be sent to the Committee, care of the Secretary of the Company, at the address set forth above. In addition to considering candidates recommended by shareholders, the Committee considers potential candidates recommended by current directors, Company officers, employees and others. As stated in the Company's Corporate Governance Guidelines, all candidates for Board membership are selected based upon their judgment, character, achievements and experience in matters affecting business and industry. Candidates recommended by shareholders are evaluated in the same manner as director candidates identified by any other means.

In order for you to bring other business before a shareholder general meeting, timely notice must be received by the Secretary of the Company within the time limits described above. The notice must include a description of the proposed item, the reasons you believe support your position concerning the item, and other specified matters. These requirements are separate from and in addition to the requirements you must meet to have a proposal included in our Proxy Statement. The foregoing time limits also apply in determining whether notice is timely for purposes of rules adopted by the SEC relating to the exercise of discretionary voting authority.

If a shareholder wishes to communicate with the Board of Directors for any other reason, all such communications should be sent in writing, care of the Secretary of the Company, or by email at board@tranetechnologies.com.

Householding

SEC rules permit a single set of annual reports and proxy statements to be sent to any household at which two or more shareholders reside if they appear to be members of the same family. Each shareholder continues to receive a separate proxy card. This procedure is referred to as householding. While the Company does not household in mailings to its shareholders of record, a number of brokerage firms with account holders who are Company shareholders have instituted householding. In these cases, a single proxy statement and annual report will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once a shareholder has received notice from his or her broker that the broker will be householding communications to the shareholder's address, householding will continue until the shareholder is notified otherwise or until the shareholder revokes his or her consent. If at any time a shareholder no longer wishes to participate in householding and would prefer to receive a separate proxy statement and annual report, he or she should notify his or her broker. Any shareholder can receive a copy of the Company's proxy statement and annual report by contacting the Company at its registered office at 170/175 Lakeview Drive, Airside Business Park, Swords, Co. Dublin, Ireland, Attention: Secretary or by accessing it on the Company's website at www.tranetechnologies.com.

Shareholders who hold their shares through a broker or other nominee who currently receive multiple copies of the proxy statement and annual report at their address and would like to request householding of their communications should contact their broker.

Dated: April 23, 2021